FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Presentation of the First Quarter 2011 Results

2.	Earnings Release: First Quarter 2011 Results

3.	Annual Report of the Fiduciary Agent 2010 — 1st Issue of Non-convertible Debentures, April 2011

4.	Minutes of the Ordinary and Extraordinary General Meetings of Stockholders, April 29, 2011

5.	Summary of Minutes of the 508th Meeting of the Board of Directors, April 15, 2011

6.	Summary of Minutes of the 509th Meeting of the Board of Directors, April 29, 2011

7.	Summary of Principal Decisions of the 510th Meeting of the Board of Directors, May 5, 2011

8.	Material Announcement — Acquisition of Control of Redentor Energia, May 12, 2011

9.	Minutes of the Extraordinary General Meeting of Stockholders, May 12, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Officer for Finance and Investor Relations

Date: May 19, 2011

1.               Presentation of the First Quarter 2011 Results

1Q 2011 results

Portfolio of businesses sustains results

1Q 2011 results Portfolio of businesses sustains results

Disclamer Some statements and estimates in this material may represent expectations about future events or results that involve risks and uncertainties known and unknown. There is no guarantee that the events or results referred to in these expectations will occur. These expectations are based on present assumptions and analyses from the viewpoint of our management, based on their experience, the macroeconomic environment, market conditions in the energy sector and our expected future results, many of which are not under Cemig’s control. Important factors that can lead to significant differences between actual results and projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the energy sector, hydrological conditions, conditions in the financial markets, uncertainty regarding future results of operations, plans and objectives as well as other factors. Because of these and other factors, our actual results may differ significantly from those indicated in or implied by these statements. The information and opinions contained herein should not be understood as a recommendation to potential investors and no investment decision should be based on the truthfulness, or completeness as of the date hereof of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation. To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could lead to different results from those estimated by Cemig, please consult the section on Risk Factors included in our Formulário de Referência filed with the Brazilian Securities Commission — CVM, and in Form 20-F filed with the U.S. Securities and Exchange Commission — SEC. Financial amounts are in RS million (RS mn) unless otherwise indicated, and reflect the adoption of IERS

Execution of the Strategy takes Cemig to a new level Strategic Plan calls for sustainable growth, aiming to ensure addition of value for shareholders over the long term Leadership in consolidation of Brazilian electricity sector Balanced growth in the 3 business segments through acquisitions and new projects Efficiency of the growth model strengthens Cemig’s strategic position Credit quality and financial solidity give access to funding and new opportunities

First quarter 2011 results

Net revenue
18%
2,878
3,387
1Q2010
1Q2011

EBITDA
11%
1,164
1,292
1Q2010
1Q2011

Net Income
1%
520
526
1Q2010
1Q2011

Cemig continues to deliver consistent results to shareholders

First quarter 2011 results Net revenue EBITDA Net Income 2,878 18% 3,387 1,164 11% 1,292 520 1% 526 1Q2010 1Q2011 1Q2010 1Q2011 1Q2010 1Q2011 Cemig continues to deliver consistent results to shareholders Successful growth strategy leads to a robust expansion of our indicators Portfolio of businesses sustains Ebitda of R$ 1.3 billion Quality of assets, and operational efficiency, enable improvement of margins

Main focus is on growth Acquisitions: Performance of companies acquired confirms success of the strategy of growing with financial partners and through minority holdings Greenfields: Discipline of investing in attractive conditions, with commitment to add value for shareholders always in first place Consolidation of the acquisitions made in 2010 Taesa: Excellent performance Net Income of R$ 73 million, 5.2% more than in 1Q10 Transmission now provides 16% of consolidated Ebitda Opportunities to capture synergies Growth in results of affiliated companies

Growth strategy Growth model sustains Cemig’s leadership in Brazilian electricity sector Holdings are vehicles of growth in the sector Addition of value to financial partners is a permanent commitment Special-purpose company Parati formed for acquisition of interests in Light previously held by Equatorial and Fundo Luce Control of Redentor Energia S.A. was acquired on May 12 Cemig now holds 27.82% of Light (26.06% directly, 1.76% indirectly)

...Structure of Cemig's final holding in Light:

Shareholders Agreement
Light Control Block
CEMIG
FIP
Redentor
25%
75%
CEMIG
SPE Parati
CEMIG: 50% ON
FIP Redentor: 50% ON + 100% PN
100%
54,08%
LUCE Fund
Braslight
75%
25%
NOVO MERCADO BM&FBOVESPA
45,92%
Redentor Energia S.A.
FIP LUCE
100%
100%
RME
LEPSA
Final participation % of CEMIG on Light's capital
Total
32,58%
Direct: 26,06%
Indirect: 6,51%
NOVO MERCADO BM&FBOVESPA
BNDESPAR
26,06%
13,03%
13,03%
32,86%
15,02%
Light S.A.

...Structure of Cemig’s final holding in Light: Shareholders Agreement Light Control Block CEMIG FIP Redentor 25% 75% SPE Parati CEMIG: 50% ON FIP Redentor: 50% ON + 100% PN 54,08% 100% LUCE Fund Braslight 75% 25% Final participation % of CEMIG on Light’s capital Total Direct: 26,06% 32,58% Indirect: 6,51% 45,92% Redentor Energia S.A. FIP LUCE 100% 100% RME LEPSA 13,03% 13,03% CEMIG 26,06% 32,86% 15,02%

Sales and trading: leadership in Brazil’s Free Market Trading in electricity continues to be a strategic function Prices continue to be under pressure Greater competition in the free market Excellence in relationship preserves market share Cemig has 25% of the Brazilian Free Market Progress in sales from alternative sources continues Sales from incentive-bearing sources 104% higher year-on-year in 1Q11 Supply from these renewable sources also enables special clients to be served (between 500kW and 3MW)

Distribution: focus on operational efficiency Investment Program targeting improvement of performance indicators in 2011 Cemig D: R$ 1.3 billion Light SESA: R$ 784 million “Universalization” program — to take electricity to all citizens — continues New programs to serve MegaEvents — Soccer World Cup, Olympics Community Recovery Programs (UPPs) continue Regulations: third Tariff Review cycle Interaction with the regulator Cemig D and Light SESA undergo this process only in 2013

Financial management Portfolio of businesses, and financial discipline, position Cemig on a path of sustainable growth and addition of value for shareholders Solidity of results Balance between 3 principal businesses (G, T, D) increases predictability, reduces risks Strong operational cash flow for payment of dividends, acquisitions and debt servicing Quality of our balance sheet gives us broad access to credit Low debt ratios, high coverage ratios Robust cash position: R$ 2.7 billion Debt profile appropriate to our businesses Partnerships with financial investors Structuring of FIP funds frees cash for other investments, and ensures future growth

Debt profile Timetable of maturities Average tenor: 3.5 years 2,116 3,544 2,597 1,944 1,255 484 425 952 2011 2012 2013 2014 2015 2016 2017 2018 to 2034 Average real cost of debt (%) 7.3 5.8 5.4 5.3 5.7 6.5 6.8 6.8 7.1 Mar 09 Jun 09 Sep 09 Dec 09 Mar 10 Jun 10 Sep 10 Dec 10 Mar 11 *At constant December 2010 prices; including investees. Main indexors

15% 3% 13% 6% 3% 1% 59 % FINEL/RGR DOLAR CDI IPCA IGPM URTJ OUTROS OTHERS Consolidated debt at March 31, 2011 CEMIG CONSOLIDATED CEMIG GT CEMIG D Total debt 13.317 7.639 3.115 Debt in foreign currency 189 1% 3 - 122 4% Net debt 10.584 6.132 2.651 Ebitda* / Interest 4,07 3,61 4,05 Net debt / Ebitda(1) 2,27 2,50 2,37 Net debt / (Stockholders’ equity + Net debt) 46,9% 53,7% 51,3% (1) Net debt = (Total debt) - (Cash and cash equivalents) (*) Last 12 months Ebitda

Sustainability: a permanent Cemig corporate value Environmental programs The Premiar — Urban Trees Program: Development of a system that brings together information about the electricity network associated with location and data on tree species. Total of 12,845 trees geo-referenced so far. Online training on Environmental Policy:Completed by 7,120 employees, outsourced workers and interns, through Univercemig. Recognition and awards 11th year in the DJSI (Dow Jones Sustainability Index) — every year since its creation Inclusion in ISE Corporate Sustainability Index of BM&FBovespa for 6th year running Inclusion in ICO2 Carbon Efficient Index of BM&FBovespa/BNDES. Based on companies with lowest greenhouse gas emissions.

Consolidated sales volume Consolidated sales volume, 1Q 2011 GWh 15,518 482 669 337 34 173 609 159 17,981 16% 1Q10 Residencial Industrial Commercial Rural Wholesale CCEE (Spot) Other 1Q11 Record sales volume in the quarter reflects expansion of consumption in all user categories Electricity volumes sold 16% higher YoY on growth of the economy, and new clients Robust growth of consumption by industrial and residential users clearly demonstrates recovery in the economy, both inside and outside the concession area

Cemig GT - Sales Volume Variation by type in 1Q11 - GWh 8,963 523 110 -147 255 9,704 8% 1Q2010 Free Consumers Wholesale Free Market Regulated market CCEE (Spot) 1Q2011 Volume by market — GWh 1,114 3,678 4,171 1Q2010 1,369 3,640 4,695 1Q2011 Free Consumers Regulated and Free Markets CCEE Cemig GT’s sales boosted by expansion of the economy and gain in market share More transactions on spot market (CCEE) reflect sales of secondary energy Less wholesale volume reflects ending of contracts from 2009 Adjustment Auction

Cemig D – sales by consumer category

Sales by consumer category – GWh

CATEGORY	1T2011	1T2010	VARIAÇÃO
Residential	2.183	2.035	7%
Industrial	1.227	1.112	10%
Commercial	1.325	1.237	7%
Rural	533	501	6%
Other	766	727	5%
Subtotal	6.034	5.613	8%
CCEE	188	291	-35%
TOTAL	6.222	5.904	5%

Breakdown by consumer category - 1Q11
10 %
9 %
37 %
23 %
21 %
Residencial
Residential
Industrial
Comercial
Commercial
Rural
Others
Outros

Cemig D — sales by consumer category sales by consumer category 5% 5,904 6,222 1Q2010 1Q2011 Sales by consumer category —GWh CATEGORY 1T2011 1T2010 VARIAÇÂO Residential 2,183 2,035 7% Industrial 1,227 1,112 10% Commercial 1,325 1,237 7% Rural 533 501 6% Other 766 727 5% Subtotal 6,034 5,613 8% CCEE 188 291 -35% TOTAL 6,222 5,904 5% Strong expansion of the economy in the concessionary boosted demand Industrial users: Robust growth of 10% YoY Intense sales growth continues in the quarter Breakdown by consumer category - 1Q11 21% 23% 9% 10% 37 % Residencial Residential Industrial Comercial Commercial Rural Others Outros

Consolidated net revenue Consolidated net revenue from 1Q10 to 1Q11 R$ mn 2,878 448 189 55 11 37 24 -255 3,387

18% 1Q2010 Final consumers TUSO Wholesale and CCEE Use of network Gas Others Deductions 1Q2011 Balanced portfolio of businesses yields net revenue up 18% YoY in quarter Acquisition of Taesa and increased stake in TBE contributes to increased revenue from use of network Expansion of demand for natural gas in Minas Gerais state increases 1Q revenue of Gasmig by almost R$ 37 million YoY

Consolidated operational expenses Expenses in 1Q11 - R$ mn 21% 1,927 2,327 1Q2010 1Q2011 Consolidated expenses: changes, 1Q11 - R$ mn Personnel Profit shares Materials Post-employment Provisions Royalties Bought energy Outsourced services Gas Depreciation Charges Construction costs Other -13 -13 -10 3 19 -4 358 37 13 19 3 -7 -3 Program of operational efficiency and cost reduction is producing results Personnel expenses R$ 13 million lower YoY in 1Q11 Priority for preventive maintenance increases expenses on outsourced services Growth of expenses on electricity bought for resale arises from greater selling activity of Cemig GT, and increased load for Cemig D Increase in bought electricity at Cemig D is a non-controllable cost, passed on to the tariff 0

Balanced portfolio sustains Ebitda

Ebitda of principal companies

EBITDA, R$ mn

Net Income by activity, 1Q11

Geração
Generation
Distribuição
Distribution
Transmissão
Transmission
Outras Others
43 %
39 %
16 %
2 %

Net Income, R$ mn

Balanced portfolio sustains Ebitda Net Income by activity, 1Q11 39% 16% 2% 43 % Ebitda of principal companies Geraçâo Generation Distribuiçâo Distribution Transmissão Transmission Outras Others LAJIDA 1Q2011 % CEMIG GT 571 44% CEMIG D 388 30% LIGHT 114 9% GASMIG 32 2% TBE 61 5% TAESA 75 6% OTHERS 51 4% CONSOLIDATION 1,292 100% EBITDA, R$ mn Net Income, R$ mn

Cash Flow Cash flow statements, 1Q11 end 1Q10 1Q2011 1Q2010 Cash at start of period 2.979 4.425 Cash from operations 474 1.156 Net Income 526 520 Depreciation and amortization 233 214 Suppliers -16 72 Provisions for operational losses 34 -4 Other adjustments -303 354 Financing activity -24 81 Financings obtained and capital increase 325 3.197 Interest on Equity, and dividends -349 -3112 Interest on Equity, and dividends - -4 Investment activity -696 -1.175 Securities-Financial Investment -528 - Fixed/intangible assets -168 -1.175 CASH AT END OF PERIOD 2.733 4.487

Investment program REALIZED PLANNED PLANNED ACTIVITY IN 1Q11 2011 2012 P1 projects 124 1,537 1,127 Generation 4 165 84 Transmission 2 72 87 Cemig D 117 1,299 954 Cemig holding company - 1 2 Light for Everyone Program 88 374 - CDE funds - -142 -58 Minas Gerais state - -189 -16 Acquisitions 5 408 7 Light / Redentor Public Offer — Luce (LPESA) 388 - TBE 5 20 7 TOTAL 217 2,319 1,134 (1) Amounts estimated in accordance with corporate planning, as from 2010, at March 2011 prices. They include the basic investments to maintain the routines of Cemig D, Cemig GT and Cemig (holding company).

Cemig: already a global investment option* TOTAL ASSETS 34.3 STOCKHOLDERS’ EQUITY 12.0 CONSOLIDATED NET REVENUE (LTM) 13.4 MARKET VALUATION (R$ BILLION) 21.9 OPERATING IN ALMOST THE WHOLE OF BRAZIL FIRST INVESTMENTS OUTSIDE BRAZIL IN OPERATION * Market value: expressed as 100% of the Company’s shares at the closing price of the preferred shares on April 29, 2011. Amounts in R$ billion LTM=last 12 months

Capital markets and Investor relations Stock performance 20% 15% 10% 5% 0% -5% -10% dez-10 jan-11 jan-11 jan-11 jan-11 fev-11 fev-11 fev-11 fev-11 mar-11 mar-11 mar-11 mar-11 CMIG3 CMIG4 IBOV Proposed of allocation of 2010 net income was approved on April 29th 53% of net income for 2010 will be distributed as dividends Dividends equivalent to R$ 1.75 per share. Dividend yield as of April 28th: Preferred: 6% Common: 8%

Investor Relations

ri@cemig.com.br

Phone Number: (55-31) 3506-5024

Fax: (55-31) 3506-5025

CEMIG

CEMIG A Melhor Energia do Brasil | CMIG3 NÍVEL 1 | CMIG4 NÍVEL 1 | CIG LISTED NYSE | CIG.C LISTED NYSE | LATIBEX XCMIG | Índice de Sustentabilidade Empresarial ISE 2011 | Dow Jones Sustainability Indexes Member 2010/11

Investor Relations ri@cemig.com.br Phone Number: (55-31) 3506-5024 Fax: (55-31) 3506-5025

Glossary ACR: Regulated Contracting Environment in which purchases and sales involving Distributors occur by means of public auctions. ACL: Free Contracting Environment, in which purchases and sales of electricity among Free Clients, Marketers and Generators occur, through freely negotiated bilateral contracts. ANEEL: The Brazilian energy sector is regulated by ANEEL, an independent federal regulatory agency. BRGAAP: Brazilian accounting principles. CCC - Conta Consumo de Combustiveis Fósseis [Fossil Fuel Consumption Account]: The CCC was created to generate financial reserves to cover higher costs associated with greater use of thermoelectric plants in the event of drought, as a function of the fact that marginal operating costs of thermoelectric plants are higher than those of hydroelectric plant. Every energy company must make an annual contribution to the CCC. The annual contributions are calculated based on cost estimates of the fuel required by thermoelectric plants in the following year. CCEE - Câmara de Comercialização de Energia Elétrica [Electricity Marketing Council]: Its purpose is to make marketing electricity on the National Interconnected System viable. CDE - Conta de Desenvolvimento Energético [Energy Development Account]: Source of the subsidy created to make alternative sources of energy — such as wind-driven and biomass — competitive, and to promote universalization of electricity services. Its resources come from annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL, and the CDE will remain operational for 25 years, and it will be administered by Eletrobrás. DEC - Duração Equvivalente de Interrupção por Unidade Consumidora [Equivalent Duration of Interruption per Consumer Unit]: During a period observed in each consumer unit of a group that is being considered, the average interval of time of an interruption in electricity distribution. Dividend Yield: The annual percentage of return that a shareholder receives in the form of dividends and Interest on Own Capital (per share) in relation to the share price. FEC - Freqūência Equivalente de Interrupção de Energia [Equivalent Frequency of Electricity Interruption]: Number of interruptions in electricity distribution that occur on average during an observed period, in each consumer unit of a determined group. GSF: Generating Scaling Factor. The factor used to determine the Allocated Energy from each generator participating in the National Interconnected System. It is calculated as a function of availability of generation and the verified market, among other parameters. FIDC (Receivables Fund) — Fund of credit rights. It is formed of realizable assets. Hedge: Term that means safeguard. It is a mechanism used by people or companies who need to protect themselves against price fluctuations that usually occur in commodities or exchange markets. EBITDA: Earnings Before Interest (Financial Results), Taxes, Depreciation and Amortization. It states the Generation of Operating Cash of a company, and provides a snapshot of how much money a company is generating from its main business. EBITDA / NET OPERATING REVENUES (EBITDA MARGIN): Percentage that relates Generation of Operating Cash with Operating Revenues. It shows the percentage at which revenues become cash after operations, giving an idea of the business’ profitability.

Glossary Payout — Percent of net income to be distributed as dividends. P/L (Price to Earnings Ratio) — Relationship between share price and profit per share. PL — Shareholders’ Equity PLD— Price for Liquidation of Differences, called “Spot” price. RTD- Deferred Tariff Adjustment: ANEEL defined the results of the periodic tariff adjustment of Cemig Distribution, which includes restatement of electricity supply tariffs at levels that are compatible with preserving the economic-financial balance of the concession contract, providing sufficient revenues to cover efficient operating costs and adequate remuneration on investments. The average adjustment that was applied on a provisory basis to Cemig’s tariffs on April 8, 2003 was 31.53%, while the definitive tariff restatement for CEMIG should have been 44.41%. The 12.88% difference will be offset through an increase in each projected tariff adjustment to occur from 2004 to 2007, cumulatively. The difference between the tariff adjustment to which Cemig Distribution has a right and the tariff effectively charged consumers was recognized as a Regulatory Asset. RTE — Extraordinary Tariff Restatement: Tariff adjustment granted in December 2001 to distributors and generators in regions that experienced rationing. Projected in the General Agreement of the Electricity Sector, it resulted in a 2.9% increase to tariffs for residential consumers (with the exception of Low Income Consumers) and rural consumers,. and 7.9% for other consumers. The objective of the adjustment was to replace the losses that energy distributors and generators had from the reduced consumption imposed by the government. The duration of the adjustment varies according to the time necessary to recover each concessionaire’s losses. RGR — Global Reversion Reserve: Annual number embedded in concessionaires’ costs to generate resources for expansion and improvement of public electricity services. The amounts are collected on a monthly basis in favor of Eletrobras, which is responsible for administering resources, and they must also be used by Procel. Total Shareholder Return — This is the shareholder return obtained by adding dividends (yield) and the percentage appreciation of the shares. TUSD — Distribution System Usage Tariffs: The TUSD is paid by generation companies and by Free Clients for use of the distribution system of the distribution concessionaire to which the generator or free client is connected, and it is revised annually according to the inflation index and investments made by the distributors in the previous year to maintain and expand the network. The amount to be paid by the user connected to the distribution system is calculated by multiplying the amount of energy contracted with the distribution concessionaire for each connection point, in kW, by the tariff in R$/kW, which is established by ANEEL. UHE —Hydroelectric Plant: Plant that uses mechanical energy from water to turn the turbines and generate electricity. UTE -Thermoelectric Plant: Plant in which the chemical energy contained in fossil fuels is converted into electricity. Market value —This is the value of the company calculated by multiplying the number of shares by their respective price. WACC —Weighted Average Cost of Capital: average weighted cost of capital. DESENVOLVIDO POR

2.               Earnings Release: First Quarter 2011 Results.

IR Contacts

Chief Officer for Finance

and Investor Relations:

Luiz Fernando Rolla

General Manager,

Investor Relations:

Antônio Carlos Vélez Braga

Manager, Investor Markets:

Stefano Dutra Vivenza

Tel +55 (31) 3506-5024

Fax +55 (31) 3506-5026

ri@cemig.com.br

http://ri.cemig.com.br/

EARNINGS RELEASE

Cemig H

Comment by Cemig’s CEO, Mr. Djalma Bastos de Morais:

“The exceptional results that we present for the first quarter of 2011 reflect the success of our Long-term Strategic Plan, and of the strategy that is linked”

Mr. Luiz Fernando Rolla, CFO:

“new level of results, which reflects the correctness of our strategy of growing through acquisitions and new projects, within the process of consolidation of the Brazilian electricity sector.”

Headlines:

Disclaimer

Certain statements in this material may represent expectations about future events or results that are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results referred to in these expectations will in fact take place.

These expectations are based on present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that can lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and electricity markets, uncertainty in relation to our results from future operations, plans, and objectives, and other factors.  Because of these and other factors the real results of Cemig may differ significantly from those indicated in or implied by such statements.

The information and opinions contained herein should not be understood as a recommendation to potential investors. No investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission — CVM — and on the 20-F form filed with the U.S. Securities and Exchange Commission — SEC.

(Figures in R$ ’000, except where otherwise indicated)

Statements by the CEO and CFO

Cemig’s CEO, Mr. Djalma Bastos de Morais, makes the following comments:

“ The exceptional results that we present for the first quarter of 2011 reflect the success of our Long-term Strategic Plan, and of the strategy that is linked to it. By focusing on the long term, this Plan enables Cemig to present growing results, with a balanced portfolio of businesses, and with low risk.

After successfully making a number of acquisitions, Cemig is now very well positioned, in the context of an increasingly strong Brazilian economy, as indicated by the exceptional growth in the consumer market.

We do not cease to “do our homework”, growing in a balanced fashion across all our sectors, with our focus on operational excellence.

The results show that we are on the right path — and in particular that the decisions taken in the last few years are having the effect we intend: constantly adding value to our businesses, and making Cemig a company with continuously increasing strength and solidity, led by efficient corporate management”.

Cemig’s Chief Finance and Investor Relations Officer, Luiz Fernando Rolla, comments as follows:

“In this first quarter we have continued to generate consistent, robust cash flow as a result of our operations — and, as intended, add value to our businesses.

Our Ebitda in 1Q11 is R$ 1.3 billion, 11% more than in the first quarter of 2010 — benefiting from our policy of maintaining high levels of operational efficiency.

This excellence is evidenced by our net income, of R$ 526 million in the first 3 months of this year, 1% more than in 1Q10.

We are now operating at a new level of results, which reflects the correctness of our strategy of growing through acquisitions and new projects, within the process of consolidation of the Brazilian electricity sector.

Even with its large universe of 58 companies and 10 consortia, the Cemig Group has operations that are synergetic, increasingly profitable, positioned with lower risk, and greater stability — and results that are always growing over the long term.

Our solid cash position of R$ 2.7 billion provides the basis for execution of our Strategic plan, dividend policy and debt management, and also the execution of planned investments, including those associated with acquisition opportunities.

The excellent results we present today show that we continue to add value, both continuously and sustainably, for all our shareholders — and all our other stakeholders.

In this release, we summarize the main points of our results for 1Q11. ”

The economic context

The first quarter of 2011 continued to show signs of strengthening and recovery in the world’s leading economies.

Growth continued in the US, though at a modest seasonally adjusted rate of 1.8% p.a. in the first quarter, 1.9 percentage points lower than its year-on-year growth of 3.7% in first quarter 2010 (1Q10). Similarly, growth in the Eurozone to the end of March was 2.5%, which compares to 1Q10, led by Germany and the Netherlands. China, Brazil’s largest export destination, reported 12-month GDP growth of 9.7% to the end of 1Q11. Industrial production in Japan was down 4.5% year-on-year in the quarter, representing a reversal of 6.2 percentage points from the growth of 1.7% reported in 1Q10. Year-on-year growth in industrial production in Argentina, one of Brazil’s leading export customers, was 6.4% in the quarter, lower than the year-on-year growth of 14.25% reported in 1Q10.

In the Brazilian economy, strongly based on exports, aggregate demand was strong, reflecting growth in income, strong performance in the labor market, expansion of lending, and high levels of consumer and business confidence.

Brazil recorded its lowest-ever recorded average unemployment rate for a first quarter, of 6.3%, which compares to 7.4% in 1Q10. And real wages were up 4.0% in 1Q11 — the highest year-on-year comparison in many years. Lending was higher from the same period of the last year, with lending to individuals up 13.2%, and lending to companies up 9.9%. Confidence indices were optimistic. The consumer confidence indicator was up 1.4% from a year ago; and the National Industries Federation’s business confidence index, though down 9.7% from last year, was still high at 60.5.

Industrial production, by volume, was up 2.1% year-on-year in Brazil, and 3.8% in Minas Gerais — the state where the majority of Cemig’s revenue is concentrated:

Sources: Brazilian Geography and Statistics Institute (IBGE); Brazilian Finance Ministry.

Note that the rate of expansion of industrial production of the state of Minas Gerais overtook that of Brazil at the end of 2009, and has remained ahead of it during 2010 and 2011.

Industrial production indicators in two other important industries — mining and the automobile industry — have accommodated slightly in the first quarter, though at high levels:

Sources: Brazilian Geography and Statistics Institute (IBGE); Brazilian Finance Ministry.

The auto industry and mining are leading elements of the economy of Minas Gerais, the state in which Cemig generates most of its revenue.

Early in the year, the imbalance between high domestic absorption and industrial production continued to pressure inflation, which reached the upper limit of the inflation target range (6.5%) — the center of the range is 4.5%. During the quarter the Central Bank’s Monetary Policy Committee (Copom) raised the basic (Selic) interest rate twice, by 0.25 percentage points in January and by 0.5 percentage points in March, bringing it to 11.75% at the end of the quarter. The Central Bank expects that its interest rate policy, together with macroprudential measures being taken since last year, will bring inflation within the target in 2012.

Electricity consumption in 1Q11 was higher than in 1Q10 in all the consumer categories: residential consumption was 3.5% higher, consumption by industrial consumers was 5.3% higher, consumption by the commercial user category was up 6.1%, and consumption by rural and other consumers was 3.1% higher.

Sources: Eletrobras

In the whole of Brazil, these categories consumed the following average volumes of electricity per month in the first quarter of 2011:

•                  Industrial  14,817 GWh

•                  Residential  9,587 GWh

•                  Commercial  6,321 GWh

•                  Others  5,046 GWh

Stock prices: performance

Name	Ticker	Currency	Close of 2009	Close of 2010	Close of March 2011	Change up to Mar. 2011
Cemig PN	CMIG4	R$	26.12	26.71	31.19	17%
Cemig ON	CMIG3	R$	19.60	20.75	24.24	17%
ADR PN	CIG	US$	15.65	16.59	19.27	16%
ADR ON	CIG.C	US$	11.86	12.44	12.98	4%
Cemig PN	XCMIG		€12.57	12.30	13.49	10%
(Latibex)

Economic summary

	1Q 2011	1Q 2010	Change, %
Electricity sold, GWh	17,981	15,518	16%
Gross revenue	5,033	4,271	18%
Net sales revenue	3,387	2,878	18%
Ebitda	1,292	1,164	11%
Net income	526	520	1%

Adoption of International Financial Standards

The results below are reported under the new Brazilian accounting practices, which arose from the process of harmonization of Brazilian accounting rules with International Financial Reporting Standards.  The results for the first quarter of 2010 have been restated to reflect these changes and to allow comparability with the first quarter of 2011.

Cemig’s consolidated energy market

Cemig’s market comprises the sale of electricity by Cemig D, Cemig GT consolidated (Cemig GT itself plus Cachoeirão, Pipoca and the proportionate holdings in the Parajuru, Morgado and Volta do Rio wind farms), the subsidiaries and affiliates (Horizontes, Ipatinga, Sá Carvalho, Barreiro, Cemig PCH, Rosal and Capim Branco) and Light (in proportion to Cemig’s holding).

These include sales both to captive consumers and free clients, in the concession area of Minas Gerais and outside the State, and also the sale of electricity to other agents of the electricity sector in the Free and Regulated Markets, and the sales under the Proinfa program to encourage alternative electricity sources, and on the CCEE (wholesale market) — eliminating transactions between companies of the Cemig group.

In 1Quartely 2011, Cemig sold a total of 17,981 GWh, 16% more than in 2009 (15,518).

The figure includes a large volume of electricity sold to industrial consumers, totaling 6,257 GWh — the result of the strong economic growth and of Cemig’s position as leader in the free market in electricity in Brazil, another highlight is our sales under the residential, which grew by 21% — to 2,832 GWh — in 1Q11.

Consumption by consumer category - MWh	1Q 2011	1Q 2010
Residential	2,831,408	2,350,021
Industrial	6,257,236	5,587,941
Commercial, services and others	1,809,749	1,472.502
Rural	536,842	503,200
Public authorities	301,685	229,729
Public illumination	322,755	287,009
Public service	355,273	309,607
Total	12,414,948	10,740,009
Own Consumption	15,040	11,436
Subsidy for low-income consumers	—	—
Retail supply not invoiced, net	—	—
	12,429,988	10,751,445
Supply	3,410,217	3,237,078
Transactions on the CCEE	2,128,694	1,520,035
Sales under the Proinfa program	12,261	10,392
Total	17,981,160	15,518,950

This chart shows the breakdown of the Cemig Group’s sales to final consumers:

The electricity market of Cemig GT

Revenue from supply of electricity

This table shows supply of electricity by type of consumer:

	1Q 2011	1Q 2010	Change, %
Industrial	4,674	4,165	12
Commercial	20	6	233
Wholesale supply to other concession holders (*)	3,628	3,667	-1
Transactions in electricity on the CCEE	1,370	1,115	23
Sales under the Proinfa program	12	10	20
Total	9,704	8,963	8

In GWh

(*)   Includes Contracts for Sale of Electricity in the Regulated Market (CCEARs), and “bilateral contracts” with other agents.

Revenue from use of the network

This refers to the tariff charged to agents in the electricity sector, including Free Consumers connected to the high voltage network, for use of that part of the National transmission Grid that is owned by the Company.

The electricity market of Cemig D

On April 8, 2011 Aneel published the result of the Tariff Adjustment of Cemig D. The Company’s tariffs were differentiated by voltage level, and the average impact was an increase of 6.04%, effective on that date.

Revenue from supply of electricity

Revenue from supply of electricity in 1Q11 was R$ 2,326,835, compared to R$ 2,303,663 in 1Q10.

The main impacts on revenue from sales to final consumers in 1Q11 arose from:

•      The quantity of electricity supplied to final consumers was 7.52% higher year-on-year.

•      Tariff increase with average impact on consumer tariffs of 1.67%, from April 8, 2010 (full effect in 1Q11).

Electricity sold to final consumers (MWh)

(Figures not reviewed by external auditors)

	1Q 2011	1Q 2010	Change, %
Residential	2,183	2,035	7
Industrial	1,227	1,112	10
Commercial, services and others	1,325	1,237	7
Rural	533	501	6
Public authorities	195	179	9
Public illumination	279	265	5
Public service	283	274	3
Total	6,025	5,603	8

In GWh

The categories with the largest year-on-year increases were the residential, industrial and commercial categories, respectively 7.27%, 10.33% and 7.10%.  The increases in these categories were mainly due to an increased number of consumers, expansion of industrial activity, and growth in private consumption, due to the favorable economic conditions in the state of Minas Gerais.

In spite of the quantity of electricity sold being 7.52% higher, revenue was only 1.01% higher. This result is substantially due to the effects arising from the regulatory assets and liabilities being transferred to tariffs in the periods concerned.

Revenue from use of the network

This is revenue from the TUSD — Tariff for Use of the Distribution System — charged to Free Consumers on electricity sold to them. In first quarter 2011 this revenue was R$ 447,341, 35.50% more than its total of R$ 330,147 in first quarter 2010. This variation arises principally from the increase in the volume transported, as a result of the migration of captive consumers to the status of free consumers, and also from the greater industrial activity in 2011.

The electricity market of Light

Total electricity consumption in 1Q11, at 6,291 GWh, was 3.4% more than in 1Q10. Consumption by the residential category of consumers was 3.0% higher than in 1Q10, even though average temperatures were nearly 1°C lower than in 1Q10.

For more details on Light’s sales in the second quarter of 1Q11, please see the report on this link:

http://www.mzweb.com.br/light/web/arquivos/Light_S.A._Release_1Q11.pdf

Operational revenue

Revenue from supply of electricity

Gross revenue from supply of electricity in 1Q11 was R$ 3,969,051, 14.53% more than in 1Q10 (R$ 3,465,493).

Final consumers

The revenue from electricity sold to final consumers in 1Q11, excluding the group’s own consumption, was R$ 3,498,847, compared to R$ 3,097,476 in the first quarter of 2010.

The main factors in this result are:

•      The volume of energy invoiced to final consumers (excluding Cemig’s own consumption) was 15,60% higher.

•      Tariff increase for Cemig D with average effect on consumer tariffs of 1.67%, starting from April 8, 2010.

•      Price adjustment in contracts for sale of electricity, most of which are indexed to the IGP—M inflation index.

•      In spite of the effects reported above, revenue is 14.53% higher, mainly because of the effects arising from regulatory assets and liabilities that were transferred to tariffs in the periods concerned.

Electricity sold to final consumers

	1Q 2011	1Q 2010	Change, %
Residential	2,831	2,350	21%
Industrial	6,257	5,588	12%
Commercial, services and others	1,810	1,473	23%
Rural	537	503	7%
Public authorities	302	230	31%
Public illumination	323	287	12%
Public service	355	310	15%
Total	12,415	10,740	16%

In GWh

Revenue from wholesale electricity sales

The volume of electricity sold to other concession holders in 1H11 was 5.35% higher than in 1H10, for average price 4.56% higher, at R$ 106.95/MWh in 1Q112011, vs. R$ 102.29/MWh in 1Q10. As a result, revenue from wholesale supply to other concession holders was 10.15% higher year-on-year, at R$ 364,724 in 1Q2011, than in 1Q2010

(R$ 331,127). Revenues from energy sold to other concession holders totaled R$ 3,410,217 in 1Q11, compared to R$ 3,237,078 million in 1Q10.

Revenue from use of the electricity distribution systems (TUSD)

The revenue from the TUSD (Tariff for Use of the Distribution System), received by Cemig D and Light, was 56.51% higher in 1Q11, at R$ 524,375, compared to R$ 335,042 in 1Q10. This revenue comes from charges made to Free Consumers on energy sold by other agents of the electricity sector, and its increase arises from a higher volume of transport of energy for free consumers, a consequence of the recovery of industrial activity and of migration of captive clients to the free market.

Revenue from use of the transmission grid

Revenue for use of the network was 3.51%, or R$ 11,153, higher year-on-year in 1Q11, at R$ 329,028, compared to R$ 317,875 in 1Q10.

This revenue is from the transmission capacity of Cemig GT made available to the national grid, and also from the jointly-controlled transmission subsidiaries, among which we highlight the transmission groups known as TBE and Taesa.

The increase in this revenue in 2011 is mainly due to acquisition of an interest in Taesa, in May 2010, through a public offer to acquire shares, which increased these revenues in 1Q11.

Deductions from operational revenues

Deductions from operational revenues in 1Q11 totaled R$ 1,647,650, which was 18.27% more than in 1Q10 (R$ 1,393,136). The main variations in these deductions from revenue between the two years are as follows:

The Fuel Consumption Account — CCC

The deduction for the CCC charge was R$ 157,302 in 1Q11, compared to R$ 98,942 in 1Q10, an increase of 58.98%. This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is prorated between electricity concession holders, on a basis set by an Aneel Resolution.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For the portion relating to transmission services the Company charges the CCC amount to Free Consumers on their invoices and passes it on to Eletrobrás.

CDE — Energy Development Account

The deduction from revenue for the CDE charge was R$ 122,855 in 1Q11, compared to R$ 110,176 in 1Q10, an increase of 11.51%. These payments are specified by a Resolution issued by the regulator, Aneel. This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For the portion related to transmission services the Company merely acts as a channel for the CDE amount, charging it to Free Consumers on their invoices and paying it on to Eletrobrás.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

Ebitda

Cemig’s Ebitda in 1Q11 was 11% higher than in 1Q10:

(Method of calculation not reviewed by external auditors)

R$ mn	1Q 2011	1Q 2010	Change, %
Profit (loss) for the year	526	520	1
+ Provision for income tax and Social Contribution tax	250	301	-17
+ Financial revenues (expenses)	283	129	119
+ Depreciation and amortization	233	214	9
= EBITDA	1,292	1,164	11

The higher Ebitda in 1Q11 than in 1Q10 mainly reflects Revenue 17.69% higher, partially offset by Operational costs and expenses (excluding Depreciation and amortization) 22.23% higher. The higher

Operational costs and expenses in 1H11 than in 1H10 are reflected in Ebitda margin, which was 40.46% in 1Q2010, and 38.16% in 1Q 2010.

Ebitda and Net income  by business area, and by principal companies

Company	Net income	Ebitda
Cemig GT*	206	571
Cemig Distribuição	143	388
Light	43	114
Gasmig	21	32
TBE	47	61
Taesa	41	75
Other	25	51
Total	526	1,292

Business area	Net income	Ebitda
Generation	258	556
Transmission	74	201
Distribution	187	502
Other	7	33
Total	526	1,292

Net income for the period

Cemig’s consolidated net income in 1Q11 was R$ 526,151, which compares with R$ 520,066 in 1Q10, an increase of 1.17%. This mainly reflects higher revenue due to volume of electricity sold being 3.11% higher year-on-year, in turn mainly due to higher industrial activity; and also to revenue from use of the grid up 3.51% year-on-year, due to the addition of the transmission company Taesa to the network in May 2010.

Deductions from operational revenues

Deductions from operational revenues in 1Q11 totaled R$ 1,647,650, 18.27% more than in 1Q10 (R$ 1,393,136). The main variations in these deductions between the two years are:

The Fuel Consumption Account — CCC

The deduction for the CCC charge was R$ 157,302 in 1Q11, compared to R$ 98,942 in 1Q10, an increase of 58.98%. This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is prorated between electricity concession holders, on a basis set by an Aneel Resolution.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For the portion relating to transmission services the Company charges the CCC amount to Free Consumers on their invoices and passes it on to Eletrobrás.

CDE — Energy Development Account

The deduction from revenue for the CDE charge was R$ 122,855 in 1Q11, compared to R$ 110,176 in 1Q10, an increase of 11.51%. These payments are specified by a Resolution issued by the regulator, Aneel. This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For the portion related to transmission services the Company merely acts as a channel for the CDE amount, charging it to Free Consumers on their invoices and paying it on to Eletrobrás.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Net financial revenue (expenses)) totaled R$ 2,327,125 in 1Q11, 20.74% more than in 1Q10 (R$ 1,927,335). This is mainly due to increases in the costs of Electricity bought for resale, and Outsourced services. There is more information on this in Explanatory Note 23 to the Consolidated Quarterly Information.

The following paragraphs outline the main variations in expenses:

Electricity bought for resale

The expense on electricity bought for resale in 1Q11 was R$ 1,075,760, 49.84% more than in 1Q10 (R$ 717,941). The higher amount is basically due to a higher volume of selling activity by Cemig GT — reflected in higher revenues. This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.  There is more information on this in Explanatory Note 22 to the Consolidated Quarterly Information.

Personnel

Personnel expenses totaled R$ 281,967 in 1Q11, 4.27% less than in 1Q10 (R$ 294,543). This result is largely due to the reduction of the number for employees from 2010 to 2011, as a result of the Company’s Voluntary Retirement Program, the effect being partly offset by the average salary increase of 7% agreed in November 2010, in the negotiations for the annual Collective Work Agreement for 2010—11.

Charges for use of the transmission grid

The expense on charges for use of the transmission network in 1Q11 was R$ 189,614, 1.44% more than in 1Q10 (R$ 186,921).

These charges, set by an Aneel Resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Depreciation and amortization

Depreciation and amortization was 8.83% higher year-on-year: R$ 232,797 in 1Q11, compared to R$ 213,904 in 1Q10.

The increase effectively reflects the Company’s increased investment program, mainly in the distribution business.

Post-employment  liabilities

Expenses on post-employment obligations totaled R$ 30,888 in 1Q11, 10.69% more than in 1Q10 (R$ 27,905). This expense represents the updating of the obligation, calculated in accordance with an actuarial opinion prepared by external consultants.

Operational provisions

Operational provisions totaled R$ 41,068 in 1Q11, compared to R$ 23,148 in 1Q10, an increase of 77.42%. The higher figure is mainly due to a reversal, in 1Q10, of the provision for civil lawsuits on the subject of tariff increases, due to finalization of the cases. Further information is given in Explanatory Note 22 to the Consolidated Quarterly Information.

Financial revenues (expenses)

The company posted net financial expenses of R$ 282,819 for 1Q11, which compares with net financial expenses of R$ 129,446 in 1Q10. The main factors affecting net financial revenues (expenses) were:

•                  Higher expense on costs of loans and financings: R$ 302,699 in 1Q11, compared to R$ 231,034 in 1Q10. The higher figure reflects entry of new financings, one of the most important being the issue of R$ 600,000 by Cemig GT in May 2010; and also the higher aggregate CDI rate over 1Q11 than in 1Q10 — the result of the increase in the Selic Rate by the Central Bank.

•                  Increase in the expense of monetary variation on Loans and financings in Brazilian currency: R$ 50,964 in 1Q11, compared to R$ 31,975 in 1Q10. This increase is due, substantially, to the higher volume of funds indexed to the IPCA in first quarter 2011 than in 1Q10, arising from financings obtained at the end of 1Q 2010.

For a breakdown of financial revenues and expenses, please see Explanatory Note 24 to the Consolidated Quarterly Information.

Income tax and Social Contribution tax

In 1Q11, Cemig posted expenses on income tax and Social Contribution tax of R$ 250,492, which was 32.25% of the pre-tax profit of R$ 776,643.

In 1Q10, Cemig posted expenses on income tax and Social Contribution tax of R$ 300,806, representing 36.65% of the pre-tax profit of R$ 820,872. These effective rates are reconciled with the nominal rates in Note 9 to the Consolidated Quarterly Information.

Appendices

Cemig consolidated: Figures I to X (in R$ mn)

TABLE I

Energy Sales (Consolidated)	1Q11	1Q10	Change%
Residential	2,832	2,350	21
Industrial	6,257	5,588	12
Commercial	1,810	1,473	23
Rural	537	503	7
Others	979	826	19
Subtotal	12,415	10,740	16
Own Consumption	15	11	36
Supply	3,410	3,237	5
Transactions on the CCEE	2,129	1,520	40
Sales under the Proinfa program	12	10	—
TOTAL	17,981	15,518	16

TABLE II

Energy Sales	1Q11	1Q10	Change%
Residential	1,300	1,127	15
Industrial	1,007	925	9
Commercial	741	642	15
Rural	152	140	9
Others	298	263	13
Electricity sold to final consumers	3,498	3,097	13
Low-Income Consumers Subsidy	23	33	(30)
Unbilled Supply, Net	13	(44)	(130)
Supply	365	331	10
Transactions on the CCEE	67	45	49
Sales under the Proinfa program	3	3	—
TOTAL	3,969	3,465	14.5

TABLE III

Operating Revenues	1Q11	1Q10	Change%
Sales to end consumers	3,534	3,086	15
TUSD	524	335	57
Supply + Transactions in the CCEE	432	377	15
Revenues from Trans. Network	329	318	4
Gas Supply	126	90	41
Others	89	65	36
Subtotal	5,034	4,271	18
Deductions	(1,648)	(1,393)	18
Net Revenues	3,387	2,878	18

TABLE IV

Sales per Company

Cemig Distribution

1Q11 Sales	GWh
Industrial	1,227
Residencial	2,183
Rural	533
Commercial	1,324
Others	766
Sub total	6,033
Wholesale supply	189
Total	6,222

Independent Generation

1Q11 Sales	GWh
Horizontes	25
Ipatinga	72
Sá Carvalho	137
Barreiro	25
CEMIG PCH S.A	30
Rosal	67
Capim Branco	150
Cachoeirão	20
Vendas CCEE (PLD)	54
TOTAL	506

Cemig GT

1Q11 Sales	GWh
Free Consumers	4,695
Wholesale supply	3,640
Wholesale supply others	2,333
Wholesale supply Cemig Group	528
Wholesale supply bilateral contracts	779
Transactions in the CCEE (PLD)	1,369
Total	9,704

RME (25%)

1Q11 Sales	GWh
Industrial	111
Residencial	648
Commercial	451
Rural	4
Others	229
Wholesale supply	309
Transactions in the CCEE (PLD)	517
Total	2,269

Cemig Consolidated by Company

1Q11 Sales	GWh	Participação
Cemig Distribution	6,222	35%
Cemig GT	9,704	54%
Wholesale Cemig Group	2,269	13%
Wholesale Light Group	506	3%
Independent Generation	(593)	—
RME	(127)	—
Total	17,981	100%

TABLE V

Operating Expenses	1Q11	1Q10	Change%
Personnel/Administrators/Councillors	282	295	(4)
Forluz - Post-Retirement Employee Benefits	31	28	11
Materials	18	28	(36)
Contracted Services	215	178	21
Purchased Energy	1,076	718	50
Royalties	38	42	(10)
Depreciation and Amortization	233	214	9
Operating Provisions	41	23	78
Charges for Use of Basic Transmission Network	190	187	2
Gas Purchased for Resale	62	49	27
Other Expenses	69	73	(5)
Employee Participation	23	36	(36)
Cost from Operation	49	56	(13)
TOTAL	2,327	1,927	21

TABLE VI

Financial Result Breakdown	1Q11	1Q10	Change%
Financial revenues	204	236	(14)
Revenue from cash investments	85	94	(10)
Arrears penalty payments on electricity bills	34	32	6
Minas Gerais state government	22	40	(45)
FX variations	6	15	(60)
Pasep and Cofins taxes on financial revenues	—	(1)	(100)
Gains on financial instruments	23	—	—
Adjustment to present value	2	10	(80)
Other	32	46	(30)
Financial expenses	(487)	(365)	33
Costs of loans and financings	(303)	(231)	31
FX variations	(7)	(23)	(70)
Monetary updating – loans and financings	(51)	(32)	59
Monetary updating – paid concessions	(10)	(10)	—
Losses on financial instruments	(33)	(1)	3,200
Charges and monetary updating on Post-employment obligations	(32)	(30)	7
Amortization of goodwill premium /discount on investments	(23)	(13)	77
Other	(28)	(25)	12
Financial revenue (expenses)	(283)	(129)	119

TABLE VII

Statement of Results	1Q11	1Q10	Change%
Net Revenue	3,387	2,878	18
Operating Expenses	2,327	1,927	21
EBIT	1,060	951	11
EBITDA	1,292	1,165	11
Financial Result	(283)	(129)	119
Provision for Income Taxes, Social Cont & Deferred Income Tax	(251)	(302)	(17)
Net Income	526	520	1

TABLE VIII

BALANCE SHEETS (CONSOLIDATED) - ASSETS	1Q11	2010
CURRENT	8,782	8,086
Cash and cash equivalents	2,733	2,980
Securities – cash investments	849	322
Consumers and Traders	2,406	2,263
Concession holders – transport of energy	412	401
Financial assets of the concession	786	625
Taxes offsetable	362	374
Income tax and Social Contribution recoverable	587	490
Inventories	43	41
Other credits	604	590
NON-CURRENT	25,527	25,470
Accounts receivable from Minas Gerais state government	1,793	1,837
Credit Receivables Investment Fund	—	—
Deferred income tax and Social Contribution tax	1,805	1,801
Taxes offsetable	143	140
Income tax and Social Contribution recoverable	73	83
Deposits linked to legal actions	1,137	1,027
Consumers and Traders	94	96
Other credits	116	114
Financial assets of the concession	7,439	7,316
Investments	23	24
Fixed assets	8,297	8,229
Intangible	4,607	4,804
TOTAL ASSETS	34,309	33,556

TABLE IX

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	1Q11	2010
CURRENT	7,906	6,403
Suppliers	1,105	1,121
Regulatory charges	393	384
Profit shares	32	116
Taxes, charges and contributions	421	404
Income tax and Social Contribution tax	280	137
Interest on Equity and dividends payable	1,153	1,154
Loans and financings	1,664	1,574
Debentures	2,092	629
Salaries and mandatory charges on payroll	203	243
Post-employment obligations	100	99
Provision for losses on financial instruments	79	69
Other obligations	384	473
NON-CURRENT	14,400	15,676
Regulatory charges	173	142
Loans and financings	6,081	6,244
Debentures	3,480	4,779
Taxes, charges and contributions	761	693
Income tax and Social Contribution tax	1,063	1,065
Provisions	405	371
Concessions payable	124	118
Post-employment obligations	2,078	2,062
Other obligations	235	201
STOCKHOLDERS’ EQUITY	12,003	11,476
Registered capital	3,412	3,412
Capital reserves	3,954	3,954
Profit reserves	2,873	2,873
Adjustments to Stockholders’ equity	1,164	1,209
Accumulated Conversion Adjustment	—	1
Funds allocated to increase of capital	27	27
Accumulated losses	573	—
TOTAL LIABILITIES	34,309	33,556

TABLE X

Cash Flow Statement	1Q11	1Q10	Change%
Cash at beginning of period	2,979	4,425	(33)
Cash generated by operations	474	1,156	(59)
Net profit	526	520	1
Depreciation and amortization	233	214	9
Suppliers	(16)	72	(122)
Provisions for operational losses	34	(4)	(950)
Other adjustments	(303)	354	(186)
Financing activities	(24)	81	(130)
Financings obtained and capital increase	325	3,197	(90)
Payments of loans and financings	(349)	(3,112)	(89)
Interest on Equity, and dividends	—	(4)	(100)
Investment activity	(696)	(1,175)	(41)
Securities - Financial Investment	(528)	—	—
Fixed and Intangible assets	(168)	(1,175)	(86)
Cash at end of period	2,733	4,487	(39)

Cemig GT — Tables I to III (R$ mn)

TABLE I

Operating Revenues	1Q11	1Q10	Change%
Sales to end consumers	593	470	26
Supply	393	364	8
Revenues from Trans. Network + Transactions in the CCEE	198	190	4
Others	101	90	12
Subtotal	1,285	1,114	15
Deductions	(271)	(229)	18
Net Revenues	1,014	885	15

TABLE II

Operating Expenses	1Q11	1Q10	Change%
Personnel/Administrators/Councillors	75	72	4
Employee Participation	5	7	(29)
Depreciation and Amortization	95	95	—
Charges for Use of Basic Transmission Network	57	64	(11)
Contracted Services	30	35	(14)
Forluz – Post-Retirement Employee Benefits	7	5	40
Materials	4	5	(20)
Royalties	35	35	—
Other Expenses	7	20	(65)
Purchased Energy	138	74	86
Construction Cost	10	25	(60)
Total	463	437	6

TABLE III

Statement of Results	1Q11	1Q10	Change%
Net Revenue	1,014	885	15
Operating Expenses	463	437	6
EBIT	551	448	23
EBITDA	645	543	19
Financial Result	(179)	(92)	95
Provision for Income Taxes, Social Cont & Deferred Income Tax	(126)	(123)	2
Net Income	246	233	6

Cemig D - Tables I to IV (R$ mn)

TABLE I

	CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY(1)	T.E.D(2)	TUSD PICK(3)
1Q09	5,448	3,269	8,717	21
2Q09	5,478	3,593	9,071	21
3Q09	5,666	3,915	9,581	22
4Q09	5,740	4,304	10,044	22
1Q10	5,613	4,385	9,998	23
2Q10	5,710	4,914	10,624	24
3Q10	5,841	5,047	10,888	25
4Q10	5,938	4,927	10,865	25
1Q11	6,034	4,797	10,831	25

(1)          Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)

(2)          Total electricity distributed

(3)          Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

TABLE II

Operating Revenues	1Q11	1Q10	Change%
Sales to end consumers	2,274	2,301	(1)
TUSD	447	330	35
Subtotal	2,721	2,631	3
Others	76	23	117
Subtotal	2,797	2,654	5
Deductions	(1,071)	(1,007)	6
Net Revenues	1,726	1,647	5

TABLE III

Operating Expenses	1Q11	1Q10	Change%
Purchased Energy	757	609	24
Personnel/Administrators/Councillors	189	198	(4)
Depreciation and Amortization	94	93	1
Charges for Use of Basic Transmission Network	155	151	3
Contracted Services	145	122	19
Forluz – Post-Retirement Employee Benefits	22	16	37
Materials	12	22	(44)
Operating Provisions	19	14	32
Other Expenses	20	39	(49)
Employee Participation	17	28	(40)
Total	1,432	1,292	11

TABLE IV

Statement of Results	1Q11	1Q10	Change%
Net Revenue	1,726	1,647	5
Operating Expenses	1,432	1,292	11
EBIT	294	355	(17)
EBITDA	389	449	(13)
Financial Result	(73)	(49)	49
Provision for Income Taxes, Social Cont & Deferred Income Tax	(77)	(124)	(38)
Net Income	144	182	(21)

3.               Annual Report of the Fiduciary Agent 2010 — 1st Issue of Non-convertible Debentures, April 2011

Annual Report of the Fiduciary Agent, 2010 CEMIG Distribuição S.A. 1st Debenture Issue April 2011

Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.

Annual Report of the Fiduciary Agent

2010

1st Issue of Non-convertible Debentures

CEMIG DISTRIBUIÇÃO S.A.

April 2011

Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.
Rua Sete de Setembro, 99 24° andar Rio de Janeiro RJ Tel/Fax 21 2507-1949
www.pavarini.com.br email pavarini@pavarini.com.br
<Infotrust>

Annual Report of the Fiduciary Agent, 2010 CEMIG Distribuição S.A. 1st Debenture Issue April 2011

Rio de Janeiro, April 29, 2011

To the Debenture Holders of

CEMIG Distribuição S.A.

The Brazilian Securities Commission (CVM)

Unibanco S.A.

CBLC

CETIP

Dear Sirs,

As Fiduciary Agent for the first issue of Debentures by CEMIG Distribuição S.A. we present to you the annual report on that issue, in compliance with CVM Instruction 28 of November 23, 1983 and the Issue Deed.

The consideration of the situation of the company was carried out based on the Standardized Financial Statements (DFP), other information supplied by the Issuer, and the internal controls of this Fiduciary Agent.

We also advise you that this report is available to debenture holders at the Issuer’s head office, at Pavarini DTVM, and at the CVM.

The Web version of this report has been sent to the issuer, and is also available on our website www.pavarini.com.br.

Yours,

Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.

Fiduciary Agent

Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.
Rua Sete de Setembro, 99 24° andar Rio de Janeiro RJ Tel/Fax 21 2507-1949
www.pavarini.com.br email pavarini@pavarini.com.br
<Infotrust>

Annual Report of the Fiduciary Agent, 2010 CEMIG Distribuição S.A. 1st Debenture Issue April 2011

Issuer

Formal name	CEMIG DISTRIBUIÇÃO S.A.
Head office address	Avenida Barbacena 1200, 17° andar, Ala A1, Belo Horizonte, Minas Gerais, Brazil.
Brazilian Corporate Tax Number (CNPJ/MF)	06.981.180/0001-16
Investor Relations Director	Luiz Fernando Rolla
Tel 31-3506-4903 Fax 31-3506-4028
lrolla@cemig.com.br
Activity

The objects of the company are to study, plan, project, build and commercially operate systems of distribution and sale of electricity and related services for which concessions are granted to it under any form of law.

Status	Operational
Stockholding control	The company is of the mixed private / public ownership type.
External auditors	KPMG Auditores Independentes

Characteristics of the Issue

Reporting / mandated bank	Banco Itaú S.A.
BovespaFix / SND / ISIN Code	CMGD-D11 / CMGD11 / BRCMGDDBS009
Lead Manager	Unibanco
Distribution / Start / Closing	Public / 01.11.2006 / -
Advertisements	Minas Gerais, Valor Econômico National Edition, and O Tempo.

On December 29, 2010, Standard & Poor’s Ratings Services reaffirmed the corporate credit ratings attributed to Companhia Energética de Minas Gerais (“Cemig”), and to its wholly-owned subsidiaries Cemig Geração e Transmissão S.A. (“Cemig GT”) and Cemig Distribuição S.A. (“Cemig D”) - see list of ratings below. The outlook of the ratings is “stable”.

Ratings reaffirmed

Companhia Energética de Minas Gerais
Rating	Global Scale
	Foreign currency	BB/Stable/—
	Local currency	BB/Stable/—
	Brazilian national scale	brAA-/Stable/—

Cemig Geração e Transmissão S.A.
	Foreign currency	BB/Stable/—
	Local currency	BB/Stable/—
	Brazilian national scale	brAA-/Stable/—

Cemig Distribuição S.A.
	Foreign currency	BB/Stable/—
	Local currency	BB/Stable/—
	Brazilian national scale	brAA/Stable/—

Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.
Rua Sete de Setembro, 99 24° andar Rio de Janeiro RJ Tel/Fax 21 2507-1949
www.pavarini.com.br email pavarini@pavarini.com.br
<Infotrust>

Rio de Janeiro/São Paulo/Chicago, July 28, 2010 - Today Fitch Ratings increased the following ratings of Companhia Energética de Minas Gerais (Cemig) and its subsidiaries Cemig Distribuição S.A. (Cemig D) and Cemig Geração e Transmissão S.A. (Cemig GT):

Cemig: Long-term rating, Brazilian National Scale - increased to AA(bra), from A+(bra) (“A plus(bra)”);

Cemig D: Long-term rating, Brazilian National Scale — increased to AA (bra), from A+(bra) (“A plus(bra)”); Brazilian Rating of the 1st issue of debentures, totaling BRL 250.5 million, maturing 2014, raised to AA(bra), from A+(bra) (“A plus (bra)”); Brazilian Rating of the 1st issue of debentures, totaling BRL 250.5 million, maturing 2014, raised to AA(bra), from A+(bra) (“A plus (bra)”);

Cemig GT: Long-term rating, Brazilian National Scale - increased to AA(bra), from A+(bra); Brazilian Rating of the 1st issue of debentures, totaling BRL 992.9 million, maturing 2011, raised to AA(bra), from A+(bra).

The Outlook for the corporate ratings is Stable.

On August 11, 2010 Fitch Ratings issued an analysis report with the following table of ratings:

Ratings

Issue / Class	Present Ratings
Cemig	AA(bra)
Cemig Distribuição	AA(bra)
Cemig Distribuição — 1st issue	AA(bra)
Cemig Distribuição — 2nd issue	AA(bra)
Cemig Geração e Transmissão	AA(bra)
Cemig Geração e Transmissão — 1st issue	AA(bra)

Sao Paulo, February 4, 2011 — Moody’s América Latina (Moody’s) gave ratings of Baa3, Global Scale, and Aa1.br, Brazilian National Scale, for CEMIG GERAÇÃO E TRANSMISSÃO S.A. (CEMIG GT) and CEMIG DISTRIBUIÇÃO S.A (CEMIG D). At the same time Moody’s affirmed issuer ratings of Ba1 on the global scale and Aa2.br on the Brazilian Scale for the parent (holding) company Companhia Energética de Minas Gerais (CEMIG). Moody’s changed the outlook for all the ratings to stable. The rating decision affects the following debt issues:

CEMIG GT:
• BRL 238.8 million, maturing 2011, guaranteed by CEMIG - Baa3/ Aa1.br • BRL 1,566 million, maturing 2012, guaranteed by CEMIG - Baa3/ Aa1.br

• BRL 1,134 million, maturing 2015, guaranteed by CEMIG - Baa3/Aa1.br CEMIG D:
• BRL 250.5 million, maturing 2014, guaranteed by CEMIG - Baa3/Aa1.br
Registry with the CVM	CVM/SRE/DEB/2006/041, on 26/10/2006
Reports of the Fiduciary Agent	April 30
Status of the Issue / Issuer	ACTIVE / COMPLIANT

Security	Non-convertible debentures
Decision	Meeting of the Board of Directors of January 25, 2006, minutes of which were rectified by Meeting of June 29, 2006, and meeting of Board of Directors of CEMIG held on January 25, 2006.
Issue / Series	1st. / 1st.
Total amount	R$ 250,503,517.80
Nominal value:	R$ 10,871.6048
Quantity	23,042
Form	Book-entry
Convertibility	Not convertible
Category	Unsecured, with Cemig Guarantee
Issue Date	June 1, 2006
Maturity date	June 2, 2014
Renegotiation date	None.
Subscription and paying-up

The subscription price of the Debentures shall be their Nominal Unit Value, plus the Remuneration, calculated pro rata temporis, from the Issue Date up to the date of their actual paying-up. The debentures shall be paid-up at sight, by giving as payment the debentures of Cemig’s 3rd Issue, under the obligatory Exchange, and each Debenture of the Cemig 3rd Issue shall correspond to one Debenture of this Issue.

On November 1, 2006 all the debentures of CEMIG’s 3rd Issue - CMIG13 were exchanged for debentures of the 1st Issue of CEMIG DISTRIBUIÇÃO S.A.
Amortization	Bullet
Remuneration	IGP-M inflation index +10.5%%
Dates of payment of the remuneration:	Interest shall be paid on the first business days of June, 2007 through 2014, and the nominal value shall be updated upon maturity.
Obligatory Early acquisition

In the event of direct or indirect change in the stockholding control of the Issue, or in the stockholding control of Cemig, the Issuer shall be obliged to acquire the Debentures in Circulation, as defined in item 7.2.2 of the Deed, at the option of the related Debenture Holders who do not wish to remain as Debenture Holders of the Issue after the alteration in stockholding control.

The Debenture Holders must be advised of the purchase

offering through a specific notice published within 15 (fifteen) calendar days after the actual change in stockholding control, with a period of not less than 60 (sixty) calendar days for interested Debenture Holders to state their position, from the date of publication of the notice and in accordance with the procedures described in that notice.

Acquisition of the Debentures by the Issuer must take place on the 30th (thirtieth) calendar day after the last day of the period for Debenture Holders to state their position, for the Nominal Value, plus the Remuneration, as specified in Clause 4.2 of the Deed.

For the purposes of the provisions of this item, the following events shall constitute “change in stockholding control”:

(i) the event that the present direct controlling stockholder of the Issuer, Cemig, directly or indirectly ceases to hold the equivalent of, at least, 50% plus one share of the total of the shares representing the Issuer’s voting stock; and/or

(ii) the entity currently controlling the Issuer, the Government of the State of Minas Gerais, directly or indirectly, ceases to hold the equivalent of, at least, 50% (fifty per cent) plus one of the total of the shares representing the voting capital of Cemig; and/or

(iii) the entity currently controlling the Issuer, the Government of the State of Minas Gerais, directly or indirectly, ceases to hold the equivalent of, at least, 50% (fifty per cent) plus one of the total of the shares representing the voting capital of Cemig;

Quorum for decision in the General Meetings of Debenture Holders

In the decisions of the Meeting, each Debenture shall carry one vote, and appointment of persons, whether Debenture Holders or not, as proxies is allowed. Decisions shall be taken by Debenture Holders representing the majority of the securities in circulation; save that changes in the conditions of Remuneration and/or payment of the Debentures, specified in Items 4.2 and 4.5 of the Deed, must be approved by Debenture Holders representing 90% of the Debentures in circulation, subject to the provisions in item 7.2.2 of the Deed. Changes in the provisions for early maturity specified in item 5.2 of the Deed, and release of the Issuer from obligations specified in Clause VI of the Deed, must be approved by Debenture Holders representing, at least, 2/3 (two-thirds) of the Debentures in Circulation.

Use of proceeds

The Issue has not received any funds from this Issue, since the Debentures were fully paid-up by exchange, with the Debentures of Cemig’s 3rd Issue.

Position of the Debentures

Date	Issued	Redeemed	Canceled	Treasury	In circulation
01/06/2006	23,042	—	—	—	—
31/12/2006	23,042	—	—	—	23,042
31/12/2007	23,042	—	—	—	23,042
31/12/2008	23,042	—	—	—	23,042
31/12/2009	23,042	—	—	—	23,042
31/12/2010	23,042	—	—	—	23,042

Guarantee

The Debentures will be of the unsecured type, without collateral nor preference. The Debentures of this Issue have the Surety of Cemig in the terms of Clause 4.8 of the Deed, as follows:

“4.8.1. The Debentures of this Issue and the obligations assumed by the Issuer under the Issue Deed are guaranteed by a surety given by Companhia Energética de Minas Gerais – Cemig (“the Surety Guarantor”) which gives this guarantee as joint debtor and principal payer of all the obligations arising from the Issue Deed until their final settlement, with express waiver of the benefits provided by Articles 366, 827, 834, 835, 837, 838 and 839 of Law 10406 of January 10, 2002, as amended (“the Civil Code”), and Articles 77 and 595 and of Law 5869 of January 11, 1973, as amended (“the Code of Civil Procedure”) for the obligations assumed in the Issue Deed. Cemig warrants and guarantees that (i) the provisions of this surety have been duly authorized by its respective competent corporate bodies; and (ii) all the authorizations necessary for giving of this surety have been obtained and continue to be in full force and effect.

4.8.2. The said Surety is given by CEMIG irrevocably, and shall remain in effect until total compliance, by the Issuer, with all of its obligations specified in this Deed.”

Optional early redemption

The Debentures of this Issue will not be subject to optional early redemption by the Issuer.

Payments made and programmed

R$/debenture

Date	Event	Installment	Value	Event	Installment	Value	Status
01/06/2007	—	—	—	Interest	1/8	1,181,807095	Paid
01/06/2008	—	—	—	Interest	2/8	1,306.945488	Paid
01/06/2009	—	—	—	Interest	3/8	1,383.228225	Paid
01/06/2010	—	—	—	Interest	4/8	1.429.053463	Paid
01/06/2011	—	—	—	Interest	5/8	—	—
01/06/2012	—	—	—	Interest	6/8	—	—
01/06/2013	—	—	—	Interest	7/8	—	—
			10,871.6048 +
02/06/2014	Amort.	1/1	Monetary	Interest	8/8	—	—
			Updating

Meeting of Debenture Holders

No meetings of the debenture holders of the First Issue were held in 2010.

Notices to debenture holders

Valor Econômico newspaper, May 25, 2010

PAVARINI	FIDUCIARY AGENT
NOTICE TO INVESTORS

We hereby give notice that the Annual Reports of the Fiduciary Agent for the Debenture issues listed below, for the 1999 Business Year, are available at our head office, and at the locations indicated in Article 12, Sub-Item XVIII of CVM Instruction 28/83, and on our website www.pavarini.com.br.

EMISSORA	SERIES / ISSUE
ALUPAR INVESTIMENTOS S.A.	1st and 2nd / SECOND
BNDES PARTICIPAÇÕES S.A. - BNDESPAR	THIRD
BR MALLS PARTICIPAÇÕES	FIRST
BRASIL TELECOM S.A.	FIFTH
CEMIG DISTRIBUIÇÃO S.A.	FIRST
COMPANHIA ENERGÉTICA DO CEARÁ - COELCE	1st and 2nd / SECOND
CIA ENERGĔTICA DO RIO GRANDE DO NORTE-COSERN	FOURTH
ECORODOVIAS CONCESSÕES E SERVIÇOS S.A.	1st, 2nd and 3rd / FIRST
ESPIRITO SANTO CENTRAIS .ELETRICAS S.A.-ESCELSA	FIRST
LOCALIZA RENT A CAR S.A.	SECOND
REAL LEASING S.A. ARRENDAMENTO MERCANTIL	FOURTH
REDE ENERGIA S.A.	SOLE / FOURTH
TERMOPERNAMBUCO S.A.	SECOND
TRACTEBEL ENERGIA S.A.	SECOND

Rio de Janeiro, May 25, 2010

PAVARINI DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA.
Rua Sete de Setembro, 99 / 24° andar, Rio de Janeiro, RJ, 20050-005
Tel/Fax 21-2507-1949 pavarini@pavarini.com.br

Legal and Corporate Events

At its 96th meeting, held on January 28, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1. Contracting of services of legal advisors with renowned specialization in court and administrative proceedings.

2. Contracting of operational risk insurance.

At its 100th meeting, held on February 23, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1. Contracting of user attendance services for canteens, office coffee service, meetings and sales, and supply of meals, snacks and coffees.

2. Contracting of services for printing of electricity bills and other documents.

At its 101th meeting, held on March 03, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

Delegation of powers for signing of documents in the Chief Trading Officer’s Department.

At its 102th meeting, held on March 16, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1. Technical feasibility study for the purposes of posting of tax credits in accounting records.

2. Signing of amendments to the Electricity Distribution Concession Contracts.

At its 103th meeting, held on March 23, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1. Report of Management and Financial Statements for the year 2009.

2. Proposal for allocation of the net profit for 2009, in the amount of R$ 338,226,000.

3. Calling of the Ordinary Annual General Meeting to be held on April 29, 2010.

4. Contracting of consumption meter reading services.

5. Signing of amendments to a contract for use of a corporate credit card.

6. Signing of amendments to a contract for vehicle rental services.

At its 104th meeting, held on April 15, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1. Annual Social and Environmental Responsibility Report of Cemig D for the business year 2009.

2. Signing of working agreements: the Cities of the Future Project.

3. Signing of an amendment to a contract with SAP Brasil Ltda.

4. Declaration of Interest on Equity.

5. Decision in favor of the Executive Board, periodically, declaring Interest on Equity.

ORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON APRIL 29, 2010

CEMIG DISTRIBUIÇÃO S.A.
LISTED COMPANY
CNPJ 06.981.180/0001-16 — NIRE 31300020568

MINUTES
OF THE
ORDINARY GENERAL MEETING OF STOCKHOLDERS
HELD ON APRIL 29, 2010

At 4 p.m. on April 29, 2010, the stockholder Companhia Energética de Minas Gerais – Cemig, holder of all the shares in the Company, attended the Company’s Ordinary General Meeting, on first convocation, at the Company’s head office, at Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil, represented by counsel Manoel Bernardino Soares, as verified in the Stockholders’ Attendance Book. Also present were: the Member of the Audit Board Mr. Aristóteles Luiz Menezes Vasconcellos Drummond; KPMG Auditores Independentes, represented by Mr. Marco Túlio Fernandes Ferreira, CRC-MG 058176/0-O; and the Chief Officer Mr. Arlindo Porto Neto.

Initially and in accordance with Clause 6 of the Bylaws, the representatives of the stockholder Cemig proposed the name of the Deputy CEO, Arlindo Porto Neto, to chair the meeting. The proposal of the representative of the Stockholder Companhia Energética de Minas Gerais – Cemig was put to the vote, and approved.

The Chairman then declared the Meeting opened and invited me, Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, to be Secretary of the Meeting, requesting me to proceed to reading of the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, on March 31 and April 1 and 6, O Tempo, on March 31 and April 1 and 5, and Valor Econômico on March 31 and April 5 and 6, of this year, the content of which is as follows:

“ CEMIG DISTRIBUIÇÃO S.A.
LISTED COMPANY
CNPJ 06.981.180/0001-16 - NIRE 31300020568

The stockholder Companhia Energética de Minas Gerais – Cemig is hereby called to the Ordinary General Meeting of Stockholders, to be held on April 29, 2010 at 4 p.m. at Av. Barbacena 1200, 17th floor, A1 Wing, in the city of Belo Horizonte, Minas Gerais, to decide on the following matters:

1                  Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

2                  Allocation of the net profit for the year 2009, in the amount of R$ 338,226,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

3                  Decision on the form and date of payment of the Interest on Equity and the complementary dividends, in the amount of R$ 169,113,000.

4                  Election of the sitting and substitute members of the Audit Board.

5                  Election of the sitting and substitute members of the Board of Directors, due to the ending of their period of office.

Belo Horizonte, March 23, 2010.
Sérgio Alair Barroso
Chairman of the Board of Directors ”

In accordance with Item 1 of the agenda the Chairman then placed in debate the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents, explaining that they have been widely disclosed in the press, since they were placed at the disposal of stockholders by a notice published in the newspapers Minas Gerais, the official journal of the Powers of the State, on March 26, 27 and 30; O Tempo, on March 26, 27 and 29, and Valor Econômico, on March 26, 29 and 30 this year, and published in the same newspapers on April 20 of this year.

The Chairman then put to the vote the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents, and they were approved.

Continuing the proceedings, the Chairman requested the Secretary to read the Proposal by the Board of Directors, which deals with items 2 to 3, and of the convocation, and also the Opinion of the Audit Board thereon, the contents of which documents are as follows:

“ PROPOSAL
BY THE BOARD OF DIRECTORS
TO THE
ORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON

APRIL 29, 2010

To the Stockholder Companhia Energética de Minas Gerais – Cemig:

The Board of Directors of Cemig Distribuição S.A., in accordance with Article 192 of Law 6404 of December 15, 1976 as amended, and Clauses 20 to 24 of the Bylaws, and having regard to the financial statements for 2009, presenting net profit of R$ 338,226,000, hereby propose to you that the net profit for 2009, in the amount indicated, should be allocated as follows:

1)              R$ 16,911,000, being 5% of the net profit, should be allocated to the Legal Reserve, in accordance with sub-clause “a” of the Sole sub-paragraph of Clause 21 of the Bylaws.

2)              R$ 169,113,000 should be allocated to payment of dividends, as follows:

a)              R$ 151,653,000 in the form of Interest on Equity, by the following decisions:

R$ 76,202,000, under CRCA 035/2009, of June 26, 2009;

R$ 37,451,000, under CRD 406/2009, of September 30, 2009; and

R$ 38,000,000, under CRD 511/2009, of December 10, 2009: and,

b)             R$ 17,460,000 in the form of complementary dividends;

3)              R$ 152,202,000 should be allocated to the Profit Retention Reserves account, for use in investments specified in the Cash Budget for 2010, approved by the meeting of the Board of Directors held on December 23, 2009, in CRCA 072/2009;

• the payments of dividends to be made in two equal installments, by June 30 and December 30, 2010, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

Appendix 1 gives a summary of the Cash Budget of Cemig Distribuição S.A. for 2010, approved by the Board of Directors, characterizing the inflow of funds and disbursements for compliance with the allocations of the profit for the year.

Appendix 2 summarizes the calculation of the dividends proposed by the Management, in accordance with the Bylaws.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, for which reason it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, March 23, 2010.

Sergio Alair Barroso – Chairman,
Djalma Bastos de Morais – Vice-Chairman,
Adriano Magalhães Chaves – Member,
André Araújo Filho – Member,
Antônio Adriano Silva – Member,
Arcângelo Eustáquio Torres Queiroz –
Member,

Evandro Veiga Negrão de Lima – Member,
Fernando Henrique Schüffner Neto – Member,

Francelino Pereira dos Santos – Member,
Guy Maria Villela Paschoal – Member,
João Camilo Penna – Member,
Roberto Pinto Ferreira Mameri Abdenur – Member.”

APPENDIX I

TO THE
PROPOSAL FOR ALLOCATION OF THE PROFIT FOR THE BUSINESS YEAR 2009
MADE BY THE BOARD OF DIRECTORS TO THE
ORDINARY GENERAL MEETING OF STOCKHOLDERS
TO BE HELD BY APRIL 30, 2010

CEMIG DISTRIBUIÇÃO S.A.
CASH BUDGET FOR 2010
AMOUNTS IN CURRENT R$ ‘000

Item	Total 2010 (*)	AV %
A – Initial balance	246,201

B – Funds

Gross revenue	12,339,204	100.0
Capital resources	11,155,377	90.4
Financings / Assistance	1,183,827	9.6

C – Disbursements	12,197,588	100.0

Capital expenditure program	1,263,154	10.4
Expenses budget	5,789,196	47.5
Expenses	1,811,695	14.9
Sector charges	3,977,501	32.6
Taxes and charges	4,255,918	34.9
Debt servicing	687,014	5.6
Dividends and Interest on Equity	202,306	1.7
D – Final balance (A+B-C)	387,817

(*)         Approval by the Board meeting of December 23, 2009, with the following adjustments:

•                  Substitution of Dividends and Interest on Equity by the amount of the proposal for payment of dividends to stockholders.

•                  Initial cash balance to be replaced by the actual cash balance at December 31, 2009.

•                  Raising of financings of R$ 600 million.

APPENDIX II
TO THE
PROPOSAL FOR ALLOCATION OF THE PROFIT FOR THE BUSINESS YEAR 2009

MADE BY THE BOARD OF DIRECTORS TO THE

ORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD BY APRIL 30, 2010

CEMIG DISTRIBUIÇÃO S.A.

CALCULATION OF PROPOSED DIVIDENDS

AMOUNTS IN R$ ’000

31-12-2009
Obligatory dividend
Net profit for the period	338,226
Obligatory dividend — 50.00% of net profit	169,113

Dividends proposed
Interest on Equity	151,653
Complementary dividends	17,460
Total	169,113

Dividend per thousand shares, R$
Dividends under the Bylaws	74.76
Dividends proposed	74.76

“OPINION OF THE AUDIT BOARD

The members of the Audit Board of Cemig Distribuição S.A., undersigned, in performance of their functions under the law and under the Bylaws, have examined the proposals made by the Board of Directors to the Ordinary General Meeting of Stockholders to be held concurrently on April 29, 2010, for allocation of the net profit for the year 2009, of R$ 338,226,000, as follows:

1)              R$ 16,911,000, being 5% of the net profit, should be allocated to the Legal Reserve, in accordance with sub-clause “a” of the Sole sub-paragraph of Clause 21 of the Bylaws;

2)              R$ 169,113,000 should be allocated to payment of dividends, as follows:

a) R$ 151,653,000 in the form of Interest on Equity, by the following decisions:

R$ 76,202,000, under CRCA 035/2009, of June 26, 2009;

R$ 37,451,000, under CRD 406/2009, of September 30, 2009; and

R$ 38,000,000, under CRD 511/2009, of December 10, 2009: and,

b) R$ 17,460,000 in the form of complementary dividends;

3)              R$ 152,202,000 should be allocated to the Profit Retention Reserves account, for use in investments specified in the Cash Budget for 2010, approved by the meeting of the Board of Directors held on December 23, 2009, in CRCA 072/2009;

• the payments of dividends to be made in two equal installments, by June 30 and December 30, 2010, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

After carefully analyzing the proposals referred to, and considering, further, that the legal rules applicable to the matters have been complied with, the opinion of the members of the Audit Board is in favor of their approval by those Meetings.

Belo Horizonte, March 23, 2010.

(Signed by:)

Aristóteles Luiz Menezes Vasconcellos Drummond,	Luiz Guaritá Neto,
Thales de Souza Ramos Filho,	Vicente de Paulo Pegoraro.”

The Chairman then put the Proposal made by the Board of Directors, relating to items 2 to 3 of the agenda, to debate, and, subsequently, to the vote, and it was approved. Continuing with the agenda, the Chairman then dealt with item 4 of the agenda, explaining that the period of office of the sitting and substitute members of the Audit Board ended with today’s Meetings, and that a new election should thus be held for that Board, with a period of office of 1 (one) year, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2011.

Continuing, the Chairman stated that under Article 18 of the Bylaws, the sitting and substitute members of the Audit Board of this Company are the members of the Audit Board of the sole stockholder, Companhia Energética de Minas Gerais – Cemig. Thus, and considering the election of the members of the Audit Board of the sole stockholder, at the Ordinary and Extraordinary General Meetings of Stockholders of that Company held today, concurrently, at 11 a.m., the representatives of Companhia Energética de Minas Gerais – Cemig nominated the following persons to be members of the Audit Board:

Sitting members:

Vicente de Paulo Barros Pegoraro

– Brazilian, married, retired, resident and domiciled in Brasília, Federal District, at SQS 402, bloco D, apto. 110, Asa Sul, CEP 70236-040, bearer of Identity Card 449419, issued by the Public Safety Department of the Federal District, and CPF 004826419-91;

Luiz Otávio Nunes West

– Brazilian, married, accountant, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua General Ivan Raposo 148/202, Barra da Tijuca, CEP 22621-040, bearer of Identity Card 010926/0-8, issued by the Regional Accounting Council of Bahia, and CPF n° 146745485-00; and

Aristóteles Luiz Menezes Vasconcellos Drummond

– Brazilian, married, journalist, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Rui Barbosa 460/801, Flamengo, CEP 22250-020, bearer of Identity Card 1842888, issued by the Félix Pacheco Institute, and CPF n° 026939257-20;

Luiz Guaritá Neto

– Brazilian, married, engineer and entrepreneur, resident and domiciled in Uberaba, MG State, at Rua dos Andradas 705/1501, Nossa Senhora da Abadia, CEP 38025-200, bearer of Identity Card M-324134, issued by the Public Safety Department of Minas Gerais State, and CPF n° 289118816-00;

Thales de Souza Ramos Filho

– Brazilian, married, doctor, resident and domiciled in Juiz de Fora, Minas Gerais, at Rua Severino Meireles 67, Passos, CEP 36025-040, bearer of Identity Card M-290728, issued by the Public Safety Department of Minas Gerais State, and CPF n° 003734436-68;

• and as their respective substitute members:

Newton de Moura

Brazilian, married, bank employee of the Federal Savings Bank, resident and domiciled in Divinópolis, Minas Gerais, at Avenida Sete de Setembro 1064/701, Centro, CEP 35500-011, Bearer of Identity Card M-358258, issued by the Public Safety Department of Minas Gerais State, and CPF 010559846-15.

Leonardo Guimarães Pinto

Brazilian, single, accountant, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Haddock Lobo 300/1206, Tijuca, CEP 20260-142, bearer of Identity Card RJ-091640/O-8, issued by CRC/RJ, and CPF n° 082887307-01.

Marcus Eolo de Lamounier Bicalho

Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Adolfo Radice 114, Mangabeiras, CEP 30315-050, bearer of identity card M-1033867, issued by the Public Safety Department of Minas Gerais State, and CPF n° 001909696-87;

Ari Barcelos da Silva

Brazilian, married, company manager, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Professor Hermes Lima 735/302, Recreio dos Bandeirantes, CEP 22795-065, bearer of Identity Card 2027107-7, issued by CRA-RJ, and CPF n° 006124137-72; and

Aliomar Silva Lima

Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Aimorés 2441/902, Lourdes, CEP 30140-072, bearer of Identity Card MG-449262, issued by the Public Safety Department of Minas Gerais State, and CPF n° 131654456-72.

The nominations for membership of the Audit Board made by the representatives of Companhia Energética de Minas Gerais – Cemig were put to debate and, subsequently, to the vote, and approved.

The elected Members of the Audit Board declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Continuing with the agenda, the Chairman informed the meeting that the period of office of the members of the Board of Directors ended on today’s date, and that a new election should thus be held for the said Board, with a period of office of 3 (three) years, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2013.

In accordance with the sole sub-paragraph of Clause 8 of the Bylaws, that is to say, that the members of the Board of Directors of this Company are, obligatorily, the same members of the Board of Directors of the sole stockholder, Companhia Energética de Minas Gerais (Cemig), the representative of Cemig asked for the floor and proposed the following names for election as members of the Board of Directors:

Sitting Members:

Sergio Alair Barroso

– Brazilian, married, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Guaratinga, 180/201, Sion, CEP 30315-430, bearer of Identity Card n° 8100986-0, issued by the Public Safety Department of the State of Minas Gerais, and CPF n° 609555898-00;

Djalma Bastos de Morais

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Av. Bandeirantes 665/401, Sion, CEP 30315-000, bearer of Identity Card 1966100268, issued by the Army Ministry, and CPF 006633526-49;

Arcângelo Eustáquio Torres Queiroz

– Brazilian, married, electricity employee, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua da Gameleira 100, Santa Branca, CEP 31565-240, bearer of Identity Card MG3632038, issued by the Public Safety Department of the state of Minas Gerais, and CPF 539109746-00,

Antônio Adriano Silva

– Brazilian, married, company manager, resident and domiciled at Brasília, Federal District at SHS, Quadra 01, Bloco A, Apt. 523, Asa Sul, CEP 70322-900, bearer of Identity Card MG-1411903, issued by the Public Safety Department of the State of Minas Gerais, and CPF 056346956-00;

Aécio Ferreira da Cunha

– Brazilian, married, lawyer, resident and domiciled at Belo Horizonte-MG, at Rua Professor Antônio Aleixo 82/501, Lourdes, CEP 30180-150, bearer of Identity Card M-3773488, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000261231-34;

Francelino Pereira dos Santos

– Brazilian, married, lawyer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Professor Antônio Aleixo 222/902, Lourdes, CEP 30180-150, bearer of Identity Card M-2063564, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000115841-49;

Maria Estela Kubitschek Lopes

– Brazilian, married, architect, resident and domiciled at Rio de Janeiro. Rio de Janeiro State at Rua Alberto de Campos 237/101, Ipanema, CEP 22411-030, Bearer of Identity Card 45280-D, issued by CREA-RJ, and CPF 092504987-56;

João Camilo Penna

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Rua La Plata 90, Sion, CEP 30315-460, bearer of Identity Card MG-246968, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000976836-04;

Britaldo Pedrosa Soares

– Brazilian, married, engineer, resident and domiciled at São Paulo, São Paulo State, at Rua João Cachoeira 292/143, Vila Nova Conceição, CEP 04535-000, bearer of Identity Card MG-228266, issued by the Public Safety Department of the State of Minas Gerais, and CPF 360634796-00;

Evandro Veiga Negrão de Lima

– Brazilian, married, entrepreneur, resident and domiciled at Belo Horizonte, Minas Gerais, at Av. Otacílio Negrão de Lima 5219, Pampulha, CEP 31365-450, bearer of Identity Card M-1342795, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000761126-91;

Roberto Pinto Ferreira Mameri	– Brazilian, married, company consultant, resident and domiciled at Rio de Janeiro, Rio de

Abdenur	Janeiro, at Rua Prudente de Morais 1179/1302, Ipanema, CEP 22420-043, bearer of Identity Card MRE-1863, issued by the Foreign Relations Ministry, and CPF 0750172914-72;

André Araújo Filho

– Brazilian, married, lawyer, resident and domiciled in São Paulo, SP, at Rua João Pimenta, 105/93,Alto da Boa Vista, CEP 04736-040, bearer of Identity Card 22529, issued by the Brazilian Bar Association, São Paulo Section, and CPF 044637908-59;

Thomas Anthony Tribone

– citizen of the USA, married, engineer, resident and domiciled at 3657 North Rockingham Street, Arlington, Virginia 22213, USA, bearer of US Passport N°. 017246918, issued by the US government, and CPF 748807561-72;

Guy Maria Villela Paschoal

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000798806-06;.

• and as their respective substitute members:

Paulo Sérgio Machado Ribeiro

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Piauí 1848/503, Funcionários, CEP 30150-321, bearer of Identity Card 34133/D, issued by CREA/MG, and CPF 428576006-15;

Lauro Sérgio Vasconcelos David

– Brazilian, legally separated, company manager, resident and domiciled at Belo Horizonte-MG, at Rua Cruz Alta 107/302, João Pinheiro, CEP 30530-150, bearer of Identity Card M-3373627, issued by the Public Safety Department of the state of Minas Gerais, and CPF 603695316-04;

Franklin Moreira Gonçalves

– Brazilian, married, data processing technologist, resident and domiciled at Belo Horizonte-MG, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card MG-5540831, issued by the Public Safety Department of the State of Minas Gerais, and CPF 754988556-72;

Marco Antonio Rodrigues da Cunha

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Miguel Abras 33/501, Serra, CEP 30220-160, bearer of Identity Card M-281574, issued by the Public Safety Department of the State of Minas Gerais, and CPF 292581976-15;

Adriano Magalhães Chaves

– Brazilian, single, electrical engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua São Mateus 244, Brasil Industrial, CEP 30626-260, bearer of Identity Card 19908712, issued by the Public Safety Department of the state of Minas Gerais, and CPF 086051928-79;

Luiz Antônio Athayde Vasconcelos

– Brazilian, legally separated, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Professor Morais 476/1003, Funcionários, CEP 30150-370, bearer of Identity Card M-4355, issued by the Public Safety Department of the State of Minas Gerais, and CPF 194921896-15;

Fernando Henrique Schüffner Neto

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Martim de Carvalho 395, Apt. 700, Santo Agostinho, CEP 30190-090, bearer of Identity Card M-1311632, issued by the Public Safety Department of the State of Minas Gerais, and CPF 320008396-49; and,

Guilherme Horta Gonçalves Júnior

– Brazilian, legally separated, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Av. Olegário Maciel 1748/2202, Santo Agostinho, CEP 30180-112, bearer of Identity Card 1622046, issued by the Public Safety Department of the Federal District, and CPF 266078757-34;

Jeffery Atwood Safford

– US citizen, married, accountant, resident and domiciled at São Paulo, São Paulo State at Rua José Maria Lisboa 1096/11, Jardim Paulista, CEP 01423-001, bearer of Identity Card V 365071-H, issued by the Public Safety Department of the state of São Paulo, and CPF 229902218-08;

Maria Amália Delfim de Melo Coutrim

– Brazilian, married, economist, resident and domiciled at Rio de Janeiro, Rio de Janeiro State, at Av. Rui Barbosa 582/12th floor, Flamengo, CEP 22250-020, Bearer of Identity Card 12944, issued by the Corecon of Rio de Janeiro State, and CPF 654298507-72;

Clarissa Della Nina Sadock Accorsi

– Brazilian, married, economist, resident and domiciled in São Paulo, SP, at Av. Macuco 240, Bloco A, Apto 51, Indianópolis, CEP 04523-000, bearer of Identity Card 39294294, issued by the Public Safety Department of the state of São Paulo, and CPF 070425117-51;

Andréa Leandro Silva

– Brazilian, single, lawyer, resident and domiciled in São Paulo, São Paulo State, at Rua Ibiaporã 139, Água Funda, CEP 04157-090, Bearer of Identity Card 24481467-3, issued by the Public Safety Department of the state of São Paulo, and CPF 165779628-04;

José Castelo Branco da Cruz

– Brazilian, married, lawyer, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Paulo Areal 115, Tijuca, CEP 22793-293, bearer of Identity Card 46664, issued by the Brazilian Bar Association, Rio de Janeiro Section, and CPF n° 198674503-10; and

Cezar Manoel de Medeiros

– Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Alameda Ipê Branco279, Pampulha, CEP 31275-080-, bearer of Identity Card M-3627440, issued by the Public Safety Department of the State of Minas Gerais, and CPF 006688346-68.

The above-mentioned proposal of the representatives of the stockholder Companhia Energética de Minas Gerais – Cemig was put to the vote, and approved.

The Board Members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig D, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chairman then explained that Cemig has assigned, to each new member of the Board of Directors, as its fiduciary agent, one single share owned by itself, for the period for which such members remain as members of the Board of this company, solely and exclusively to comply with the requirement that the members of the Board of Directors must be shareholders of the company; and that, once the Board Members had completed their period of office or if they were dismissed from their positions, the shares granted to them shall be automatically transferred back to Cemig, without there being any need whatsoever for signature by the Board Members in question. The fiduciary nature of the assignment of the shares is based on the legal principle that determines that a person who receives an asset, in this case, the share, has the commitment to restitute it in a certain event, in this case, the end of the term of office, or leaving office, or being exonerated from it.

The Chairman then stated that the publications by Cemig specified in Law 6404 of December 15, 1976, as amended, and in CVM Instruction 232 of February 10, 1995, will be made not only in the newspaper Minas Gerais, the official publication of the Powers of the State, but also in O Tempo and Valor Econômico, without prejudice to possible publication in other newspapers.

The meeting being opened to the floor, and since no-one else wished to make any statement, the Chairman ordered the session adjourned for the time necessary for the writing of the minutes.

The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

(Signed by:)          Anamaria Pugedo Frade Barros

Manoel Bernardino Soares, for Cemig

Aristóteles Luiz Menezes Vasconcellos Drummond, for the Audit Board

Arlindo Porto Neto, for the Executive Board

Marco Túlio Fernandes Ferreira, for the External Auditors

This is a faithful copy of the original.

Anamaria Pugedo Frade Barros

At its 105th meeting, held on May 5, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1.     Contracting of electricity bill printing services / Signature of a term of settlement.

2.     Contracting of credit with funds from rural savings accounts.

3.     Issue of Promissory Notes:

4.     Contracting of services for issue of promissory notes.

5.     Revision of the Annual Budget for 2010.

At its 106th meeting, held on May 12, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

• Signature of a Court Settlement.

At its 107th meeting, held on May 26, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1.               Contracting of toll-free telephone services / Re-ratification of CRCA.

2.               Corporate guarantee for credit from rural savings funds / Re-ratification of CRCA. 3. Return, to the State of Minas Gerais, of ownership of a real estate property in the county of Almenara, Minas Gerais. 4. Signing of a mutual co-operation working agreement with the municipality of Belo Horizonte, Minas Gerais.

At its 108th meeting, held on June 02, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

Phase III of Light for Everyone (Luz para Todos III) Program.

At its 109th meeting, held on June 24, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

Signing of an amendment to a Working Agreement with Axxiom Soluções Tecnológicas S.A.

At its 110th meeting, held on June 09, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

Calling of an extraordinary General Meeting of Stockholders to change the composition of the Board of Directors and Audit Board, as a result of resignations.

At its 111th meeting, held on July 19, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

Contracting of services of advertising agencies.

At its 112th meeting, held on August 3, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1.               Signing of an amendment to a financing and subsidy contract with Eletrobrás – Phase II of the Light for Everyone
Program (“Luz para Todos II”).

2.               Contracting of services for meter reading of consumption in kWh.

3.               Signing of a financing and subsidy contract with Eletrobrás – Phase III of the Light for Everyone Program (“Luz para Todos III”).

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON AUGUST 4, 2010

CEMIG DISTRIBUIÇÃO S.A.
LISTED COMPANY

CNPJ 06.981.180/0001-16 – NIRE 31300020568

MINUTES
OF THE
EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
HELD ON

AUGUST 4, 2010

At 4 p.m. on August 4, 2010, the stockholder Companhia Energética de Minas Gerais (Cemig), holder of 100% of the Company’s stock, attended in Extraordinary General Meeting, on first convocation, at its head office, Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil, represented by the Chief Executive Officer Djalma Bastos de Morais, and by the Chief Distribution Sales Officer Fernando Henrique Schüffner Neto, as verified in the Stockholders’ Attendance Book.

Initially and in accordance with Clause 6 of the Bylaws, the representatives of the stockholder Companhia Energética de Minas Gerais proposed the name of the Deputy CEO, Marco Arlindo Porto Neto, to chair the meeting. This proposal by the representatives of the stockholder Companhia Energética de Minas Gerais – Cemig was put to the vote, and approved.

The Chairman then declared the meeting open and invited me, Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, to be Secretary of the meeting, requesting me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, O Tempo, and Valor Econômico on July 14, 15 and 16 of this year, the content of which is as follows:

“ CEMIG DISTRIBUICÃO S.A.

LISTED COMPANY
CNPJ 06.981.180/0001-16 – NIRE 31300020568

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:
CONVOCATION

The stockholder Companhia Energética de Minas Gerais – Cemig (“Cemig”) is hereby called to an Extraordinary General Meeting of Stockholders to be held on August 4, 2010 at 4 p.m. at Av. Barbacena 1200, 17th floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on change in the composition of the Board of Directors and/or the Audit Board, if there is a change in the composition of the Board of Directors and/or of the Audit Board of Cemig.

Belo Horizonte, July 9, 2010.

Djalma Bastos de Morais
Vice-Chairman of the Board of Directors. ”

The Chairman then stated that the meeting should on this occasion decide on changes to the composition of the Board of Directors of Cemig D, considering:

1)              that under the Sole sub-paragraph of Clause 8 of the Bylaws, the members of the Board of Directors of this Company shall, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig (Companhia Energética de Minas Gerais);

2)              the resignation of the sitting Board Members Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Roberto Pinto Ferreira Mameri Abdenur, André Araújo Filho and Thomas Anthony Tribone; and of the Substitute Members Jeffery Atwood Safford, Maria Amália Delfim de Melo Coutrim, Clarissa Della Nina Sadock Accorsi, Andréa Leandro Silva and José Castelo Branco da Cruz – as per letters in the Company’s possession; and

3)              that appointment of new members to the Board of Directors of Cemig was approved by the Extraordinary General Meeting of Stockholders held on today’s date, at 11 a.m.

Thus the representatives of the stockholder Cemig, to complete the Board of Directors for the remainder of the present Board’s current period of office, that is to say until the Annual General Meeting of Stockholders to be held in 2013, proposed the following for election to the Board:

• as Sitting Members:

Ricardo Coutinho de Sena

– Brazilian, married, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Rio de Janeiro, 2299/1801, Lourdes, CEP 30160-042, bearer of Identity Card M-30172, issued by the Public Safety Department of the State of Minas Gerais, and CPF 090927496-72;

Paulo Roberto Reckziegel Guedes

– Brazilian, married, civil engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Av. Paulo Camilo Pena 495/301, Belvedere, CEP 30320-380, bearer of Identity Card M-13975681, issued by the Public Safety Department of the State of Minas Gerais, and CPF 400540200-34;

Eduardo Borges de Andrade

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Alameda das Falcatas 879, São Luiz (Pampulha), CEP 31275-070, bearer of Identity Card M-925419, issued by the Public Safety Department of the State of Minas Gerais, and CPF n° 000309886-91;

Otávio Marques de Azevedo

– Brazilian, married, engineer, resident and domiciled at São Paulo, São Paulo State, at Rua Afonso Braz 115/91, Vila Nova Conceição, CEP 04511-010, bearer of Identity Card MG-479057, issued by the Public Safety Department of the State of Minas Gerais, and CPF 129364566-49;

Saulo Alves Pereira Junior

– Brazilian, married, electrical engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Ludgero Dolabela 857/701, Gutierrez, CEP 30430-130, bearer of Identity Card n° M-5345878, issued by the Public Safety Department of the State of Minas Gerais, and CPF n° 787495906-00;

– and as their respective Substitute Members:

Paulo Márcio de Oliveira Monteiro

– Brazilian, married, civil engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Herculano de Freitas 138/400, Gutierrez, CEP 30430-120, bearer of Identity Card M-739711, issued by the Public Safety Department of the State of Minas Gerais, and CPF 269960226-49;

Newton Brandão Ferraz Ramos

– Brazilian, married, accountant, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Flavita Bretas 609/602, CEP 30380-410, bearer of Identity Card n° MG-4019574, issued by the Public Safety Department of the State of Minas Gerais, and CPF n° 813975696-20;

Ricardo Antônio Mello Castanheira

– Brazilian, married, civil engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Nova Era 393, Mangabeiras, CEP 30315-380, bearer of Identity Card MG-1190558, issued by the Public Safety Department of the state of Minas Gerais, and CPF 130218186-68;

Renato Torres de Faria

– Brazilian, married, mining engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Rio de Janeiro 2415/1900, Lourdes, CEP 30160-042, bearer of Identity Card M-1727787, issued by the Public Safety Department of the State of Minas Gerais, and CPF 502153966-34; and

Tarcísio Augusto Carneiro

– Brazilian, legally separated, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Professor Alvino de Paula 27, Estoril, CEP 30450-430, bearer of Identity Card M-1076524, Public Safety Department of the State of Minas Gerais, and CPF 372404636-72.

This proposal by the representatives of the stockholder Cemig was put to the vote, and approved.

The Board Members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig D, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chairman then explained that Cemig has assigned, to each new member of the Board of Directors, as its fiduciary agent, one single share owned by itself, for the period for which such members remain as members of the Board of this company, solely and exclusively to comply with the requirement that the members of the Board of Directors must be shareholders of the company; and that, once the Board Members complete their period of office or if they are dismissed from their positions, the shares granted to them shall be automatically transferred back to Cemig, without there being any need whatsoever for signature by the Board Members in question.

The fiduciary nature of the assignment of the shares is based on the legal principle that determines that a person who receives an asset, in this case, the share, has the commitment to restitute it in a certain event, in this case, the end of the term of office, or leaving office, or being exonerated from it. The Chairman then stated that the Board of Directors of the Company is now constituted as follows:

Sitting members:

Sérgio Alair Barroso, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Arcângelo Eustáquio Torres Queiroz, Antônio Adriano Silva, Francelino Pereira dos Santos, Maria Estela Kubitschek Lopes,	João Camilo Penna, Guy Maria Villela Paschoal, Ricardo Coutinho de Sena, Paulo Roberto Reckziegel Guedes, Eduardo Borges de Andrade, Otávio Marques de Azevedo, and Saulo Alves Pereira Junior;

• and their respective Substitute Members:

Paulo Sérgio Machado Ribeiro,	Guilherme Horta Gonçalves Júnior,

Lauro Sérgio Vasconcelos David, Adriano Magalhães Chaves, Franklin Moreira Gonçalves, Marco Antonio Rodrigues da Cunha, Luiz Antônio Athayde Vasconcelos, Fernando Henrique Schüffner Neto,	Cezar Manoel de Medeiros, Paulo Márcio de Oliveira Monteiro, Newton Brandão Ferraz Ramos, Ricardo Antônio Mello Castanheira, Renato Torres de Faria, and Tarcísio August o Carneiro.

The Chairman then stated that the meeting should on this occasion decide on changes to the composition of the Audit Board of Cemig D, considering:

1)     that under Paragraph 2 of Clause 18 of the Bylaws, the members of the Audit Board of this Company shall, obligatorily, be the same members of the Audit Board of the sole stockholder, Cemig (Companhia Energética de Minas Gerais);

2)     the resignation of the Sitting Member Luiz Otávio Nunes West and his Substitute Member Leonardo Guimarães Pinto, as per letters in the Company’s possession; and

3)     that the appointment of new members to the Audit Board of Cemig was approved by the Extraordinary General Meeting of Stockholders held today, at 11 a.m.

This being so, the representatives of the stockholder Cemig, to complete the Audit Board for the remainder of the present Board’s current period of office, that is to say until the Annual General Meeting of Stockholders to be held in 2011, proposed:

• as Sitting Member:

Helton da Silva Soares

– Brazilian, married, accountant, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Alvarenga Peixoto 832/301, Lourdes, CEP 30180-120, bearer of Identity Card MG-6392717, issued by the Civil Police of Minas Gerais State, and CPF 000185326-08;

and as his Substitute Member,

Rafael Cardoso Cordeiro

– Brazilian, married, civil engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Montevideu 515/600, Sion, CEP 30315-560, bearer of Identity Card M-9165153, issued by the Public Safety Department of the State of Minas Gerais, and CPF 037496966-32.

This proposal of the representatives of the stockholder Cemig was put to the vote, and approved.

The Members of the Audit Board elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chairman then stated that the Audit Board was now constituted as follows:

Sitting Members:

Aristóteles Luiz Menezes Vasconcellos Drummond, Luiz Guaritá Neto, Thales de Souza Ramos Filho,	Vicente de Paulo Pegoraro and Helton da Silva Soares;

• and their respective Substitute Members:

Marcus Eolo de Lamounier Bicalho,	Newton de Moura, and
Ari Barcelos da Silva,	Rafael Cardoso Cordeiro.
Aliomar Silva Lima,

The meeting being opened to the floor, and since no-one else wished to make any statement, the Chairman ordered the session suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

At its 113th meeting, held on August 16, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1.               Committees of the Board of Directors

2.               Changes in the calendar of meetings for 2010.

At its 114th meeting, held on August 25, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1. Contracting of GPRS data communication services.

2.     Signing of an amendment to a technical and financial working agreement with the Minas Gerais Rural Foundation (Ruralminas).

3.               Decision to desist from legal actions for appeal.

4.               Change in the composition of Committees of the Board of Directors.

At its 115th meeting, held on September 16, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1. Signature of a technical cooperation working agreement.

At its 116th meeting, held on October 14, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1.               Contracting of services with customer service agencies.

2.               Contracting of consumption meter reading services.

3.               Contracting of support services for the SAP environment.

4.               Authorization of financial institutions as collection agents.

5.               Revision of Priority Investment Project 1: IT Tools – Macroproject.

6.               The Board established the guidelines for negotiation of the Collective Work Agreement for 2010-2011.

At its 117th meeting, held on November 18, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

Award of Lot 6 of Electronic Auction 530 – H00616.

2- Award of Sole Lot of Electronic Auction 530 – H01111.

3- Signing of contractual amendment with Embratel – Re-ratification of CRCA.

4- Signing of an amendment to contract with A&C Centro de Contatos S.A. - Re-ratification of CRCA.

5- Signing of partnership arrangements with Municipal Councils for the Rights of Children and Adolescents.

6- Signing of a working agreement for participation in the Mixed Benefits Pension Plan (Plan B), between Cemig Saúde and Forluz.

7- Signing of amendments with Banco do Brasil.

8- Signing of an amendment to the Contract for Implementation of the Cresceminas Program.

9- Revision of Phase III of the Luz para Todos (Light for Everyone III) Program.

At its 118th meeting, held on December 6, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1- Alteration of the Bylaws.

2- Calling of an Extraordinary General Meeting of Stockholders, to be held on December 22, 2010 at 5 p.m.

3- Alteration in the composition of the Executive Board, with Mr. Fernando Henrique Schüffner Neto becoming Chief New Business Development Officer, and Mr. José Carlos de Mattos becoming Chief Distribution and Sales Officer. No change being made to any other appointments on the Executive Board.

4- Signing of an amendment to a contract for provision of legal services, to extend its period of validity.

At its 119th meeting, held on December 20, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1- Financial participation in Cemig’s Integrated Pro-Health (Prosaúde Integrado) Program.

2- Contracting of services with external auditors.

3- Contracting of services with Cemig Serviços S.A.

4- Signing of term of final settlement with Petrobras Distribuidora S.A.

5- Service contract for temporary labor.

6- Signing of term of settlement and final receipt with CemigTelecom.

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON DECEMBER 22, 2010

CEMIG DISTRIBUIÇÃO S.A.
LISTED COMPANY
CNPJ 06.981.180/0001 -16 – NIRE 31300020568
MINUTES OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON DECEMBER 22, 2010

At 5 p.m. on December 22, 2010, the stockholder Companhia Energética de Minas Gerais, holder of 100% of the company’s stock, attended in Extraordinary General Meeting, on first convocation, at the Company’s head office, Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil, represented by its Chief Executive Officer Mr. Djalma Bastos de Morais, and by the Chief Corporate Management Officer, Mr. Marco Antonio Rodrigues da Cunha, as verified in the Stockholders’ Attendance Book. Initially and in accordance with

Clause 6 of the Bylaws, the representatives of the stockholder Companhia Energética de Minas Gerais proposed the name of the Deputy CEO, Marco Arlindo Porto Neto, to chair the meeting.

The above-mentioned proposal of the representatives of the stockholder Companhia Energética de Minas Gerais – Cemig was put to the vote, and approved. The Chairman then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Secretariat, to be Secretary of the meeting, asking me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, on December 7, 8 and 10, and in the newspapers O Tempo and Valor Econômico on December 7, 8 and 9, of this year, the content of which is as follows:

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
CONVOCATION

The stockholder Companhia Energética de Minas Gerais – Cemig is hereby called to an Extraordinary General Meeting of Stockholders to be held on December 22, 2010 at 5 p.m. at Av. Barbacena 1200, 17th floor, A1 Wing, in the city of Belo Horizonte, Minas Gerais, to decide on the following alterations to the Bylaws:

1.               Insertion, into Article 7, of new Paragraphs Two and Three, to deal with the filling of positions on the Boards of Directors and support committees of the Company’s subsidiaries and affiliates.

2.               Consequent alteration of the present sole sub-paragraph of Article 7 of Paragraph Three.

3.               Change in the drafting of the head paragraph of Article 9 and of its Paragraph One, to establish the frequency and period of convocations of meetings of the Board of Directors.

4.               Change in the drafting of the head paragraph of Article 12, to change the name of the present subclause “l” to “k”, and consequent reorganization of the subsequent subclauses, and to include a new subclause “q” and subclauses “r” and “s” containing new attributions of the Board of Directors.

5.               Change of the name of the Office of the Chief Officer for Finance, Investor Relations and Control of Holdings to the Office of the Chief Officer for Finance, Investor Relations and Financial Control of Holdings; and of the Office of the Chief New Business Development Officer to the Office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; and creation of the Chief Counsel’s Office.

6.               The consequent change in the drafting of the head paragraph of Article 13.

7.               Change in the drafting of Paragraphs Three and Four of Article 16, to define the party responsible for the preparation of the Multi-Year Strategic Implementation Plan and the Annual Budget; and to redefine the attributions of the Executive Board.

8.               Changes in the drafting of the following subclauses and items of the head paragraph of Article 17, to redefine the attributions of the Chief Officers: changes in subclauses “g” and “i” of item I, subclause “j” of item VI, of items III and VII, and subclauses “c” and “f” of item IX; renaming of the present subclause “l” to “k”, and consequent reorganization of the subsequent subclauses, of items IV and V; inclusion of a new subclause “m” in item V; inclusion of a subclause “k” in item VI; and inclusion of item X.

9.               Insertion, in Article 17, of the new Paragraph Two, to make explicit the competency of the Executive Board and of the Board of Directors and the need for obedience to the provisions of the Bylaws in relation to the financial limits and prior authorization of Management, when applicable.

10.         Consequent renumbering, in Article 17, of the present Paragraphs Two, Three, Four and Five as Paragraphs Three, Four, Five and Six, respectively, and also alteration of the drafting of the present paragraph three due to the change in the name of the Office of the Chief New Business Development Officer.

Belo Horizonte, December 6, 2010,

Djalma Bastos de Morais

Vice-Chairman of the Board of Directors

Continuing with the business of the meeting the Chairman stated that the Extraordinary General Meeting of Stockholders of Companhia Energética de Minas Gerais – Cemig held today, December 22, 2010 at 11 a.m., had changed the Bylaws of that Company. The Chairman thus requested the Secretary to read the Proposal of the Board of Directors, which deals with the agenda of this meeting, the content of which document is as follows:

PROPOSAL BY THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON DECEMBER 22, 2010.

To the Stockholder Companhia Energética de Minas Gerais – Cemig:

The Board of Directors of Cemig Distribuição S.A.:

Whereas:

a)              Cemig, in accordance with its strategic guidelines and its Long-term Strategic Plan, seeks to expand its market of operation beyond the State of Minas Gerais, and began investing in companies outside Brazil in 2005, through construction and operation of the Charrúa-Nueva Temuco Transmission Line, in Chile, with the constitution of Transchile Charrúa Transmisión S.A.;

b)             in 2006, Cemig took its first stockholding interest in Light S.A., where, with its position consolidated in 2009, it is part of the controlling stockholding block, confirming its function as a holding company;

c)              in 2009, Cemig established its new Vision for the Future, namely:

“To be, in 2020, one of the two largest electricity groups in Brazil by market capitalization, with a significant presence in the Americas, and world leader in sustainability in the sector”;

d)             in 2009, Cemig Geração e Transmissão S.A. (“Cemig GT”), a wholly-owned subsidiary of Cemig, acquired shares in Terna Participações S.A., which has stockholding interests in five other electricity transmission concession holders;

e)              in 2009, it was proposed to redesign Cemig’s organizational structure to be consistent with certain of the initiatives and principles of the Cemig Aware Efficient Management and Operational Efficiency Program, with the intention that the new model should lead to greater specialization of the corporate functions and of support in line with best practices and enable greater speed in taking of decisions;

f)                in 2009, to promote and develop synergies in the gas and oil business, Cemig created its Gas Division, the activities of which were previously managed by the Chief New Business Development Officer;

g)             also in 2009, a new Cemig Governance and Corporate Management Model was developed, among other objectives, to foster strategic alignment between companies of the Cemig Group, to structure alternatives to enable strengthening of the business vision in the management of equity interests, and to optimize the process of orientation of vote and management of stockholding interests;

h)             the challenges of growth result in a more complex operational model, requiring new forms of management to ensure efficiency and efficacy, providing at the same time unification of practice, compartmentalization of synergy and speed in business decisions;

i)                 redefinition of the attributions of the areas responsible for financial management, management of holdings and operational management will make possible the following:

•                                          strengthening of the structure of the Company’s control area, ensuring focus on demanding meeting of targets and results in the wholly-owned subsidiaries and holdings, and consolidating the results of the Cemig Group;

•                                          increases in results from future acquisitions of assets, since the party responsible for finding and acquisition will also be the party responsible for management and delivery of the forecast results;

•                                          identification and capture of synergies from the various assets, improving the Cemig Group’s growth potential;

j)                 there is a need for the company to restructure its legal department so as to enable it to participate more robustly in, and make a more robust contribution to, the Cemig Group, and intercommunicate more effectively with the public administration and regulatory bodies;

k)              There is an opportunity for grammatical improvement of the text;
Clause 18, §3, of Cemig’s Bylaws states;

“Clause 18 –...

§ 3                  The Executive Officers shall exercise their positions as full-time occupations in the regime of exclusive dedication to the service of the company. They may at the same time hold and exercise non-remunerated positions in the management of the company’s wholly-owned subsidiaries, other subsidiaries or affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.”

m)           Paragraph One of Clause 13 of the Bylaws of Cemig D and of Cemig GT states:

“Clause 13 –...

§ 1                  The members of the Executive Board shall, obligatorily, be the respective members of the Executive Board of the sole stockholder, Cemig, and the post of Executive Officer without specific designation shall be occupied, also obligatorily, by the Chief Energy Generation and Transmission Officer of the sole stockholder, Cemig.”

• now proposes to you the following changes to the Bylaws:

1-              Insertion, into Article 7, of new Paragraphs One and Two, to deal with the filling of positions on the Boards of Directors and support committees of the Company’s subsidiaries and affiliates, with the following drafting:

“Clause 7...

§1                     Appointments to positions on the Boards of Directors of the Company’s subsidiary or affiliated companies, the filling of which is the competency of the Company, shall be made as determined by the Board of Directors.

§2                     Positions on the support committees to the Boards of Directors of the subsidiaries and affiliated companies, the filling of which is the competency of the Company, shall be filled by Members of the Boards of the respective subsidiaries or affiliated companies. The Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates shall always be appointed as one of the members of such committees, who shall always act in shared activity with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings or any other Chief Officer.”

2-              Consequent alteration of the present Paragraph One of Article 7 of Paragraph Three, to the following:

“Clause 7 –...

§3                     Members of the company’s Executive Board or Board of Directors who are also members of the management bodies of the sole stockholder, Cemig, may not receive remuneration.

3-              Change in the drafting of the head paragraph of Clause 9° and of its Paragraph One to the following, to establish the frequency and period of convocation of meetings of the Board of Directors::

“Clause 9 - The Board of Directors shall meet ordinarily once a month, to analyze the results of the Company and its subsidiaries and affiliated companies, and to decide on other matters included on the agenda in accordance with its internal regulations. It shall also meet extraordinarily, on convocation by its Chairman, or its Vice-Chairman, or one-third of its members, or when requested by the Executive Board.

§1                     The meetings of the Board of Directors shall be called by its Chairman or its Vice-Chairman, by written advice sent with 5 (five) days’ notice, containing the agenda to be discussed. Meetings of the Board of Directors called on the basis of urgency may be called by its Chairman without being subject to the above-mentioned period provided the other members of the Board are unequivocally aware of the convocation.”

4-              Change in the drafting of the head paragraph of Clause 12, to change the name of the present subclause “l” to “k”, with consequent reorganization of the subsequent subclauses, and include a new subclause “q” and subclauses “r” and “s” containing new attributions of the Board of Directors, the new drafting to be:

Clause 12: The Board of Directors shall have the following attributions:

k)              to authorize, upon a proposal put forward by the Executive Board, filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

l)                 to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments.

m)           to approve the Company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget, and alterations and revisions to them.

n)             annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective work agreements, subject to the competency of the General Meeting of Stockholders and the Annual Budget approved;

o)             to authorize the exercise of the right of preference and stockholders’ agreements, or of the right to vote in subsidiaries, affiliated companies and the consortia in which the Company participates;

p)             to approve the declarations of vote in the General Meetings of Stockholders and the orientations for voting in the meetings of the boards of directors of the subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long- term Strategic Plan and the Multi-year Strategic Implementation Plan;

q)             to approve the constitution of, and participation in the equity capital of, any company, undertaking or consortium;

r)                to approve the institution of committees, in accordance with its Internal Regulations, and each respective committee shall, prior to the decision by the Board of Directors, give its opinion, which shall not be binding: (i) on the matters over which competence is attributed to it by the Internal Regulations; and (ii) in relation to any matter whenever requested by at least 2/3 (two thirds) of the members of the Board of Directors. If the quotient of two thirds of the members of the Board of Directors is not a whole number, for the purposes of interpretation of this paragraph the whole number immediately below that number shall be used; and,

s)              to authorize provisions in the Company’s accounts, in amounts of R$ 14,000,000.00 (fourteen million Reais) or more, upon proposal by the Executive Board.”.

5-              Change of the name of the Office of the Chief Officer for Finance, Investor Relations and Control of Holdings to the Office of the Chief Officer for Finance, Investor Relations and Financial Control of Holdings; and of the Office of the Chief New Business Development Officer to the Office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; and creation of the Chief Counsel’s Office.

6-              Consequent redrafting of the Head paragraph of Clause 13 of the Bylaws, to the following:

“Clause 13 - The Executive Board shall be made up of 10 (ten) Executive Officers, who may be stockholders, resident in Brazil, comprising: the Chief Executive Officer; the Deputy Chief Executive Officer; a Chief Officer for Finance, Investor Relations and Financial Control of Holdings; a Chief Corporate Management Officer; a Chief Distribution and Sales Officer; a Chief Generation and Transmission Officer; a Chief Trading Officer; a Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; an Executive Officer without specific designation; a Chief Officer for the Gas Division; and the Chief Counsel; with period of office of 3 (three) years, reelection being permitted. The period of office of the members of the Executive Board shall continue until the newly elected members are sworn in.”.

7-              Change in the drafting of Paragraphs Three and Four of Clause 16, to define the party responsible for the preparation of the Multi-Year Strategic Implementation Plan and the Annual Budget; and to redefine the attributions of the Executive Board, to the following:

“Clause 16 –...

§3                     The Company’s Multi-year Strategic Implementation Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared under coordination by the Chief Officer for Finance, Investor Relations and Financial Control of Holdings and, in relation to the affiliates and subsidiaries, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, and at all times, in all aspects, with the participation of all the members of the Executive Board. The Multi-Year Strategic Implementation Plan and the Annual Budget shall be submitted to examination by the Executive Board and, subsequently, to approval by the Board of Directors.

§4                     The following decisions shall require a vote by the Executive Board:

a)              approval of the plan of organization of the Company and issuance of the corresponding rules and any changes to them;

b)             examination of the Company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it, and its submission to the Board of Directors for approval;

c)              examination of the Annual Budget, which shall reflect the Multi-Year Strategic Implementation Plan then in effect, and also revisions to it, and its submission to the Board of Directors for approval;

d)             decision on re-allocation of investments or capital expenditure specified in the Annual Budget which amount, individually or in aggregate, during a single financial year, to less than R$ 14,000,000.00 (fourteen million Reais), with consequent adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e)              approval of disposal of or placement of a charge upon any of the Company’s permanent assets, and the giving of guarantees by the Company to third parties, in amounts less than R$ 14,000,000.00 (fourteen million Reais);

f)                authorization of the Company’s capital expenditure projects, signing of agreements and other legal transactions, contracting of loans, financings and the constitution of any obligation in the name of the Company, based on the Annual Budget approved, individually or in aggregate having values less than R$ 14,000,000.00 (fourteen million Reais), including the injection of capital into subsidiaries, affiliated companies, and the consortia in which the Company participates, subject to the provisions of sub-clause ‘o’ of sub-item IV of Clause 17;

g)             approval, upon a proposal by the CEO, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates and the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, of declarations of vote in General Meetings of Stockholders of subsidiaries, affiliated companies or consortia in which the Company participates, and the decisions must obey these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

h)             authorization to commence administrative tender proceedings and proceeding for exemption from or non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 2,800,000.00 (two million eight hundred thousand Reais) and less than R$ 14,000,000.00 (fourteen million Reais);

i)                 authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 14,000,000.00 (fourteen million Reais);

j)                 authorization of provisions in the company’s accounts in an amount less than R$ 14,000,000.00 (fourteen million Reais), upon proposal by the Chief Officer for Finance, Investor Relations and Financial Control of Holdings;

k)              approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of sub-clause “h” of sub-item I of Clause 17;

l)                 authorization of expenditure on personnel expenses and collective work agreements, subject to the competency of the General Meeting of Stockholders, the guidelines and limits approved by the Board of Directors, and the Annual Budget approved.

m)           examination and decision on the contracting of external consultants, when requested by the office of any Chief Officer, subject to the provisions of Clause 12, subclause “j”, and Clause 16, Paragraph Four, subclause “h”.”

8-              Changes in the drafting of the following subclauses and items of the head paragraph of Article 17, to redefine the attributions of the members of the Executive Board: changes in the drafting of subclauses “g” and “i” of item I, subclause “j” of item VI, items III and VII, and subclauses “c” and “f” of item IX; renaming of the present subclause “l” to “k”, and consequent reorganization of the subsequent subclauses of items IV and V; inclusion of a new subclause “m” in item V; inclusion of a subclause “k” in item VI; and inclusion of an item X.

“Clause 17:       Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I – To the Chief Executive Officer:

g)             to manage and direct the activities of internal audits and institutional relationships, communication and representation activities, function of the Company’s Ombudsman and the General Secretariat.

i)                 to propose the appointments to Management positions and the Audit Boards of the wholly-owned subsidiaries, and of Fundação Forluminas de Seguridade Social — Forluz, after hearing the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, and of the Company’s subsidiaries and affiliated companies and of the consortia in which the Company participates, after hearing the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates,

III –            To the Chief Officer for Finance, Investor Relations and Financial Control of Holdings:

a)              to make available the financial resources necessary for the operation and expansion of the Company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)             to coordinate the preparation and consolidation of the Company’s Multi-Year Strategic Implementation Plan and the Annual Budget, in the case of the affiliated companies and jointly-controlled subsidiaries with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, and in both cases with the participation of the other Chief Officers of the Company;

c)              to carry out the economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates;

d)             to accompany the economic and financial performance of capital expenditure investment projects, according to targets and results approved by the Executive Board and the Board of Directors;

e)              to carry out accounting of and to monitor the economic-financial operations of the Company including its subsidiaries;

f)                to determine the cost of the service and to establish an insurance policy, as laid out in the Company’s Multi-year Strategic Implementation Plan;

g)             to prepare the short-, medium- and long-term financial programming in detail, as specified in the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)             to monitor the company’s registered capital, and to propose to the Executive Board, for decision or for submission to the Board of Directors or the General Meeting of Stockholders, subject to the provisions of these Bylaws, the governance policy in relation to the market, and the dividend policy, of the Company and its subsidiaries, and to suggest the same for the affiliated companies;

i)                 to coordinate the preparation and negotiation of the tariffs for retail supply and distribution of electricity with the National Electricity Agency, Aneel;

j)                 to take responsibility for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges and over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the Company’s registrations with these institutions updated;

k)              to represent the Company to the CVM, the stock exchanges and other entities of the capital markets;

l)                 to promote the financial management of the Company and of its subsidiaries and affiliated companies, within the criteria of good corporate governance, making continual efforts for compliance with their business plans, subject to the provisions of these Bylaws;

m)           to monitor the economic and financial results of the Companies holdings in the subsidiaries and affiliated companies;

n)             to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency defined in these Bylaws;

(i)             injections of capital into the wholly-owned subsidiaries; and

(ii)          injections of capital, exercise of the right of preference, and signing of voting agreements, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, in the subsidiaries, in the affiliated companies and in the consortia in which the Company operates;

o)             participate in the negotiations that involve the constitution and alteration of the corporate documents of all the companies in which the Company has an equity interest;

p)             coordinate, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, processes of disposal of stockholding interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force;

q)             monitor, evaluate and disseminate within the Executive Board the financial performance of the subsidiaries and affiliates and of the consortia in which the company participates.

IV – To the Chief Corporate Management Officer:

k)              to effect quality control of the material acquired and of the qualification of contracted service providers;

l)                 to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

m)           to arrange for and implement programs to increase, develop and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers’ Departments or development agencies or industry associations, in the ambit of the State of Minas Gerais;

n)             to carry out corporate management and environmental action programs within the scope of this Chief Officer’s Department;

o)             to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 2,800,000.00 (two million eight hundred thousand Reais);

p)             to propose to the Chief Executive Officer, for submission to the Executive Board, for approval, from among the employees of the Company, appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

q)             to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

r)                o present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of assisting the Chief Officers in making its decisions on appointments of employees to management posts.

V – To the Chief Distribution and Sales Officer:

k)              to propose policies and guidelines to ensure the physical security of the distribution facilities, and to manage the asset security of these facilities;

l)                 to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods, aiming to improve the quality and reduce the cost of those activities;

m)           to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information with the Executive Board.

VI – To the Chief Trading Officer:

j)                 to manage the trading, in coordination with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, of the Company’s carbon credits;

k)              to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information with the Executive Board.

VIII –         To the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates:

a)              to arrange prospecting, analysis and development of new business of the Company in the areas of generation, transmission and distribution of electricity, and oil and gas, and in other activities directly or indirectly related to the Company’s objects;

b)             to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the Company, in interaction with the Chief Officers’ Departments related to the said businesses;

c)              to coordinate negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also negotiation of contracts and corporate documents of the projects;

d)             to coordinate, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, the preparation and consolidation of the Multi-Year Strategic Implementation Plan and the Annual Budget of the Company in relation to the subsidiaries and affiliated companies;

e)              to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

f)                to seek, coordinate, evaluate and structure opportunities for acquisition of new assets in all the sectors and activities directly or indirectly related to the company’s Objects;

g)             to coordinate the Company’s participation in new business auctions held by any person or legal entity, under public or private law, including regulatory agencies;

h)             to arrange for prospecting and analysis, within the company, of business opportunities related to the use of carbon credits;

i)                 to prepare the planning and the Capital Expenditure Program of new business in all the sectors and activities directly or indirectly related to the Objects;

j)                 to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

k)              to accompany, within the Company, Brazil’s energy planning.

l)                 to propose to the Executive Board, for approval or submission to the Board of Directors, assumptions for new investments to be made by the Company (IRR, payback, cost of capital, and any other indicators of risk/return that may be necessary);

m)           to propose, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, to the Executive Board, for approval or for submission to the Board of Directors or to the Board of Directors, depending on the competency defined in these Bylaws, matters relating to injections of capital, exercise of the right of preference and making of voting agreements in the subsidiaries and affiliates and in the consortia in which the company participates;

n)             to coordinate, within the Company, negotiations that involve constitution and alteration of stockholding documents of the subsidiaries and affiliates, and of the consortia in which the Company participates;

o)             to monitor and supervise the management and development of the subsidiaries and affiliates, within the criteria of good governance and making efforts at all times for compliance with their business plans, subject to the provisions of these Bylaws;

p)             to coordinate, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, processes of disposal of equity interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force;

q)             to monitor, evaluate and disseminate within the Executive Board the technical-operational performance of the subsidiaries and affiliates and of the consortia in which the company participates;

r)                to represent the Company, in the terms of §3 of Clause 11 of these Bylaws, in the support committees to the Boards of Directors of its subsidiaries and affiliates;

s)              to coordinate matters relating to new business and the management of the equity holdings of the Company and of its subsidiaries and affiliates, and of the consortia in which the company participates, in interaction with the other Chief Officers of the Company;

IX - To the Chief Officer for the Gas Division:

c)              to carry out research, analyses and studies of investments and new technologies related to oil and gas, and, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, studies and developments of business in that sector;

f)                to propose to the Executive Board, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings and the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, the multi-year plan for capital expenditure and expenses of other special purpose companies associated with the oil and gas activities;

X - To the Chief Counsel:

a)              to coordinate, execute and control the matters of the legal area;

b)             to support the other areas of the Company, including, when requested, wholly-owned subsidiaries, affiliates and other subsidiaries, in relation to legal and juridical aspects;

c)              To manage the administrative and Court proceedings in which the Company is a party and, periodically or when requested, to inform the Executive Board and the Board of Directors on the procedural and legal strategy adopted, and also the progress and situation of such proceedings.”.

9-             Insertion, in Clause 17, of a new Paragraph Two, to make explicit the competency of the Executive Board and of the Board of Directors and the need for obedience to the provisions of the Bylaws in relation to the financial limits and prior authorization of Management, when applicable.

“Clause 17...

§2           The competencies to enter into contracts and other legal transactions and for constitution of any obligation in the name of the Company given to the Chief Officers under this Clause do not exclude the competency of the Executive Board and of the Board of Directors, as the case may be, nor the need for obedience to the provisions in these Bylaws in relation to the financial limits and to prior obtaining of authorizations from the management bodies, when required.

10-           Consequent renumbering, in Clause 17, of the present Paragraphs Two, Three, Four and Five as Paragraphs Three, Four, Five and Six, respectively, and also alteration of the drafting of the present Paragraph Three, as set out below, due to the change in the name of the Office of the Chief New Business Development Officer:

“Clause 17...

§ 3        As well as the exercise of the attributions herein specified and demanded by law, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the Company.

§4           The projects developed by the Company in the area of the Office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, once structured and constituted, should be taken over by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws;

§5           It is the competency of each Chief Officer, within the area of his operation, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.”;

§6           The financial limit set by sub-clause “o” of Item IV of this Clause shall be adjusted, in January of each year, by the IGP-M (General Price Index - Market) inflation index, produced by the GetÚlio Vargas Foundation.”;.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, for which reason it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, December 6, 2010,

Vice-Chairman	Djalma Bastos de Morais

Members	Arcângelo Eustáquio Torres Queiroz	Ricardo Coutinho de Sena
	Antônio Adriano Silva	Paulo Roberto Reckziegel Guedes
	Francelino Pereira dos Santos	Eduardo Borges de Andrade
	Maria Estela Kubitschek Lopes	Otávio Marques de Azevedo
	João Camilo Penna	Saulo Alves Pereira Junior
	Guy Maria Villela Paschoal	Adriano Magalhães Chaves
Paulo Sérgio Machado Ribeiro

The Chairman then put the Proposal made by the Board of Directors to debate, and to the vote, and it was approved.

The Chairman then proposed that the changes to the Bylaws that had been approved should be implemented as from January 3, 2011. The proposal of the Chairman was submitted to debate and, subsequently, to a vote, and approved. The meeting being opened to the floor, and since no-one else wished to make any statement, the Chairman ordered the session adjourned for the time necessary for the writing of the minutes. The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and signed them jointly with those present.

Signed) Anamaria Pugedo Frade Barros

Djalma Bastos de Morais and Marco Antonio Rodrigues da Cunha, for Cemig

Arlindo Porto Neto

This matches the original.

Anamaria Pugedo Frade Barros

At its 120th meeting, held on December 22, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1- Revision of investment macro-projects.

2- Revision of energy efficiency projects.

3- Revision of the Billing Measurement System Project.

4- Approval of the budget for the months of January and February 2011.

5- Delegation of powers to the Executive Board to sign documents relating to sales of electricity.

UP’s

The amounts calculated reflect our interpretation of the issue deed and do not imply acceptance of a legal or financial commitment. The Unit Prices (UPs) presented were calculated “at par”, that is to say, on the updating and remuneration curve established in the issue deed. Other agents of the financial markets may present different values depending on the method of calculation applied. In the event of any doubt as to how the amounts presented here were calculated, we request you to contact us for further explanations.

								CMGD11	CMGD11	CMGD11
	CMGD11	CMGD11	CMGD11	CMGD11	CMGD11	CMGD11	CMGD11	VALOR	JUROS
CMGD11 DATE	UP CEMIG DISTR 1st ISSUE R$	NOMINAL VALUE (VNe) R$	IGP-M Index No. (NIn-1)	IGP-M Index No. (NIn)	IGP-M Business days (dcp)	IGP-M Calendar days (dct)	IGP-M Accumulated Factor (C)	NOMINAL UPDATED (VNa) R$	Bus. Days Last pmt (DP)	Accumulated Factor (FatorJuros) 252	CMGD11 JUROS R$
31/12/2009	13,831.227580	10,871.60	405.548	404.499	21	22	1.19977646	13,043.495500	148	1.060392713	787.732080
01/01/2010	13,835.079878	10,871.60	405.548	404.499	22	22	1.19963522	13,041.960000	149	1.060812936	793.119878
02/01/2010	13,835.079878	10,871.60	405.548	404.499	22	22	1.19963522	13,041.960000	149	1.060812936	793.119878
03/01/2010	13,835.079878	10,871.60	405.548	404.499	22	22	1.19963522	13,041.960000	149	1.060812936	793.119878
04/01/2010	13,835.079878	10,871.60	405.548	404.499	22	22	1.19963522	13,041.960000	149	1.060812936	793.119878
05/01/2010	13,844.912159	10,871.60	404.499	407.049	1	20	1.20001222	13,046.058600	150	1.061233326	798.853559
06/01/2010	13,854.751538	10,871.60	404.499	407.049	2	20	1.20038935	13,050.158600	151	1.061653882	804.592938
07/01/2010	13,864.597820	10,871.60	404.499	407.049	3	20	1.20076659	13,054.259800	152	1.062074605	810.338020
08/01/2010	13,874.451115	10,871.60	404.499	407.049	4	20	1.20114395	13,058.362300	153	1.062495495	816.088815
09/01/2010	13,884.311321	10,871.60	404.499	407.049	5	20	1.20152142	13,062.466000	154	1.062916552	821.845321
10/01/2010	13,884.311321	10,871.60	404.499	407.049	5	20	1.20152142	13,062.466000	154	1.062916552	821.845321
11/01/2010	13,884.311321	10,871.60	404.499	407.049	5	20	1.20152142	13,062.466000	154	1.062916552	821.845321
12/01/2010	13,894.178640	10,871.60	404.499	407.049	6	20	1.20189901	13,066.571100	155	1.063337775	827.607540
13/01/2010	13,904.052983	10,871.60	404.499	407.049	7	20	1.20227673	13,070.677500	156	1.063759165	833.375483
14/01/2010	13,913.934260	10,871.60	404.499	407.049	8	20	1.20265456	13,074.785100	157	1.064180723	839.149160
15/01/2010	13,923.822662	10,871.60	404.499	407.049	9	20	1.20303252	13,078.894100	158	1.064602447	844.928562
16/01/2010	13,933.717993	10,871.60	404.499	407.049	10	20	1.20341059	13,083.004300	159	1.065024338	850.713693
17/01/2010	13,933.717993	10,871.60	404.499	407.049	10	20	1.20341059	13,083.004300	159	1.065024338	850.713693
18/01/2010	13,933.717993	10,871.60	404.499	407.049	10	20	1.20341059	13,083.004300	159	1.065024338	850.713693
19/01/2010	13,943.620376	10,871.60	404.499	407.049	11	20	1.20378877	13,087.115800	160	1.065446397	856.504576
20/01/2010	13,953.529907	10,871.60	404.499	407.049	12	20	1.20416709	13,091.228700	161	1.065868623	862.301207
21/01/2010	13,963.446379	10,871.60	404.499	407.049	13	20	1.20454551	13,095.342800	162	1.066291016	868.103579
22/01/2010	13,973.369913	10,871.60	404.499	407.049	14	20	1.20492406	13,099.458200	163	1.066713577	873.911713
23/01/2010	13,983.300501	10,871.60	404.499	407.049	15	20	1.20530273	13,103.574900	164	1.067136305	879.725601
24/01/2010	13,983.300501	10,871.60	404.499	407.049	15	20	1.20530273	13,103.574900	164	1.067136305	879.725601
25/01/2010	13,983.300501	10,871.60	404.499	407.049	15	20	1.20530273	13,103.574900	164	1.067136305	879.725601
26/01/2010	13,993.238146	10,871.60	404.499	407.049	16	20	1.20568151	13,107.692900	165	1.067559200	885.545246
27/01/2010	14,003.182771	10,871.60	404.499	407.049	17	20	1.20606041	13,111.812100	166	1.067982264	891.370671
28/01/2010	14,013.134568	10,871.60	404.499	407.049	18	20	1.20643943	13,115.932700	167	1.068405495	897.201868
29/01/2010	14,023.093434	10,871.60	404.499	407.049	19	20	1.20681857	13,120.054600	168	1.068828893	903.038834
30/01/2010	14,033.059385	10,871.60	404.499	407.049	20	20	1.20719784	13,124.177800	169	1.069252459	908.881585
31/01/2010	14,033.059385	10,871.60	404.499	407.049	20	20	1.20719784	13,124.177800	169	1.069252459	908.881585
01/02/2010	14,033.059385	10,871.60	404.499	407.049	20	20	1.20719784	13,124.177800	169	1.069252459	908.881585
02/02/2010	14,047.755379	10,871.60	407.049	411.843	1	18	1.20798335	13,132.717600	170	1.069676194	915.037779
03/02/2010	14,062.466690	10,871.60	407.049	411.843	2	18	1.20876937	13,141.262900	171	1.070100096	921.203790
04/02/2010	14,077.193451	10,871.60	407.049	411.843	3	18	1.20955591	13,149.813800	172	1.070524166	927.379651
05/02/2010	14,091.935672	10,871.60	407.049	411.843	4	18	1.21034296	13,158.370300	173	1.070948404	933.565372
06/02/2010	14,106.693257	10,871.60	407.049	411.843	5	18	1.21113051	13,166.932300	174	1.071372810	939.760957
07/02/2010	14,106.693257	10,871.60	407.049	411.843	5	18	1.21113051	13,166.932300	174	1.071372810	939.760957
08/02/2010	14,106.693257	10,871.60	407.049	411.843	5	18	1.21113051	13,166.932300	174	1.071372810	939.760957
09/02/2010	14,121.466338	10,871.60	407.049	411.843	6	18	1.21191858	13,175.499900	175	1.071797385	945.966438
10/02/2010	14,136.254914	10,871.60	407.049	411.843	7	18	1.21270717	13,184.073100	176	1.072222128	952.181814
11/02/2010	14,151.058997	10,871.60	407.049	411.843	8	18	1.21349627	13,192.651900	177	1.072647039	958.407097
12/02/2010	14,165.878489	10,871.60	407.049	411.843	9	18	1.21428588	13,201.236200	178	1.073072118	964.642289
13/02/2010	14,180.713631	10,871.60	407.049	411.843	10	18	1.21507601	13,209.826200	179	1.073497366	970.887431
14/02/2010	14,180.713631	10,871.60	407.049	411.843	10	18	1.21507601	13,209.826200	179	1.073497366	970.887431
15/02/2010	14,180.713631	10,871.60	407.049	411.843	10	18	1.21507601	13,209.826200	179	1.073497366	970.887431
16/02/2010	14,180.713631	10,871.60	407.049	411.843	10	18	1.21507601	13,209.826200	179	1.073497366	970.887431
17/02/2010	14,180.713631	10,871.60	407.049	411.843	10	18	1.21507601	13,209.826200	179	1.073497366	970.887431
18/02/2010	14,195.564218	10,871.60	407.049	411.843	11	18	1.21586665	13,218.421700	180	1.073922783	977.142518
19/02/2010	14,210.430358	10,871.60	407.049	411.843	12	18	1.21665780	13,227.022800	181	1.074348368	983.407558
20/02/2010	14,225.312061	10,871.60	407.049	411.843	13	18	1.21744947	13,235.629500	182	1.074774121	989.682561
21/02/2010	14,225.312061	10,871.60	407.049	411.843	13	18	1.21744947	13,235.629500	182	1.074774121	989.682561
22/02/2010	14,225.312061	10,871.60	407.049	411.843	13	18	1.21744947	13,235.629500	182	1.074774121	989.682561
23/02/2010	14,240.209366	10,871.60	407.049	411.843	14	18	1.21824165	13,244.241800	183	1.075200044	995.967566
24/02/2010	14,255.122256	10,871.60	407.049	411.843	15	18	1.21903435	13,252.859700	184	1.075626135	1,002.262556
25/02/2010	14,270.050866	10,871.60	407.049	411.843	16	18	1.21982757	13,261.483300	185	1.076052395	1,008.567566
26/02/2010	14,284.994990	10,871.60	407.049	411.843	17	18	1.22062130	13,270.112400	186	1.076478824	1,014.882590
27/02/2010	14,299.954749	10,871.60	407.049	411.843	18	18	1.22141554	13,278.747100	187	1.076905422	1,021.207649
28/02/2010	14,299.954749	10,871.60	407.049	411.843	18	18	1.22141554	13,278.747100	187	1.076905422	1,021.207649
01/03/2010	14,299.954749	10,871.60	407.049	411.843	18	18	1.22141554	13,278.747100	187	1.076905422	1,021.207649
02/03/2010	14,311.471701	10,871.60	411.843	415.734	1	23	1.22191502	13,284.177200	188	1.077332189	1,027.294501
03/03/2010	14,322.997906	10,871.60	411.843	415.734	2	23	1.22241470	13,289.609500	189	1.077759125	1,033.388406
04/03/2010	14,334.533368	10,871.60	411.843	415.734	3	23	1.22291458	13,295.044000	190	1.078186230	1,039.489368
05/03/2010	14,346.078106	10,871.60	411.843	415.734	4	23	1.22341466	13,300.480700	191	1.078613505	1,045.597406
06/03/2010	14,357.632112	10,871.60	411.843	415.734	5	23	1.22391495	13,305.919600	192	1.079040949	1,051.712512
07/03/2010	14,357.632112	10,871.60	411.843	415.734	5	23	1.22391495	13,305.919600	192	1.079040949	1,051.712512
08/03/2010	14,357.632112	10,871.60	411.843	415.734	5	23	1.22391495	13,305.919600	192	1.079040949	1,051.712512
09/03/2010	14,369.195501	10,871.60	411.843	415.734	6	23	1.22441544	13,311.360800	193	1.079468562	1,057.834701
10/03/2010	14,380.768182	10,871.60	411.843	415.734	7	23	1.22491614	13,316.804200	194	1.079896345	1,063.963982
11/03/2010	14,392.350149	10,871.60	411.843	415.734	8	23	1.22541704	13,322.249800	195	1.080324297	1,070.100349
12/03/2010	14,403.941420	10,871.60	411.843	415.734	9	23	1.22591815	13,327.697600	196	1.080752419	1,076.243820
13/03/2010	14,415.542096	10,871.60	411.843	415.734	10	23	1.22641946	13,333.147700	197	1.081180710	1,082.394396
14/03/2010	14,415.542096	10,871.60	411.843	415.734	10	23	1.22641946	13,333.147700	197	1.081180710	1,082.394396
15/03/2010	14,415.542096	10,871.60	411.843	415.734	10	23	1.22641946	13,333.147700	197	1.081180710	1,082.394396
16/03/2010	14,427.152101	10,871.60	411.843	415.734	11	23	1.22692098	13,338.600000	198	1.081609172	1,088.552101
17/03/2010	14,438.771414	10,871.60	411.843	415.734	12	23	1.22742270	13,344.054500	199	1.082037803	1,094.716914
18/03/2010	14,450.400161	10,871.60	411.843	415.734	13	23	1.22792463	13,349.511300	200	1.082466604	1,100.888861
19/03/2010	14,462.038242	10,871.60	411.843	415.734	14	23	1.22842676	13,354.970300	201	1.082895575	1,107.067942
20/03/2010	14,473.685647	10,871.60	411.843	415.734	15	23	1.22892910	13,360.431500	202	1.083324715	1,113.254147
21/03/2010	14,473.685647	10,871.60	411.843	415.734	15	23	1.22892910	13,360.431500	202	1.083324715	1,113.254147
22/03/2010	14,473.685647	10,871.60	411.843	415.734	15	23	1.22892910	13,360.431500	202	1.083324715	1,113.254147
23/03/2010	14,485.342517	10,871.60	411.843	415.734	16	23	1.22943165	13,365.895000	203	1.083754026	1,119.447517
24/03/2010	14,497.008737	10,871.60	411.843	415.734	17	23	1.22993440	13,371.360700	204	1.084183507	1,125.648037
25/03/2010	14,508.684325	10,871.60	411.843	415.734	18	23	1.23043735	13,376.828600	205	1.084613159	1,131.855725
26/03/2010	14,520.369260	10,871.60	411.843	415.734	19	23	1.23094050	13,382.298700	206	1.085042980	1,138.070560

								CMGD11	CMGD11	CMGD11
	CMGD11	CMGD11	CMGD11	CMGD11	CMGD11	CMGD11	CMGD11	VALOR	JUROS
CMGD11 DATE	UP CEMIG DISTR 1st ISSUE R$	NOMINAL VALUE (VNe) R$	IGP-M Index No. (NIn-1)	IGP-M Index No. (NIn)	IGP-M Business days (dcp)	IGP-M Calendar days (dct)	IGP-M Accumulated Factor (C)	NOMINAL UPDATED (VNa) R$	Bus. Days Last pmt (DP)	Accumulated Factor (FatorJuros) 252	CMGD11 JUROS R$
27/03/2010	14,532.063684	10,871.60	411.843	415.734	20	23	1.23144387	13,387.771100	207	1.085472972	1,144.292584
28/03/2010	14,532.063684	10,871.60	411.843	415.734	20	23	1.23144387	13,387.771100	207	1.085472972	1,144.292584
29/03/2010	14,532.063684	10,871.60	411.843	415.734	20	23	1.23144387	13,387.771100	207	1.085472972	1,144.292584
30/03/2010	14,543.767588	10,871.60	411.843	415.734	21	23	1.23194745	13,393.245800	208	1.085903134	1,150.521788
31/03/2010	14,555.480775	10,871.60	411.843	415.734	22	23	1.23245122	13,398.722600	209	1.086333467	1,156.758175
01/04/2010	14,567.203562	10,871.60	411.843	415.734	23	23	1.23295521	13,404.201800	210	1.086763970	1,163.001762
02/04/2010	14,578.534904	10,871.60	415.734	418.917	1	20	1.23342549	13,409.314500	211	1.087194644	1,169.220404
03/04/2010	14,578.534904	10,871.60	415.734	418.917	1	20	1.23342549	13,409.314500	211	1.087194644	1,169.220404
04/04/2010	14,578.534904	10,871.60	415.734	418.917	1	20	1.23342549	13,409.314500	211	1.087194644	1,169.220404
05/04/2010	14,578.534904	10,871.60	415.734	418.917	1	20	1.23342549	13,409.314500	211	1.087194644	1,169.220404
06/04/2010	14,589.875227	10,871.60	415.734	418.917	2	20	1.23389597	13,414.429300	212	1.087625489	1,175.445927
07/04/2010	14,601.224306	10,871.60	415.734	418.917	3	20	1.23436661	13,419.546000	213	1.088056504	1,181.678306
08/04/2010	14,612.582159	10,871.60	415.734	418.917	4	20	1.23483744	13,424.664600	214	1.088487690	1,187.917559
09/04/2010	14,623.948901	10,871.60	415.734	418.917	5	20	1.23530844	13,429.785200	215	1.088919047	1,194.163701
10/04/2010	14,635.324428	10,871.60	415.734	418.917	6	20	1.23577962	13,434.907700	216	1.089350575	1,200.416728
11/04/2010	14,635.324428	10,871.60	415.734	418.917	6	20	1.23577962	13,434.907700	216	1.089350575	1,200.416728
12/04/2010	14,635.324428	10,871.60	415.734	418.917	6	20	1.23577962	13,434.907700	216	1.089350575	1,200.416728
13/04/2010	14,646.708853	10,871.60	415.734	418.917	7	20	1.23625099	13,440.032200	217	1.089782274	1,206.676653
14/04/2010	14,658.102183	10,871.60	415.734	418.917	8	20	1.23672254	13,445.158700	218	1.090214144	1,212.943483
15/04/2010	14,669.504312	10,871.60	415.734	418.917	9	20	1.23719426	13,450.287100	219	1.090646185	1,219.217212
16/04/2010	14,680.915356	10,871.60	415.734	418.917	10	20	1.23766617	13,455.417500	220	1.091078397	1,225.497856
17/04/2010	14,692.335224	10,871.60	415.734	418.917	11	20	1.23813826	13,460.549800	221	1.091510781	1,231.785424
18/04/2010	14,692.335224	10,871.60	415.734	418.917	11	20	1.23813826	13,460.549800	221	1.091510781	1,231.785424
19/04/2010	14,692.335224	10,871.60	415.734	418.917	11	20	1.23813826	13,460.549800	221	1.091510781	1,231.785424
20/04/2010	14,703.764017	10,871.60	415.734	418.917	12	20	1.23861052	13,465.684100	222	1.091943336	1,238.079917
21/04/2010	14,715.201631	10,871.60	415.734	418.917	13	20	1.23908296	13,470.820300	223	1.092376062	1,244.381331
22/04/2010	14,715.201631	10,871.60	415.734	418.917	13	20	1.23908296	13,470.820300	223	1.092376062	1,244.381331
23/04/2010	14,726.648193	10,871.60	415.734	418.917	14	20	1.23955559	13,475.958500	224	1.092808960	1,250.689693
24/04/2010	14,738.103695	10,871.60	415.734	418.917	15	20	1.24002840	13,481.098700	225	1.093242029	1,257.004995
25/04/2010	14,738.103695	10,871.60	415.734	418.917	15	20	1.24002840	13,481.098700	225	1.093242029	1,257.004995
26/04/2010	14,738.103695	10,871.60	415.734	418.917	15	20	1.24002840	13,481.098700	225	1.093242029	1,257.004995
27/04/2010	14,749.568048	10,871.60	415.734	418.917	16	20	1.24050138	13,486.240800	226	1.093675270	1,263.327248
28/04/2010	14,761.041255	10,871.60	415.734	418.917	17	20	1.24097454	13,491.384800	227	1.094108683	1,269.656455
29/04/2010	14,772.523541	10,871.60	415.734	418.917	18	20	1.24144790	13,496.530900	228	1.094542268	1,275.992641
30/04/2010	14,784.014679	10,871.60	415.734	418.917	19	20	1.24192142	13,501.678900	229	1.094976024	1,282.335779
01/05/2010	14,795.514797	10,871.60	415.734	418.917	20	20	1.24239513	13,506.828900	230	1.095409952	1,288.685897
02/05/2010	14,795.514797	10,871.60	415.734	418.917	20	20	1.24239513	13,506.828900	230	1.095409952	1,288.685897
03/05/2010	14,795.514797	10,871.60	415.734	418.917	20	20	1.24239513	13,506.828900	230	1.095409952	1,288.685897
04/05/2010	14,809.689869	10,871.60	418.917	423.885	1	21	1.24309280	13,514.413700	231	1.095844052	1,295.276169
05/05/2010	14,823.878580	10,871.60	418.917	423.885	2	21	1.24379087	13,522.002800	232	1.096278325	1,301.875780
06/05/2010	14,838.080911	10,871.60	418.917	423.885	3	21	1.24448933	13,529.596200	233	1.096712769	1,308.484711
07/05/2010	14,852.296777	10,871.60	418.917	423.885	4	21	1.24518818	13,537.193800	234	1.097147385	1,315.102977
08/05/2010	14,866.526310	10,871.60	418.917	423.885	5	21	1.24588742	13,544.795700	235	1.097582174	1,321.730610
09/05/2010	14,866.526310	10,871.60	418.917	423.885	5	21	1.24588742	13,544.795700	235	1.097582174	1,321.730610
10/05/2010	14,866.526310	10,871.60	418.917	423.885	5	21	1.24588742	13,544.795700	235	1.097582174	1,321.730610
11/05/2010	14,880.769506	10,871.60	418.917	423.885	6	21	1.24658706	13,552.401900	236	1.098017135	1,328.367606
12/05/2010	14,895.026265	10,871.60	418.917	423.885	7	21	1.24728709	13,560.012300	237	1.098452268	1,335.013965
13/05/2010	14,909.296828	10,871.60	418.917	423.885	8	21	1.24798752	13,567.627100	238	1.098887574	1,341.669728
14/05/2010	14,923.580987	10,871.60	418.917	423.885	9	21	1.24868834	13,575.246100	239	1.099323053	1,348.334887
15/05/2010	14,937.878724	10,871.60	418.917	423.885	10	21	1.24938954	13,582.869300	240	1.099758703	1,355.009424
16/05/2010	14,937.878724	10,871.60	418.917	423.885	10	21	1.24938954	13,582.869300	240	1.099758703	1,355.009424
17/05/2010	14,937.878724	10,871.60	418.917	423.885	10	21	1.24938954	13,582.869300	240	1.099758703	1,355.009424
18/05/2010	14,952.190308	10,871.60	418.917	423.885	11	21	1.25009115	13,590.496900	241	1.100194527	1,361.693408
19/05/2010	14,966.515502	10,871.60	418.917	423.885	12	21	1.25079314	13,598.128700	242	1.100630523	1,368.386802
20/05/2010	14,980.854440	10,871.60	418.917	423.885	13	21	1.25149553	13,605.764800	243	1.101066692	1,375.089640
21/05/2010	14,995.207130	10,871.60	418.917	423.885	14	21	1.25219831	13,613.405200	244	1.101503034	1,381.801930
22/05/2010	15,009.573583	10,871.60	418.917	423.885	15	21	1.25290149	13,621.049900	245	1.101939549	1,388.523683
23/05/2010	15,009.573583	10,871.60	418.917	423.885	15	21	1.25290149	13,621.049900	245	1.101939549	1,388.523683
24/05/2010	15,009.573583	10,871.60	418.917	423.885	15	21	1.25290149	13,621.049900	245	1.101939549	1,388.523683
25/05/2010	15,023.953808	10,871.60	418.917	423.885	16	21	1.25360507	13,628.698900	246	1.102376237	1,395.254908
26/05/2010	15,038.347815	10,871.60	418.917	423.885	17	21	1.25430904	13,636.352200	247	1.102813098	1,401.995615
27/05/2010	15,052.755612	10,871.60	418.917	423.885	18	21	1.25501341	13,644.009800	248	1.103250132	1,408.745812
28/05/2010	15,067.177211	10,871.60	418.917	423.885	19	21	1.25571817	13,651.671700	249	1.103687339	1,415.505511
29/05/2010	15,081.612620	10,871.60	418.917	423.885	20	21	1.25642333	13,659.337900	250	1.104124719	1,422.274720
30/05/2010	15,081.612620	10,871.60	418.917	423.885	20	21	1.25642333	13,659.337900	250	1.104124719	1,422.274720
31/05/2010	15,081.612620	10,871.60	418.917	423.885	20	21	1.25642333	13,659.337900	250	1.104124719	1,422.274720
01/06/2010	15,096.061863	10,871.60	418.917	423.885	21	21	1.25712888	13,667.008400	251	1.104562273	1,429.053463
02/06/2010	13,677.937782	10,871.60	423.885	427.489	1	21	1.25763581	13,672.519500	1	1.000396290	5.418282
03/06/2010	13,688.875882	10,871.60	423.885	427.489	2	21	1.25814294	13,678.032800	2	1.000792737	10.843082
04/06/2010	13,688.875882	10,871.60	423.885	427.489	2	21	1.25814294	13,678.032800	2	1.000792737	10.843082
05/06/2010	13,699.822818	10,871.60	423.885	427.489	3	21	1.25865028	13,683.548400	3	1.001189342	16.274418
06/06/2010	13,699.822818	10,871.60	423.885	427.489	3	21	1.25865028	13,683.548400	3	1.001189342	16.274418
07/06/2010	13,699.822818	10,871.60	423.885	427.489	3	21	1.25865028	13,683.548400	3	1.001189342	16.274418
08/06/2010	13,710.778368	10,871.60	423.885	427.489	4	21	1.25915781	13,689.066100	4	1.001586103	21.712268
09/06/2010	13,721.742765	10,871.60	423.885	427.489	5	21	1.25966556	13,694.586100	5	1.001983022	27.156665
10/06/2010	13,732.716000	10,871.60	423.885	427.489	6	21	1.26017351	13,700.108400	6	1.002380098	32.607600
11/06/2010	13,743.697878	10,871.60	423.885	427.489	7	21	1.26068166	13,705.632800	7	1.002777331	38.065078
12/06/2010	13,754.688619	10,871.60	423.885	427.489	8	21	1.26119002	13,711.159500	8	1.003174722	43.529119
13/06/2010	13,754.688619	10,871.60	423.885	427.489	8	21	1.26119002	13,711.159500	8	1.003174722	43.529119
14/06/2010	13,754.688619	10,871.60	423.885	427.489	8	21	1.26119002	13,711.159500	8	1.003174722	43.529119
15/06/2010	13,765.688114	10,871.60	423.885	427.489	9	21	1.26169859	13,716.688400	9	1.003572270	48.999714
16/06/2010	13,776.696382	10,871.60	423.885	427.489	10	21	1.26220735	13,722.219500	10	1.003969976	54.476882
17/06/2010	13,787.713514	10,871.60	423.885	427.489	11	21	1.26271633	13,727.752900	11	1.004367839	59.960614
18/06/2010	13,798.739444	10,871.60	423.885	427.489	12	21	1.26322551	13,733.288500	12	1.004765861	65.450944
19/06/2010	13,809.774134	10,871.60	423.885	427.489	13	21	1.26373489	13,738.826300	13	1.005164039	70.947834
20/06/2010	13,809.774134	10,871.60	423.885	427.489	13	21	1.26373489	13,738.826300	13	1.005164039	70.947834
21/06/2010	13,809.774134	10,871.60	423.885	427.489	13	21	1.26373489	13,738.826300	13	1.005164039	70.947834
22/06/2010	13,820.817733	10,871.60	423.885	427.489	14	21	1.26424448	13,744.366400	14	1.005562376	76.451333
23/06/2010	13,831.870118	10,871.60	423.885	427.489	15	21	1.26475428	13,749.908700	15	1.005960870	81.961418
24/06/2010	13,842.931321	10,871.60	423.885	427.489	16	21	1.26526428	13,755.453200	16	1.006359523	87.478121
25/06/2010	13,854.001420	10,871.60	423.885	427.489	17	21	1.26577449	13,761.000000	17	1.006758333	93.001420
26/06/2010	13,865.080348	10,871.60	423.885	427.489	18	21	1.26628490	13,766.549000	18	1.007157302	98.531348
27/06/2010	13,865.080348	10,871.60	423.885	427.489	18	21	1.26628490	13,766.549000	18	1.007157302	98.531348
28/06/2010	13,865.080348	10,871.60	423.885	427.489	18	21	1.26628490	13,766.549000	18	1.007157302	98.531348
29/06/2010	13,876.168184	10,871.60	423.885	427.489	19	21	1.26679552	13,772.100300	19	1.007556428	104.067884
30/06/2010	13,887.264859	10,871.60	423.885	427.489	20	21	1.26730635	13,777.653800	20	1.007955713	109.611059
01/07/2010	13,898.370365	10,871.60	423.885	427.489	21	21	1.26781738	13,783.209500	21	1.008355156	115.160865
02/07/2010	13,904.854624	10,871.60	427.489	428.150	1	22	1.26790642	13,784.177500	22	1.008754757	120.677124
03/07/2010	13,911.341935	10,871.60	427.489	428.150	2	22	1.26799547	13,785.145600	23	1.009154516	126.196335

								CMGD11	CMGD11	CMGD11
	CMGD11	CMGD11	CMGD11	CMGD11	CMGD11	CMGD11	CMGD11	VALOR	JUROS
CMGD11 DATE	UP CEMIG DISTR 1st ISSUE R$	NOMINAL VALUE (VNe) R$	IGP-M Index No. (NIn-1)	IGP-M Index No. (NIn)	IGP-M Business days (dcp)	IGP-M Calendar days (dct)	IGP-M Accumulated Factor (C)	NOMINAL UPDATED (VNa) R$	Bus. Days Last pmt (DP)	Accumulated Factor (FatorJuros) 252	CMGD11 JUROS R$
04/07/2010	13,911.341935	10,871.60	427.489	428.150	2	22	1.26799547	13,785.145600	23	1.009154516	126.196335
05/07/2010	13,911.341935	10,871.60	427.489	428.150	2	22	1.26799547	13,785.145600	23	1.009154516	126.196335
06/07/2010	13,917.832213	10,871.60	427.489	428.150	3	22	1.26808451	13,786.113700	24	1.009554434	131.718513
07/07/2010	13,924.325659	10,871.60	427.489	428.150	4	22	1.26817358	13,787.082000	25	1.009954511	137.243659
08/07/2010	13,930.821957	10,871.60	427.489	428.150	5	22	1.26826264	13,788.050200	26	1.010354746	142.771757
09/07/2010	13,937.321425	10,871.60	427.489	428.150	6	22	1.26835172	13,789.018600	27	1.010755140	148.302825
10/07/2010	13,943.823847	10,871.60	427.489	428.150	7	22	1.26844079	13,789.987000	28	1.011155692	153.836847
11/07/2010	13,943.823847	10,871.60	427.489	428.150	7	22	1.26844079	13,789.987000	28	1.011155692	153.836847
12/07/2010	13,943.823847	10,871.60	427.489	428.150	7	22	1.26844079	13,789.987000	28	1.011155692	153.836847
13/07/2010	13,950.329339	10,871.60	427.489	428.150	8	22	1.26852988	13,790.955500	29	1.011556403	159.373839
14/07/2010	13,956.837901	10,871.60	427.489	428.150	9	22	1.26861897	13,791.924100	30	1.011957273	164.913801
15/07/2010	13,963.349419	10,871.60	427.489	428.150	10	22	1.26870807	13,792.892700	31	1.012358301	170.456719
16/07/2010	13,969.864022	10,871.60	427.489	428.150	11	22	1.26879717	13,793.861400	32	1.012759489	176.002622
17/07/2010	13,976.381697	10,871.60	427.489	428.150	12	22	1.26888628	13,794.830200	33	1.013160836	181.551497
18/07/2010	13,976.381697	10,871.60	427.489	428.150	12	22	1.26888628	13,794.830200	33	1.013160836	181.551497
19/07/2010	13,976.381697	10,871.60	427.489	428.150	12	22	1.26888628	13,794.830200	33	1.013160836	181.551497
20/07/2010	13,982.902330	10,871.60	427.489	428.150	13	22	1.26897540	13,795.799000	34	1.013562341	187.103330
21/07/2010	13,989.426049	10,871.60	427.489	428.150	14	22	1.26906452	13,796.767900	35	1.013964006	192.658149
22/07/2010	13,995.952842	10,871.60	427.489	428.150	15	22	1.26915365	13,797.736900	36	1.014365830	198.215942
23/07/2010	14,002.482608	10,871.60	427.489	428.150	16	22	1.26924278	13,798.705900	37	1.014767813	203.776708
24/07/2010	14,009.015462	10,871.60	427.489	428.150	17	22	1.26933192	13,799.675000	38	1.015169956	209.340462
25/07/2010	14,009.015462	10,871.60	427.489	428.150	17	22	1.26933192	13,799.675000	38	1.015169956	209.340462
26/07/2010	14,009.015462	10,871.60	427.489	428.150	17	22	1.26933192	13,799.675000	38	1.015169956	209.340462
27/07/2010	14,015.551392	10,871.60	427.489	428.150	18	22	1.26942107	13,800.644200	39	1.015572258	214.907192
28/07/2010	14,022.090397	10,871.60	427.489	428.150	19	22	1.26951023	13,801.613500	40	1.015974719	220.476897
29/07/2010	14,028.632391	10,871.60	427.489	428.150	20	22	1.26959939	13,802.582800	41	1.016377340	226.049591
30/07/2010	14,035.177462	10,871.60	427.489	428.150	21	22	1.26968856	13,803.552200	42	1.016780120	231.625262
31/07/2010	14,041.725522	10,871.60	427.489	428.150	22	22	1.26977772	13,804.521600	43	1.017183060	237.203922
01/08/2010	14,041.725522	10,871.60	427.489	428.150	22	22	1.26977772	13,804.521600	43	1.017183060	237.203922
02/08/2010	14,041.725522	10,871.60	427.489	428.150	22	22	1.26977772	13,804.521600	43	1.017183060	237.203922
03/08/2010	14,052.186139	10,871.60	428.150	431.445	1	22	1.27022029	13,809.333000	44	1.017586160	242.853139
04/08/2010	14,062.654460	10,871.60	428.150	431.445	2	22	1.27066300	13,814.146000	45	1.017989419	248.508460
05/08/2010	14,073.130605	10,871.60	428.150	431.445	3	22	1.27110587	13,818.960700	46	1.018392838	254.169905
06/08/2010	14,083.614578	10,871.60	428.150	431.445	4	22	1.27154890	13,823.777100	47	1.018796417	259.837478
07/08/2010	14,094.106385	10,871.60	428.150	431.445	5	22	1.27199208	13,828.595200	48	1.019200156	265.511185
08/08/2010	14,094.106385	10,871.60	428.150	431.445	5	22	1.27199208	13,828.595200	48	1.019200156	265.511185
09/08/2010	14,094.106385	10,871.60	428.150	431.445	5	22	1.27199208	13,828.595200	48	1.019200156	265.511185
10/08/2010	14,104.605926	10,871.60	428.150	431.445	6	22	1.27243541	13,833.414900	49	1.019604055	271.191026
11/08/2010	14,115.113411	10,871.60	428.150	431.445	7	22	1.27287890	13,838.236400	50	1.020008114	276.877011
12/08/2010	14,125.628640	10,871.60	428.150	431.445	8	22	1.27332255	13,843.059500	51	1.020412333	282.569140
13/08/2010	14,136.151733	10,871.60	428.150	431.445	9	22	1.27376634	13,847.884300	52	1.020816713	288.267433
14/08/2010	14,146.682666	10,871.60	428.150	431.445	10	22	1.27421030	13,852.710800	53	1.021221252	293.971866
15/08/2010	14,146.682666	10,871.60	428.150	431.445	10	22	1.27421030	13,852.710800	53	1.021221252	293.971866
16/08/2010	14,146.682666	10,871.60	428.150	431.445	10	22	1.27421030	13,852.710800	53	1.021221252	293.971866
17/08/2010	14,157.221371	10,871.60	428.150	431.445	11	22	1.27465440	13,857.538900	54	1.021625952	299.682471
18/08/2010	14,167.768054	10,871.60	428.150	431.445	12	22	1.27509867	13,862.368800	55	1.022030813	305.399254
19/08/2010	14,178.322490	10,871.60	428.150	431.445	13	22	1.27554308	13,867.200300	56	1.022435833	311.122190
20/08/2010	14,188.884825	10,871.60	428.150	431.445	14	22	1.27598765	13,872.033500	57	1.022841015	316.851325
21/08/2010	14,199.455022	10,871.60	428.150	431.445	15	22	1.27643238	13,876.868400	58	1.023246356	322.586622
22/08/2010	14,199.455022	10,871.60	428.150	431.445	15	22	1.27643238	13,876.868400	58	1.023246356	322.586622
23/08/2010	14,199.455022	10,871.60	428.150	431.445	15	22	1.27643238	13,876.868400	58	1.023246356	322.586622
24/08/2010	14,210.033129	10,871.60	428.150	431.445	16	22	1.27687726	13,881.705000	59	1.023651859	328.328129
25/08/2010	14,220.619018	10,871.60	428.150	431.445	17	22	1.27732230	13,886.543200	60	1.024057522	334.075818
26/08/2010	14,231.212913	10,871.60	428.150	431.445	18	22	1.27776749	13,891.383200	61	1.024463346	339.829713
27/08/2010	14,241.814614	10,871.60	428.150	431.445	19	22	1.27821284	13,896.224800	62	1.024869331	345.589814
28/08/2010	14,252.424213	10,871.60	428.150	431.445	20	22	1.27865834	13,901.068100	63	1.025275476	351.356113
29/08/2010	14,252.424213	10,871.60	428.150	431.445	20	22	1.27865834	13,901.068100	63	1.025275476	351.356113
30/08/2010	14,252.424213	10,871.60	428.150	431.445	20	22	1.27865834	13,901.068100	63	1.025275476	351.356113
31/08/2010	14,263.041742	10,871.60	428.150	431.445	21	22	1.27910399	13,905.913100	64	1.025681783	357.128642
01/09/2010	14,273.667179	10,871.60	428.150	431.445	22	22	1.27954980	13,910.759800	65	1.026088250	362.907379
02/09/2010	14,287.126393	10,871.60	431.445	436.423	1	21	1.28024899	13,918.361100	66	1.026494879	368.765293
03/09/2010	14,300.598241	10,871.60	431.445	436.423	2	21	1.28094856	13,925.966500	67	1.026901669	374.631741
04/09/2010	14,314.082834	10,871.60	431.445	436.423	3	21	1.28164851	13,933.576100	68	1.027308620	380.506734
05/09/2010	14,314.082834	10,871.60	431.445	436.423	3	21	1.28164851	13,933.576100	68	1.027308620	380.506734
06/09/2010	14,314.082834	10,871.60	431.445	436.423	3	21	1.28164851	13,933.576100	68	1.027308620	380.506734
07/09/2010	14,327.580080	10,871.60	431.445	436.423	4	21	1.28234884	13,941.189800	69	1.027715732	386.390280
08/09/2010	14,327.580080	10,871.60	431.445	436.423	4	21	1.28234884	13,941.189800	69	1.027715732	386.390280
09/09/2010	14,341.090102	10,871.60	431.445	436.423	5	21	1.28304955	13,948.807700	70	1.028123006	392.282402
10/09/2010	14,354.612896	10,871.60	431.445	436.423	6	21	1.28375066	13,956.429800	71	1.028530441	398.183096
11/09/2010	14,368.148369	10,871.60	431.445	436.423	7	21	1.28445214	13,964.056000	72	1.028938037	404.092369
12/09/2010	14,368.148369	10,871.60	431.445	436.423	7	21	1.28445214	13,964.056000	72	1.028938037	404.092369
13/09/2010	14,368.148369	10,871.60	431.445	436.423	7	21	1.28445214	13,964.056000	72	1.028938037	404.092369
14/09/2010	14,381.696644	10,871.60	431.445	436.423	8	21	1.28515400	13,971.686400	73	1.029345795	410.010244
15/09/2010	14,395.257732	10,871.60	431.445	436.423	9	21	1.28585625	13,979.321000	74	1.029753715	415.936732
16/09/2010	14,408.831525	10,871.60	431.445	436.423	10	21	1.28655888	13,986.959700	75	1.030161796	421.871825
17/09/2010	14,422.418147	10,871.60	431.445	436.423	11	21	1.28726190	13,994.602600	76	1.030570039	427.815547
18/09/2010	14,436.017608	10,871.60	431.445	436.423	12	21	1.28796530	14,002.249700	77	1.030978444	433.767908
19/09/2010	14,436.017608	10,871.60	431.445	436.423	12	21	1.28796530	14,002.249700	77	1.030978444	433.767908
20/09/2010	14,436.017608	10,871.60	431.445	436.423	12	21	1.28796530	14,002.249700	77	1.030978444	433.767908
21/09/2010	14,449.629902	10,871.60	431.445	436.423	13	21	1.28866908	14,009.901000	78	1.031387010	439.728902
22/09/2010	14,463.254964	10,871.60	431.445	436.423	14	21	1.28937325	14,017.556400	79	1.031795739	445.698564
23/09/2010	14,476.892877	10,871.60	431.445	436.423	15	21	1.29007780	14,025.216000	80	1.032204629	451.676877
24/09/2010	14,490.543782	10,871.60	431.445	436.423	16	21	1.29078275	14,032.879900	81	1.032613682	457.663882
25/09/2010	14,504.207467	10,871.60	431.445	436.423	17	21	1.29148807	14,040.547900	82	1.033022897	463.659567
26/09/2010	14,504.207467	10,871.60	431.445	436.423	17	21	1.29148807	14,040.547900	82	1.033022897	463.659567
27/09/2010	14,504.207467	10,871.60	431.445	436.423	17	21	1.29148807	14,040.547900	82	1.033022897	463.659567
28/09/2010	14,517.883926	10,871.60	431.445	436.423	18	21	1.29219377	14,048.220000	83	1.033432273	469.663926
29/09/2010	14,531.573403	10,871.60	431.445	436.423	19	21	1.29289987	14,055.896400	84	1.033841812	475.677003
30/09/2010	14,545.275804	10,871.60	431.445	436.423	20	21	1.29360635	14,063.577000	85	1.034251514	481.698804
01/10/2010	14,558.991110	10,871.60	431.445	436.423	21	21	1.29431322	14,071.261800	86	1.034661377	487.729310
02/10/2010	14,572.077730	10,871.60	436.423	440.829	1	20	1.29496345	14,078.330900	87	1.035071404	493.746830
03/10/2010	14,572.077730	10,871.60	436.423	440.829	1	20	1.29496345	14,078.330900	87	1.035071404	493.746830
04/10/2010	14,572.077730	10,871.60	436.423	440.829	1	20	1.29496345	14,078.330900	87	1.035071404	493.746830
05/10/2010	14,585.176143	10,871.60	436.423	440.829	2	20	1.29561402	14,085.403600	88	1.035481592	499.772543
06/10/2010	14,598.286281	10,871.60	436.423	440.829	3	20	1.29626491	14,092.479800	89	1.035891943	505.806481
07/10/2010	14,611.408256	10,871.60	436.423	440.829	4	20	1.29691613	14,099.559600	90	1.036302457	511.848656
08/10/2010	14,624.542074	10,871.60	436.423	440.829	5	20	1.29756768	14,106.643000	91	1.036713134	517.899074
09/10/2010	14,637.687627	10,871.60	436.423	440.829	6	20	1.29821955	14,113.729900	92	1.037123973	523.957727
10/10/2010	14,637.687627	10,871.60	436.423	440.829	6	20	1.29821955	14,113.729900	92	1.037123973	523.957727

								CMGD11	CMGD11	CMGD11
	CMGD11	CMGD11	CMGD11	CMGD11	CMGD11	CMGD11	CMGD11	VALOR	JUROS
CMGD11 DATE	UP CEMIG DISTR 1st ISSUE R$	NOMINAL VALUE (VNe) R$	IGP-M Index No. (NIn-1)	IGP-M Index No. (NIn)	IGP-M Business days (dcp)	IGP-M Calendar days (dct)	IGP-M Accumulated Factor (C)	NOMINAL UPDATED (VNa) R$	Bus. Days Last pmt (DP)	Accumulated Factor (FatorJuros) 252	CMGD11 JUROS R$
11/10/2010	14,637.687627	10,871.60	436.423	440.829	6	20	1.29821955	14,113.729900	92	1.037123973	523.957727
12/10/2010	14,650.844936	10,871.60	436.423	440.829	7	20	1.29887175	14,120.820300	93	1.037534975	530.024636
13/10/2010	14,650.844936	10,871.60	436.423	440.829	7	20	1.29887175	14,120.820300	93	1.037534975	530.024636
14/10/2010	14,664.014217	10,871.60	436.423	440.829	8	20	1.29952428	14,127.914400	94	1.037946140	536.099817
15/10/2010	14,677.195152	10,871.60	436.423	440.829	9	20	1.30017713	14,135.011900	95	1.038357467	542.183252
16/10/2010	14,690.388088	10,871.60	436.423	440.829	10	20	1.30083032	14,142.113100	96	1.038768958	548.274988
17/10/2010	14,690.388088	10,871.60	436.423	440.829	10	20	1.30083032	14,142.113100	96	1.038768958	548.274988
18/10/2010	14,690.388088	10,871.60	436.423	440.829	10	20	1.30083032	14,142.113100	96	1.038768958	548.274988
19/10/2010	14,703.592812	10,871.60	436.423	440.829	11	20	1.30148383	14,149.217800	97	1.039180612	554.375012
20/10/2010	14,716.809436	10,871.60	436.423	440.829	12	20	1.30213767	14,156.326100	98	1.039592429	560.483336
21/10/2010	14,730.037966	10,871.60	436.423	440.829	13	20	1.30279184	14,163.438000	99	1.040004409	566.599966
22/10/2010	14,743.278322	10,871.60	436.423	440.829	14	20	1.30344633	14,170.553400	100	1.040416553	572.724922
23/10/2010	14,756.530601	10,871.60	436.423	440.829	15	20	1.30410116	14,177.672400	101	1.040828860	578.858201
24/10/2010	14,756.530601	10,871.60	436.423	440.829	15	20	1.30410116	14,177.672400	101	1.040828860	578.858201
25/10/2010	14,756.530601	10,871.60	436.423	440.829	15	20	1.30410116	14,177.672400	101	1.040828860	578.858201
26/10/2010	14,769.794811	10,871.60	436.423	440.829	16	20	1.30475631	14,184.795000	102	1.041241330	584.999811
27/10/2010	14,783.070974	10,871.60	436.423	440.829	17	20	1.30541180	14,191.921200	103	1.041653964	591.149774
28/10/2010	14,796.358980	10,871.60	436.423	440.829	18	20	1.30606761	14,199.050900	104	1.042066761	597.308080
29/10/2010	14,809.658955	10,871.60	436.423	440.829	19	20	1.30672375	14,206.184200	105	1.042479722	603.474755
30/10/2010	14,822.970997	10,871.60	436.423	440.829	20	20	1.30738023	14,213.321200	106	1.042892846	609.649797
31/10/2010	14,822.970997	10,871.60	436.423	440.829	20	20	1.30738023	14,213.321200	106	1.042892846	609.649797
01/11/2010	14,822.970997	10,871.60	436.423	440.829	20	20	1.30738023	14,213.321200	106	1.042892846	609.649797
02/11/2010	14,839.497765	10,871.60	440.829	447.206	1	20	1.30831941	14,223.531600	107	1.043306134	615.966165
03/11/2010	14,839.497765	10,871.60	440.829	447.206	1	20	1.30831941	14,223.531600	107	1.043306134	615.966165
04/11/2010	14,856.043030	10,871.60	440.829	447.206	2	20	1.30925927	14,233.749400	108	1.043719586	622.293630
05/11/2010	14,872.606808	10,871.60	440.829	447.206	3	20	1.31019982	14,243.974600	109	1.044133202	628.632208
06/11/2010	14,889.188902	10,871.60	440.829	447.206	4	20	1.31114102	14,254.207000	110	1.044546982	634.981902
07/11/2010	14,889.188902	10,871.60	440.829	447.206	4	20	1.31114102	14,254.207000	110	1.044546982	634.981902
08/11/2010	14,889.188902	10,871.60	440.829	447.206	4	20	1.31114102	14,254.207000	110	1.044546982	634.981902
09/11/2010	14,905.789627	10,871.60	440.829	447.206	5	20	1.31208291	14,264.446900	111	1.044960925	641.342727
10/11/2010	14,922.408815	10,871.60	440.829	447.206	6	20	1.31302548	14,274.694100	112	1.045375033	647.714715
11/11/2010	14,939.046468	10,871.60	440.829	447.206	7	20	1.31396872	14,284.948600	113	1.045789305	654.097868
12/11/2010	14,955.702703	10,871.60	440.829	447.206	8	20	1.31491263	14,295.210500	114	1.046203741	660.492203
13/11/2010	14,972.377535	10,871.60	440.829	447.206	9	20	1.31585723	14,305.479800	115	1.046618341	666.897735
14/11/2010	14,972.377535	10,871.60	440.829	447.206	9	20	1.31585723	14,305.479800	115	1.046618341	666.897735
15/11/2010	14,972.377535	10,871.60	440.829	447.206	9	20	1.31585723	14,305.479800	115	1.046618341	666.897735
16/11/2010	14,972.377535	10,871.60	440.829	447.206	9	20	1.31585723	14,305.479800	115	1.046618341	666.897735
17/11/2010	14,989.070992	10,871.60	440.829	447.206	10	20	1.31680251	14,315.756500	116	1.047033106	673.314492
18/11/2010	15,005.782971	10,871.60	440.829	447.206	11	20	1.31774846	14,326.040500	117	1.047448035	679.742471
19/11/2010	15,022.513588	10,871.60	440.829	447.206	12	20	1.31869509	14,336.331900	118	1.047863128	686.181688
20/11/2010	15,039.262979	10,871.60	440.829	447.206	13	20	1.31964241	14,346.630800	119	1.048278386	692.632179
21/11/2010	15,039.262979	10,871.60	440.829	447.206	13	20	1.31964241	14,346.630800	119	1.048278386	692.632179
22/11/2010	15,039.262979	10,871.60	440.829	447.206	13	20	1.31964241	14,346.630800	119	1.048278386	692.632179
23/11/2010	15,056.030933	10,871.60	440.829	447.206	14	20	1.32059041	14,356.937000	120	1.048693808	699.093933
24/11/2010	15,072.817584	10,871.60	440.829	447.206	15	20	1.32153908	14,367.250600	121	1.049109395	705.566984
25/11/2010	15,089.623051	10,871.60	440.829	447.206	16	20	1.32248844	14,377.571700	122	1.049525147	712.051351
26/11/2010	15,106.447125	10,871.60	440.829	447.206	17	20	1.32343848	14,387.900100	123	1.049941063	718.547025
27/11/2010	15,123.290057	10,871.60	440.829	447.206	18	20	1.32438920	14,398.236000	124	1.050357145	725.054057
28/11/2010	15,123.290057	10,871.60	440.829	447.206	18	20	1.32438920	14,398.236000	124	1.050357145	725.054057
29/11/2010	15,123.290057	10,871.60	440.829	447.206	18	20	1.32438920	14,398.236000	124	1.050357145	725.054057
30/11/2010	15,140.151730	10,871.60	440.829	447.206	19	20	1.32534061	14,408.579300	125	1.050773391	731.572430
01/12/2010	15,157.032171	10,871.60	440.829	447.206	20	20	1.32629269	14,418.930000	126	1.051189802	738.102171
02/12/2010	15,167.586318	10,871.60	447.206	450.301	1	23	1.32669046	14,423.254400	127	1.051606378	744.331918
03/12/2010	15,178.147816	10,871.60	447.206	450.301	2	23	1.32708835	14,427.580100	128	1.052023119	750.567716
04/12/2010	15,188.716683	10,871.60	447.206	450.301	3	23	1.32748636	14,431.907100	129	1.052440026	756.809583
05/12/2010	15,188.716683	10,871.60	447.206	450.301	3	23	1.32748636	14,431.907100	129	1.052440026	756.809583
06/12/2010	15,188.716683	10,871.60	447.206	450.301	3	23	1.32748636	14,431.907100	129	1.052440026	756.809583
07/12/2010	15,199.292909	10,871.60	447.206	450.301	4	23	1.32788449	14,436.235400	130	1.052857098	763.057509
08/12/2010	15,209.876377	10,871.60	447.206	450.301	5	23	1.32828273	14,440.564900	131	1.053274334	769.311477
09/12/2010	15,220.467346	10,871.60	447.206	450.301	6	23	1.32868110	14,444.895800	132	1.053691737	775.571546
10/12/2010	15,231.065670	10,871.60	447.206	450.301	7	23	1.32907959	14,449.228000	133	1.054109304	781.837670
11/12/2010	15,241.671382	10,871.60	447.206	450.301	8	23	1.32947819	14,453.561500	134	1.054527037	788.109882
12/12/2010	15,241.671382	10,871.60	447.206	450.301	8	23	1.32947819	14,453.561500	134	1.054527037	788.109882
13/12/2010	15,241.671382	10,871.60	447.206	450.301	8	23	1.32947819	14,453.561500	134	1.054527037	788.109882
14/12/2010	15,252.284486	10,871.60	447.206	450.301	9	23	1.32987692	14,457.896300	135	1.054944936	794.388186
15/12/2010	15,262.904866	10,871.60	447.206	450.301	10	23	1.33027576	14,462.232300	136	1.055363000	800.672566
16/12/2010	15,273.532751	10,871.60	447.206	450.301	11	23	1.33067472	14,466.569700	137	1.055781230	806.963051
17/12/2010	15,284.168039	10,871.60	447.206	450.301	12	23	1.33107381	14,470.908400	138	1.056199626	813.259639
18/12/2010	15,294.810735	10,871.60	447.206	450.301	13	23	1.33147301	14,475.248400	139	1.056618188	819.562335
19/12/2010	15,294.810735	10,871.60	447.206	450.301	13	23	1.33147301	14,475.248400	139	1.056618188	819.562335
20/12/2010	15,294.810735	10,871.60	447.206	450.301	13	23	1.33147301	14,475.248400	139	1.056618188	819.562335
21/12/2010	15,305.460721	10,871.60	447.206	450.301	14	23	1.33187233	14,479.589600	140	1.057036915	825.871121
22/12/2010	15,316.118227	10,871.60	447.206	450.301	15	23	1.33227177	14,483.932200	141	1.057455808	832.186027
23/12/2010	15,326.783166	10,871.60	447.206	450.301	16	23	1.33267134	14,488.276100	142	1.057874868	838.507066
24/12/2010	15,337.455513	10,871.60	447.206	450.301	17	23	1.33307102	14,492.621300	143	1.058294093	844.834213
25/12/2010	15,348.135286	10,871.60	447.206	450.301	18	23	1.33347082	14,496.967800	144	1.058713484	851.167486
26/12/2010	15,348.135286	10,871.60	447.206	450.301	18	23	1.33347082	14,496.967800	144	1.058713484	851.167486
27/12/2010	15,348.135286	10,871.60	447.206	450.301	18	23	1.33347082	14,496.967800	144	1.058713484	851.167486
28/12/2010	15,358.822504	10,871.60	447.206	450.301	19	23	1.33387075	14,501.315600	145	1.059133042	857.506904
29/12/2010	15,369.517155	10,871.60	447.206	450.301	20	23	1.33427079	14,505.664700	146	1.059552766	863.852455
30/12/2010	15,380.219258	10,871.60	447.206	450.301	21	23	1.33467095	14,510.015100	147	1.059972657	870.204158
31/12/2010	15,390.928788	10,871.60	447.206	450.301	22	23	1.33507123	14,514.366800	148	1.060392713	876.561988
01/01/2011	15,401.645777	10,871.60	447.206	450.301	23	23	1.33547163	14,518.719800	149	1.060812936	882.925977
02/01/2011	15,401.645777	10,871.60	447.206	450.301	23	23	1.33547163	14,518.719800	149	1.060812936	882.925977
03/01/2011	15,401.645777	10,871.60	447.206	450.301	23	23	1.33547163	14,518.719800	149	1.060812936	882.925977

Performance of the Issuer

(MESSAGE FROM MANAGEMENT - CVM-DFP 31/12/10)

For Cemig, 2010 was a year of consolidation of several important advances that it has achieved in recent years, mainly related to the quest for operational efficiency and improvement of the indicators of quality of the service we give to the population of our local market, the Brazilian State of Minas Gerais.

A highlight is our Capital Investment Program scheduled for the period relating to the Company’s second Tariff Review – the period from 2008 to 2013 – involving an amount of more than R$ 3.2 billion, to be spent on expanding, and especially updating, refurbishing and perfecting our distribution networks.

As well as that amount, we continue to invest in the Light for Everyone Program. The next phases of the Program, for conclusion in 2011, will connect approximately 100,000 new consumers – which, when added to the consumers already connected under the program brings the number of new consumers served to 300,000. That means an estimated 1 million people in Minas Gerais State.

Adding together the investment in the Light for Everyone Program and the Company’s other projects gives a total capital expenditure in 2010 of R$ 448 million.

These investments we are making have already been reflected in Cemig D’s quality and service indicators in 2010. We have succeeded in reducing the average duration of outages by 7.2%, and the average number of outages by more than 20% – which again means provision of better service for the people of Minas Gerais.

Our net profit in 2010 was R$ 441mn. Adjustment for non-recurring items gives R$ 568mn – 35.31% less than the profit for 2009 when adjusted for non-recurring items. It is important to point out that these results reflect the new accounting rules, in which all the Company’s regulatory assets and liabilities are written off. Ebitda adjusted for non-recurring items was R$ 1.370 billion, 23.51% lower than in 2009.

Operational efficiency is an unceasing quest for Cemig D. We have the challenge of reducing our costs in an environment of heated demand, with pressure on costs of services and contracted labor. We have implemented voluntary retirement plans in the last two years, which have enabled us to reduce personnel expenses. We now have the challenge of consolidating these gains through financial discipline, and we believe that in 2011 we can achieve better results than those of 2010.

We expect the Brazilian economy to continue to grow in 2011, with the continuing volume of investments in infrastructure – for which availability of electricity is a vital enabling factor. We believe Cemig has a significant role to play in this process, as an energy company that serves millions of residential consumers and a considerable part of the companies of the State of Minas Gerais.

We thank all our employees for their commitment and competence, and, especially, our controlling stockholder, the State of Minas Gerais; and their joint strength and effort, which continue to make Cemig the producer of “Brazil’s best energy”.

The full Report of Management can be accessed and printed from this link:

http://www.pavarini.com.br/CEMIGDRA2010.pdf

Financial Statements

(Source: CVM-DFP 31/12/10)

Holding	CEMIG DISTRIBUIÇÃO S.A. R$ ‘000
company	ASSETS	31/12/2010	AV	31/12/2009	AV	31/12/2008	AV
1	TOTAL ASSETS	9,599,562	100.00%	8,655,254	100.00%	8,380,496	100.00%
1,01	Current assets	3,117,861	32.48%	2,789,985	32.23%	2,835,096	33.83%
1.01.01	Cash and cash equivalents	503,409	5.24%	246,201	2.84%	442,421	5.28%
1.01.02	Cash investments	0	0.00%	0	0.00%	0	0.00%
1.01.02.01	Cash Investments Valued at Fair Value	0	0.00%	0	0.00%	0	0.00%
1.01.02.01.01	Securities held for trading	0	0.00%	0	0.00%	0	0.00%
1.01.02.01.02	Securities available for sale	0	0.00%	0	0.00%	0	0.00%
1.01.02.02	Cash investments valued at Amortized Cost	0	0.00%	0	0.00%	0	0.00%
1.01.02.02.01	Securities held to maturity	0	0.00%	0	0.00%	0	0.00%
1.01.03	Accounts receivable	1,770,557	18.44%	1,794,500	20.73%	1,707,027	20.37%
1.01.03.01	Clients	1,770,557	18.44%	1,794,500	20.73%	1,707,027	20.37%
1.01.03.01.01	Consumers and Traders	1,496,609	15.59%	1,504,191	17.38%	1,348,174	16.09%
1.01.03.01.02	Concession holders – transport of energy	273,948	2.85%	290,309	3.35%	358,853	4.28%
1.01.03.02	Other accounts receivable	0	0.00%	0	0.00%	0	0.00%
1.01.04	Inventories	21,318	0.22%	20,047	0.23%	23,410	0.28%
1.01.05	Biological assets	0	0.00%	0	0.00%	0	0.00%
1.01.06	Taxes recoverable	474,161	4.94%	529,055	6.11%	342,830	4.09%
1.01.06.01	Current taxes recoverable	474,161	4.94%	529,055	6.11%	342,830	4.09%
1.01.07	Anticipated expenses	0	0.00%	0	0.00%	0	0.00%
1.01.08	Other current assets	348,416	3.63%	200,182	2.31%	319,408	3.81%
1.01.08.01	Non-current assets for sale	0	0.00%	0	0.00%	0	0.00%
1.01.08.02	Assets of discontinued operations	0	0.00%	0	0.00%	0	0.00%
1.01.08.03	Others	348,416	3.63%	200,182	2.31%	319,408	3.81%
1.01.08.03.01	Linked Funds	14,048	0.15%	2,607	0.03%	97,697	1.17%
1.01.08.03.02	Others	334,368	3.48%	197,575	2.28%	221,711	2.65%
1,02	Non-current assets	6,481,701	67.52%	5,865,269	67.77%	5,545,400	66.17%
1.02.01	Long term assets	3,823,770	39.83%	3,277,415	37.87%	2,687,843	32.07%
1.02.01.01	Cash Investments Valued at Fair Value	0	0.00%	0	0.00%	0	0.00%
1.02.01.01.01	Securities held for trading	0	0.00%	0	0.00%	0	0.00%
1.02.01.01.02	Securities available for sale	0	0.00%	0	0.00%	0	0.00%
1.02.01.02	Cash investments valued at Amortized Cost	0	0.00%	0	0.00%	0	0.00%
1.02.01.02.01	Securities held to maturity	0	0.00%	0	0.00%	0	0.00%
1.02.01.03	Accounts receivable	18,491	0.19%	76,240	0.88%	17,380	0.21%
1.02.01.03.01	Clients	18,491	0.19%	76,240	0.88%	17,380	0.21%
1.02.01.03.02	Other accounts receivable	0	0.00%	0	0.00%	0	0.00%
1.02.01.04	Inventories	0	0.00%	0	0.00%	0	0.00%
1.02.01.05	Biological assets	0	0.00%	0	0.00%	0	0.00%
1.02.01.06	Deferred taxes	637,168	6.64%	594,489	6.87%	841,092	10.04%
1.02.01.06.01	Deferred income tax and Social Contribution tax	637,168	6.64%	594,489	6.87%	841,092	10.04%
1.02.01.07	Anticipated expenses	0	0.00%	0	0.00%	0	0.00%
1.02.01.08	Owed by related parties	14,656	0.15%	45,548	0.53%	23,860	0.28%
1.02.01.08.01	Credits from subsidiaries	0	0.00%	0	0.00%	0	0.00%
1.02.01.08.02	Credits from subsidiaries	0	0.00%	0	0.00%	0	0.00%
1.02.01.08.03	Credits from Controlling Stockholders	0	0.00%	0	0.00%	0	0.00%
1.02.01.08.04	Credits from other related parties	14,656	0.15%	45,548	0.53%	23,860	0.28%
1.02.01.09	Other non-current assets	3,153,455	32.85%	2,561,138	29.59%	1,805,511	21.54%
1.02.01.09.01	Non-current assets for sale	0	0.00%	0	0.00%	0	0.00%
1.02.01.09.02	Assets of discontinued operations	0	0.00%	0	0.00%	0	0.00%
1.02.01.09.03	Taxes offsetable	98,718	1.03%	82,772	0.96%	57,351	0.68%
1.02.01.09.04	Deposits linked to legal actions	641,897	6.69%	418,809	4.84%	212,832	2.54%
1.02.01.09.05	Indemnifiable assets — Concession	2,387,093	24.87%	2,030,284	23.46%	1,509,111	18.01%
1.02.01.09.06	Others	25,747	0.27%	29,273	0.34%	26,217	0.31%
1.02.02	Investments	5,717	0.06%	5,726	0.07%	5,554	0.07%
1.02.02.01	Stockholdings	5,717	0.06%	5,726	0.07%	5,554	0.07%
1.02.02.01.01	Holdings in affiliated companies	0	0.00%	0	0.00%	0	0.00%
1.02.02.01.02	Holdings in subsidiaries	0	0.00%	0	0.00%	0	0.00%
1.02.02.01.03	Holdings in jointly-controlled subsidiaries	0	0.00%	0	0.00%	0	0.00%
1.02.02.01.04	Other stockholdings	5,717	0.06%	5,726	0.07%	5,554	0.07%
1.02.02.02	Investment properties	0	0.00%	0	0.00%	0	0.00%
1.02.03	Fixed assets	0	0.00%	0	0.00%	0	0.00%
1.02.03.01	Fixed assets in operation	0	0.00%	0	0.00%	0	0.00%
1.02.03.02	Fixed assets leased	0	0.00%	0	0.00%	0	0.00%
1.02.03.03	Fixed assets in progress	0	0.00%	0	0.00%	0	0.00%
1.02.04	Intangible	2,652,214	27.63%	2,582,128	29.83%	2,852,003	34.03%
1.02.04.01	Intangible	2,652,214	27.63%	2,582,128	29.83%	2,852,003	34.03%
1.02.04.01.01	Concession contract	2,652,214	27.63%	2,582,128	29.83%	2,852,003	34.03%
1.02.05	Deferred	0	0.00%	0	0.00%	0	0.00%

Holding company	LIABILITIES	31/12/2010	AV	31/12/2009	AV	31/12/2008	AV
2	Total liabilities	9,599,562	100.00%	8,655,254	100.00%	8,380,496	100.00%
2,01	Current liabilities	2,404,528	25.05%	3,791,617	43.81%	2,897,904	34.58%
2.01.01	Labor and associated obligations	156,978	1.64%	246,672	2.85%	195,878	2.34%
2.01.01.01	Social Obligations	0	0.00%	0	0.00%	0	0.00%
2.01.01.02	Labor-law obligations	156,978	1.64%	246,672	2.85%	195,878	2.34%
2.01.02	Suppliers	770,139	8.02%	608,903	7.04%	608,261	7.26%
2.01.02.01	Brazilian suppliers	770,139	8.02%	608,903	7.04%	608,261	7.26%
2.01.02.02	Non-Brazilian suppliers	0	0.00%	0	0.00%	0	0.00%
2.01.03	Tax obligations	263,385	2.74%	286,393	3.31%	286,223	3.42%
2.01.03.01	Federal tax obligations	40,656	0.42%	44,623	0.52%	61,937	0.74%
2.01.03.01.01	Income tax and Social Contribution tax payable	0	0.00%	0	0.00%	0	0.00%
2.01.03.01.02	Cofins tax	16,602	0.17%	18,139	0.21%	33,298	0.40%
2.01.03.01.03	Pasep tax	3,599	0.04%	3,932	0.05%	7,223	0.09%
2.01.03.01.04	Social security system	16,177	0.17%	13,175	0.15%	11,980	0.14%
2.01.03.01.05	Others	4,278	0.04%	9,377	0.11%	9,436	0.11%
2.01.03.02	State tax obligations	217,203	2.26%	237,276	2.74%	221,127	2.64%
2.01.03.02.01	ICMS tax	217,203	2.26%	237,276	2.74%	221,127	2.64%
2.01.03.03	Municipal tax obligations	5,526	0.06%	4,494	0.05%	3,159	0.04%
2.01.03.03.01	ISS tax on services	5,526	0.06%	4,494	0.05%	3,159	0.04%
2.01.04	Loans and financings	410,743	4.28%	1,751,463	20.24%	315,517	3.76%

	CEMIG DISTRIBUIÇÃO S.A. R$ ‘000	31/12/2010	AV	31/12/2009	AV	31/12/2008	AV
2.01.04.01	Loans and financings	388,825	4.05%	986,818	11.40%	295,236	3.52%
2.01.04.01.01	Brazilian currency	357,616	3.73%	884,381	10.22%	232,490	2.77%
2.01.04.01.02	Foreign currency	31,209	0.33%	102,437	1.18%	62,746	0.75%
2.01.04.02	Debentures	21,918	0.23%	764,645	8.83%	20,281	0.24%
2.01.04.03	Financing by financial leasing	0	0.00%	0	0.00%	0	0.00%
2.01.05	Other obligations	803,283	8.37%	898,186	10.38%	1,492,025	17.80%
2.01.05.01	Liabilities owed to related parties	0	0.00%	0	0.00%	0	0.00%
2.01.05.01.01	Liabilities owed to affiliated companies	0	0.00%	0	0.00%	0	0.00%
2.01.05.01.02	Liabilities owed to subsidiaries	0	0.00%	0	0.00%	0	0.00%
2.01.05.01.03	Liabilities owed to Controlling Stockowners	0	0.00%	0	0.00%	0	0.00%
2.01.05.01.04	Liabilities owed to other related parties	0	0.00%	0	0.00%	0	0.00%
2.01.05.02	Others	803,283	8.37%	898,186	10.38%	1,492,025	17.80%
2.01.05.02.01	Dividends and Interest on Equity payable	50,842	0.53%	202,306	2.34%	682,227	8.14%
2.01.05.02.02	Minimum obligatory dividend payable	0	0.00%	0	0.00%	0	0.00%
2.01.05.02.03	Share-based payment obligations	0	0.00%	0	0.00%	0	0.00%
2.01.05.02.04	Regulatory charges	273,075	2.84%	238,952	2.76%	327,073	3.90%
2.01.05.02.05	Profit shares	81,641	0.85%	69,624	0.80%	85,274	1.02%
2.01.05.02.06	Post-employment obligations	53,579	0.56%	58,651	0.68%	53,092	0.63%
2.01.05.02.07	Provisions for losses on financial instruments	69,271	0.72%	78,305	0.90%	79,633	0.95%
2.01.05.02.08	Other	274,875	2.86%	250,348	2.89%	264,726	3.16%
2.01.06	Provisions	0	0.00%	0	0.00%	0	0.00%
2.01.06.01	Social-security, Employment-law and Civil tax provisions	0	0.00%	0	0.00%	0	0.00%
2.01.06.01.01	Tax provisions	0	0.00%	0	0.00%	0	0.00%
2.01.06.01.02	Social-security and Employment-Law provisions	0	0.00%	0	0.00%	0	0.00%
2.01.06.01.03	Provisions for benefits to employees	0	0.00%	0	0.00%	0	0.00%
2.01.06.01.04	Civil provisions	0	0.00%	0	0.00%	0	0.00%
2.01.06.02	Other provisions	0	0.00%	0	0.00%	0	0.00%
2.01.06.02.01	Provision for guarantees	0	0.00%	0	0.00%	0	0.00%
2.01.06.02.02	Provision for restructuring	0	0.00%	0	0.00%	0	0.00%
2.01.06.02.03	Provisions for environmental and de-activation liabilities	0	0.00%	0	0.00%	0	0.00%
2.01.07	Liabilities on non-current assets for sale and discontinued assets	0	0.00%	0	0.00%	0	0.00%
2.01.07.01	Liabilities on non-current assets for sale	0	0.00%	0	0.00%	0	0.00%
2.01.07.02	Liabilities on assets of discontinued operations	0	0.00%	0	0.00%	0	0.00%
2,02	Non-current liabilities	4,818,135	50.19%	2,769,032	31.99%	3,995,088	47.67%
2.02.01	Loans and financings	2,636,252	27.46%	864,956	9.99%	2,407,151	28.72%
2.02.01.01	Loans and financings	1,831,199	19.08%	864,956	9.99%	1,675,007	19.99%
2.02.01.01.01	Brazilian currency	1,739,959	18.13%	797,544	9.21%	1,458,249	17.40%
2.02.01.01.02	Foreign currency	91,240	0.95%	67,412	0.78%	216,758	2.59%
2.02.01.02	Debentures	805,053	8.39%	0	0.00%	732,144	8.74%
2.02.01.03	Financing by Financial leasing	0	0.00%	0	0.00%	0	0.00%
2.02.02	Other obligations	1,954,011	20.36%	1,695,545	19.59%	1,409,555	16.82%
2.02.02.01	Liabilities owed to related parties	0	0.00%	0	0.00%	0	0.00%
2.02.02.01.01	Debits owed to affiliated companies	0	0.00%	0	0.00%	0	0.00%
2.02.02.01.02	Liabilities owed to subsidiaries	0	0.00%	0	0.00%	0	0.00%
2.02.02.01.03	Liabilities owed to Controlling Stockowners	0	0.00%	0	0.00%	0	0.00%
2.02.02.01.04	Liabilities owed to other related parties	0	0.00%	0	0.00%	0	0.00%
2.02.02.02	Others	1,954,011	20.36%	1,695,545	19.59%	1,409,555	16.82%
2.02.02.02.01	Share-based payment obligations	0	0.00%	0	0.00%	0	0.00%
2.02.02.02.02	Advance against future capital increase	0	0.00%	0	0.00%	0	0.00%
2.02.02.02.03	Regulatory charges	109,066	1.14%	92,366	1.07%	15,495	0.18%
2.02.02.02.04	Cofins tax	417,772	4.35%	235,981	2.73%	78,053	0.93%
2.02.02.02.05	Pasep tax	90,701	0.94%	51,233	0.59%	16,946	0.20%
2.02.02.02.06	Post-employment obligations	1,316,001	13.71%	1,304,228	15.07%	1,293,794	15.44%
2.02.02.02.07	Other	20,471	0.21%	11,737	0.14%	5,267	0.06%
2.02.03	Deferred taxes	196,123	2.04%	134,680	1.56%	110,952	1.32%
2.02.03.01	Deferred income tax and Social Contribution tax	196,123	2.04%	134,680	1.56%	110,952	1.32%
2.02.03.01.01	Income tax	144,208	1.50%	99,030	1.14%	81,582	0.97%
2.02.03.01.02	Social Contribution tax	51,915	0.54%	35,650	0.41%	29,370	0.35%
2.02.04	Provisions	31,749	0.33%	73,851	0.85%	67,430	0.80%
2.02.04.01	Social-security, Employment-law and Civil tax provisions	31,749	0.33%	24,639	0.28%	23,716	0.28%
2.02.04.01.01	Tax provisions	0	0.00%	0	0.00%	0	0.00%
2.02.04.01.02	Social-security and Employment-Law provisions	11,995	0.12%	7,562	0.09%	6,195	0.07%
2.02.04.01.03	Provisions for benefits to employees	0	0.00%	0	0.00%	0	0.00%
2.02.04.01.04	Civil provisions	19,754	0.21%	17,077	0.20%	17,521	0.21%
2.02.04.02	Other provisions	0	0.00%	49,212	0.57%	43,714	0.52%
2.02.04.02.01	Provision for guarantees	0	0.00%	0	0.00%	0	0.00%
2.02.04.02.02	Provision for restructuring	0	0.00%	0	0.00%	0	0.00%
2.02.04.02.03	Provisions for environmental and de-activation liabilities	0	0.00%	0	0.00%	0	0.00%
2.02.04.02.04	Provisions for Aneel administrative proceedings	0	0.00%	49,212	0.57%	43,714	0.52%
2.02.05	Liabilities on non-current assets for sale and discontinued assets	0	0.00%	0	0.00%	0	0.00%
2.02.05.01	Liabilities on non-current assets for sale	0	0.00%	0	0.00%	0	0.00%
2.02.05.02	Liabilities on assets of discontinued operations	0	0.00%	0	0.00%	0	0.00%
2.02.06	Profits and revenues to be appropriated	0	0.00%	0	0.00%	0	0.00%
2.02.06.01	Profits to be appropriated	0	0.00%	0	0.00%	0	0.00%
2.02.06.02	Revenues to be appropriated	0	0.00%	0	0.00%	0	0.00%
2.02.06.03	Investment subsidies to be appropriated	0	0.00%	0	0.00%	0	0.00%
2,03	Stockholders’ equity	2,376,899	24.76%	2,094,605	24.20%	1,487,504	17.75%
2.03.01	Paid-up Registered Capital	2,261,998	23.56%	2,261,998	26.13%	2,261,998	26.99%
2.03.02	Capital reserves	0	0.00%	0	0.00%	0	0.00%
2.03.02.01	Goodwill on issuance of shares	0	0.00%	0	0.00%	0	0.00%
2.03.02.02	Special reserve of goodwill on Absorption	0	0.00%	0	0.00%	0	0.00%
2.03.02.03	Disposal of warrants	0	0.00%	0	0.00%	0	0.00%
2.03.02.04	Options granted	0	0.00%	0	0.00%	0	0.00%
2.03.02.05	Shares held in Treasury	0	0.00%	0	0.00%	0	0.00%
2.03.02.06	Advance against future capital increase	0	0.00%	0	0.00%	0	0.00%
2.03.03	Revaluation reserves	0	0.00%	0	0.00%	0	0.00%
2.03.04	Profit reserves	114,901	1.20%	383,126	4.43%	214,013	2.55%
2.03.04.01	Legal reserve	114,901	1.20%	178,924	2.07%	162,013	1.93%
2.03.04.02	Reserve under the Bylaws	0	0.00%	0	0.00%	0	0.00%
2.03.04.03	Reserve for contingencies	0	0.00%	0	0.00%	0	0.00%
2.03.04.04	Future Earnings Reserve	0	0.00%	0	0.00%	0	0.00%
2.03.04.05	Retained Earnings reserve	0	0.00%	204,202	2.36%	52,000	0.62%
2.03.04.06	Special reserve for dividends not distributed	0	0.00%	0	0.00%	0	0.00%
2.03.04.07	Tax Incentives reserve	0	0.00%	0	0.00%	0	0.00%
2.03.04.08	Additional dividend proposed	0	0.00%	0	0.00%	0	0.00%

	CEMIG DISTRIBUIÇÃO S.A. R$ ‘000	31/12/2010	AV	31/12/2009	AV	31/12/2008	AV
2.03.04.09	Shares held in Treasury	0	0.00%	0	0.00%	0	0.00%
2.03.05	Retained earnings (loss)	0	0.00%	-550,519	-6.36%	-988,507	-11.80%
2.03.06	Adjustments to Stockholders’ equity	0	0.00%	0	0.00%	0	0.00%
2.03.07	Accumulated Conversion Adjustment	0	0.00%	0	0.00%	0	0.00%
2.03.08	Other components of Comprehensive income	0	0.00%	0	0.00%	0	0.00%

Holding company	INCOME STATEMENTS	31/12/2010	AV	31/12/2009	AV	31/12/2008	AV
3,01	Net revenue from sales and/or services	6,927,122	100.00%	6,694,107	100.00%	0	0.00%
3,02	Cost of goods and /or services sold	-5,573,753	-80.46%	-4,842,127	-72.33%	0	0.00%
3.02.01	Electricity bought for resale	-2,925,045	-42.23%	-2,483,311	-37.10%	0	0.00%
3.02.02	Charges for the use of the basic transmission grid	-615,584	-8.89%	-552,649	-8.26%	0	0.00%
3.02.03	Personnel and managers	-645,716	-9.32%	-644,159	-9.62%	0	0.00%
3.02.04	Materials	-93,046	-1.34%	-75,423	-1.13%	0	0.00%
3.02.05	Outsourced services	-563,017	-8.13%	-457,508	-6.83%	0	0.00%
3.02.06	Amortization	-350,464	-5.06%	-352,022	-5.26%	0	0.00%
3.02.07	Operational provisions	-30,106	-0.43%	-43,043	-0.64%	0	0.00%
3.02.08	Employees’ and managers’ profit shares	-236,031	-3.41%	-162,566	-2.43%	0	0.00%
3.02.09	Other	-114,744	-1.66%	-71,446	-1.07%	0	0.00%
3,03	Gross profit	1,353,369	19.54%	1,851,980	27.67%	0	0.00%
3,04	Operational revenue (expenses)	-553,912	-8.00%	-572,291	-8.55%	0	0.00%
3.04.01	Selling expenses	-225,157	-3.25%	-97,915	-1.46%	0	0.00%
3.04.02	General and administrative expenses	-251,696	-3.63%	-344,777	-5.15%	0	0.00%
3.04.03	Losses on non-recoverability of assets	0	0.00%	0	0.00%	0	0.00%
3.04.04	Other operational revenues	0	0.00%	0	0.00%	0	0.00%
3.04.05	Other operational expenses	-77,059	-1.11%	-129,599	-1.94%	0	0.00%
3.04.06	Equity gain (loss) on subsidiaries	0	0.00%	0	0.00%	0	0.00%
3,05	Operational profit before Financial revenue (expenses) and taxes	799,457	11.54%	1,279,689	19.12%	0	0.00%
3,06	Financial revenue (expenses)	-224,295	-3.24%	-86,918	-1.30%	0	0.00%
3.06.01	Financial revenues	300,176	4.33%	369,267	5.52%	0	0.00%
3.06.02	Financial expenses	-524,471	-7.57%	-456,185	-6.81%	0	0.00%
3,07	Profit (loss) before taxes on profit	575,162	8.30%	1,192,771	17.82%	0	0.00%
3,08	Income tax and Social Contribution tax	-134,160	-1.94%	-416,557	-6.22%	0	0.00%
3.08.01	Current	-188,518	-2.72%	-154,280	-2.30%	0	0.00%
3.08.02	Deferred	54,358	0.78%	-262,277	-3.92%	0	0.00%
3,09	Net profit (loss) from Continued Operations	441,002	6.37%	776,214	11.60%	0	0.00%
3,1	Net profit (loss) from Discontinued Operations	0	0.00%	0	0.00%	0	0.00%
3.10.01	Net profit (loss) from Discontinued Operations	0	0.00%	0	0.00%	0	0.00%
3.10.02	Net gains (losses) on assets of discontinued operations	0	0.00%	0	0.00%	0	0.00%
3,11	Net profit (loss) for the period	441,002	6.37%	776,214	11.60%	0	0.00%
3,99	Profit per share (R$ per share)	0	0.00%	0	0.00%	0	0.00%
3.99.01	Basic profit per share	0	0.00%	0	0.00%	0	0.00%
3.99.01.01	ON SHARES	0.19496	0.00%	0.34315	0.00%	0	0.00%
3.99.02	Diluted profit per share	0	0.00%	0	0.00%	0	0.00%
3.99.02.01	ON SHARES	0.19496	0.00%	0.34315	0.00%	0	0.00%

Holding company	CASH FLOW	31/12/2010	AV	31/12/2009	AV	31/12/2008	AV
6,01	Net cash from operational activities	1,025,186		1,110,126		0
6.01.01	Cash generated by operations	902,546		1,030,026		0
6.01.01.01	Net profit for the year	441,002		776,214		0
6.01.01.02	Amortization	377,534		356,789		0
6.01.01.03	Interest and Monetary updating	49,166		-45,480		0
6.01.01.04	Deferred income tax and Social Contribution tax	-54,358		-262,277		0
6.01.01.05	Provisions for operational losses	5,462		67,636		0
6.01.01.06	Provision for losses on financial instruments	5,216		45,325		0
6.01.01.07	Post-employment obligations	78,524		91,819		0
6.01.02	Changes in assets and liabilities	122,640		80,100		0
6.01.02.01	Consumers and Traders	-39,983		-217,233		0
6.01.02.02	Taxes offsetable	54,894		-186,225		0
6.01.02.03	Transport of electricity	16,361		68,544		0
6.01.02.04	Payments into court	-223,088		-205,977		0
6.01.02.06	Deferred income tax and Social Contribution tax	-15,946		-25,421		0
6.01.02.08	Suppliers	161,236		642		0
6.01.02.09	Taxes and Social Contribution tax	271,374		724,994		0
6.01.02.10	Salaries and mandatory charges on payroll	-89,694		50,794		0
6.01.02.11	Consumer charges collected for payment	34,123		-88,121		0
6.01.02.12	Loans and financings	34,796		-11,717		0
6.01.02.13	Post-employment obligations	-71,823		-75,826		0
6.01.02.14	Losses on financial instruments	-14,250		-46,653		0
6.01.02.15	Others	4,640		92,299		0
6.01.03	Others	0		0		0
6,02	Net cash from (used in) investment activities	-804,420		-608,259		0
6.02.01	On Investments	9		-172		0
6.02.02	On Intangible	-447,620		-86,914		0
6.02.03	Indemnifiable assets – Concession	-356,809		-521,173		0
6,03	Net cash from (used in) financial activities	36,442		-698,087		0
6.03.01	Financings obtained	665,591		118,622		0
6.03.02	Payments of loans and financings	-318,977		-167,674		0
6.03.03	Interest on Equity, and dividends	-310,172		-649,035		0
6,04	FX variation on cash and equivalents	0		0		0
6,05	Increase (reduction) in cash and cash equivalents	257,208		-196,220		0

Holding company	FINANCIAL AND ECONOMIC INDICATORS	31/12/20 10	31/12/2009	31/12/200 8
	Acid test liquidity ratio	96.11%	92.48%	80.12%
	Current liquidity	129.67%	73.58%	97.83%
	Total debt	303.87%	313.22%	463.39%
	Total bank debt	128.19%	124.91%	183.04%
	Gross margin	19.54%	27.67%	0.00%
	Net margin	6.37%	11.60%	0.00%
	Return on equity	22.78%	58.88%	0.00%

Opinion of the external auditors

(Source: CVM-DFP 31/12/10)

“REPORT OF THE INDEPENDENT AUDITORS ON THE FINANCIAL STATEMENTS

To the

Board of Directors and Stockholders of

Cemig Distribuição S.A.

Belo Horizonte, Minas Gerais

We have examined the financial statements of Cemig Distribuição S.A (“the Company”) which comprise the balance sheet on December 31, 2010 and the related income statement, statement of changes in stockholders’ equity and statements of cash flows for the business year ended on that date, and the summary of the principal accounting practices and other explanatory notes.

Management’s responsibility for the financial statements

The Company’s Management is responsible for the preparation and adequate presentation of the Financial Statements in accordance with accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and also for the internal controls that it has decided are necessary to make possible the preparation of those financial statements free of material distortion, whether caused by fraud or error.

Responsibility of the external auditors

Our responsibility is to express an opinion on those financial statements based on our audit, conducted in accordance with Brazilian and international auditing rules. These rules require compliance by the auditors with ethical requirements, and that the audit should be planned and executed with the objective of obtaining a reasonable degree of certainty that the financial statements are free of material distortion.

An audit involves execution of selected procedures to obtain evidence on amounts and disclosures presented in the financial statements. The procedures selected depends on the auditor’s judgment, including evaluation of the risks of material distortion in the financial statements, whether caused by fraud or error. In this evaluation of risks, the auditor considers the internal controls that are material for the preparation and appropriate presentation of the Company’s financial statements, for the purpose of planning the auditing procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the efficacy of those internal controls of the Company. An audit includes, also, evaluation of the appropriateness of the accounting practices used and of the reasonableness of the accounting estimates made by the management, and also evaluation of the presentation of the financial statements taken as a whole.

We believe that the auditing evidence obtained is sufficient and appropriate to provide the grounds for our opinion.

Opinion on the financial statements

In our opinion, the financial statements referred to above adequately present, in all material aspects, the equity and financial position of Cemig Distribuição S.A on December 31, 2010, the performance of its operations, and its cash flows, for the business year ended on that date, in accordance with the accounting practices adopted in Brazil and in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB).

Other matters

Statements of added value

We have also examined the Added Value Statement (DVA), prepared under the responsibility of the Company’s Management, for the business year ended December 31, 2010, the presentation of which is required by the Brazilian Corporate Law legislation for listed companies, and which is supplementary information under IFRS, which do not require presentation of the added value statement. These statements have been submitted to the same auditing procedures described above and, in our opinion, are adequately presented, in all material aspects, in relation to the financial statements taken as a whole.

Belo Horizonte, March 28, 2011.

KPMG Auditores Independentes

CRC No.: SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira

Accountant – CRCMG058176/O-0”

Explanatory Notes

(Source: CVM-DFP 31/12/10)

1. OPERATIONAL CONTEXT

(a) The Company

CEMIG DISTRIBUIÇÃO S.A. Cemig Distribuição S.A. (“the Company”, or “Cemig D”) is a corporation registered for listing in Brazil and a wholly-owned subsidiary of Companhia Energética de Minas Gerais – Cemig (“Cemig”). It was created on September 8, 2004, as a result of the segregation (“unbundling”) of Cemig’s activities, and started operations on January 1, 2005. Its shares are not traded on any exchange.

Cemig D has a concession area of 567,478km2, approximately 97.00% of the Brazilian State of Minas Gerais, serving 7,063,389 consumers, on December 31, 2010.

The Company is an entity domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, Minas Gerais.

(b) The Electricity Sector in Brazil:

Brazil’s electricity sector is regulated by the federal government through the Mining and Energy Ministry (“MME”), which has exclusive authority over the sector. The regulatory policy for the sector is implemented by the Brazilian electricity regulator, Aneel (Agência Nacional de Energia Elétrica).

Retail supply of electricity by the Company takes place in accordance with the clauses in its long-term electricity sale concession contracts. Under these concession contracts the Company is authorized to charge its consumers a rate for retail supply of energy that consists of two components: 1) a portion relating to the costs of generation, transmission and distribution that are non-controllable (“Portion A Costs”); and (2) a portion of operational costs (“Portion B Costs”). Both portions are set as part of the original concession for given initial periods. Subsequently to the initial periods, and at regular intervals, Aneel has the authority to review the Company’s costs, to determine inflation adjustments (or other similar adjustment factors), if any, applicable to the Portion B Costs (the “Scalar Adjustment”) for the subsequent period.

This review may result in a positive, null or negative scalar adjustment.

In addition to the adjustments relating to the Portion A and Portion B Costs mentioned above, concessions for retail supply of electricity have an annual tariff adjustment based on a series of factors, including inflation. Additionally, as a result of the regulatory changes made in December 2001, the Company may now apply for tariff adjustments resulting from significant events that destroy the economic-financial equilibrium of its business. It is also permitted for other normal or recurring events (such as increases in the cost of bought energy, taxes on revenue or even local inflation) to be absorbed through specific tariff increases. When the Company requests a tariff adjustment it is necessary to prove the financial impact resulting from these events on its operations. See Notes 2 and 4.

...

The full Explanatory Notes may be accessed and printed from this link:

http://www.pavarini.com.br/CEMIGDNOTEX2010.pdf

More Information

The company has kept both its registry for Brazilian listing with the CVM, and its information provided to the Fiduciary Agent, up to date during the period to which this report refers.

STATEMENT

Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda. hereby declares that it is fully qualified and has the full capability to continue exercising the function of Fiduciary Agent of this issue. This Fiduciary Agent is not aware of any omission or inaccuracy contained in the information disclosed by the company, nor of any default or arrears in the obligatory presentation of information by the company.

Rio de Janeiro, April 29, 2011

Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.

Fiduciary Agent

4.               Minutes of the Ordinary and Extraordinary General Meetings of Stockholders, April 29, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

HELD, CONCURRENTLY, ON

APRIL 29, 2011

At 4 p.m. on April 29, 2011, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting at its head office, on first convocation, at Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all those present signed and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr. Marco Antonio Rebelo Romanelli, General Attorney of the State of Minas Gerais, in accordance with the legislation.

The following were also present: Mr. Aristóteles Luiz Menezes Vasconcellos Drummond. Member of the Audit Board; KPMG Auditores Independentes, represented by Mr. Marco Túlio Fernandes Ferreira, CRCMG 58176, and Mr. Roberto Caixeta Barroso, CRCMG 078086/O-8; and the Chief Officers Luiz Fernando Rolla and Maria Celeste Morais Guimarães.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders.  She further stated that the stockholders present should choose the Chairperson of this Meeting, in accordance with Clause 10 of the Company’s Bylaws.

Asking for the floor, the representative of the stockholder The State of Minas Gerais put forward the name of the stockholder Maria Celeste Morais Guimarães to chair the Meeting.  The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and unanimously approved.

The Chair then declared the Meeting opened and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the Meeting, requesting me to proceed to reading of the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, on April 1, 2 and 5, O Tempo, on April 1, 2 and 3, and Gazeta Mercantil on April 1, 4 and 5 of this year, the content of which is as follows:

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 ;  NIRE 31300040127

ORDINARY

AND

EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Ordinary and an Extraordinary General Meeting of Stockholders, to be held, concurrently, on April 29, 2011 at 4 p.m. at the company’s head office, Av. Barbacena 1200, 21st floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1                 Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2010, and the respective complementary documents.

2                 Allocation of the net profit for the year 2010, in the amount of R$ 2,257,976,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

3                 Dividends: Decision on the form and date of payment of the obligatory dividend and complementary dividends, in the amount of R$ 1,196,074,000.

4                 Changes to the Bylaws, to change the names of the following Chief Officers’ Departments:

•                  From:     Department of Business Development and Corporate Control of Subsidiaries and Affiliates

To:                      Department of Business Development

•                  From:     Department of Finance, Investor Relations and Financial Control of Holdings

To:                              Department of Finance and Investor Relations.

• with the consequential changes to the following parts of the Bylaws:

Clause 11:	Paragraph 3;
Clause 18:
Clause 21:	Paragraph 3;
	Paragraph 4,	Subclauses “g” and “j”;	And
Clause 22:	Head paragraph:	Sub-item I –	subclauses “b” and “i”
		Sub-item III, and its	subclauses “b”, “c”, “n” and “p”;
		Sub-item VII–	subclause “k”;
		Sub-item VIII, and its	subclauses “d”, “m” and “p”;
		Sub-item IX –	subclauses “c” and “f”; and
Paragraph 4.

5                 Election of the sitting and substitute members of the Audit Board, due to the completion of their period of office; and setting of their remuneration.

6                 Setting of the remuneration of the Company’s Managers.

7                 Orientation of the vote of the Company’s representative in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. (“Cemig D”), also to be held, concurrently, on April 29, 2009, as to the following:

a)         Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2010, and the respective complementary documents.

b)        Allocation of the net profit for the business year 2010, in the amount of R$ 441,002,000, to offsetting of the accumulated loss at December 31, 2010; and offsetting of the remaining balance of the accumulated loss, in the amount of R$ 268,225,000, with the Retained Earnings Reserve, in the amount of R$ 204,202,000, and the amount of R$ 64,023 from the Legal Reserve.

c)         Recommendation to the Executive Board to prepare studies with a view to an application to the National Electricity Agency, Aneel, for permission for reduction of capital, to compensate for the effect of non-payment of dividends in 2010, caused by the adoption of International Financial Reporting Standards, if this reduction of capital is advantageous for permitting flow of funds from the Company to Cemig.

d)        Changes to the Bylaws to change the names of the following Chief Officers’ Departments:

i)          From:     Department of Business Development and Corporate Control of Subsidiaries and Affiliates

To:              Department of Business Development

ii)      From: Department of Finance, Investor Relations and Financial Control of Holdings

To:                          Department of Finance and Investor Relations.

• with the consequential changes to the following parts of the Bylaws:

Clause 7:	Paragraph 2;
Clause 13:
Clause 16:	Paragraph 3;
	Paragraph 4,	Subclauses “g” and “j”;	and
Clause 17:	Head paragraph:	Sub-item I –	subclauses “b” and “i”
		Sub-item III, and its	subclauses “b”, “c”, “n” and “p”;
		Sub-item VI –	subclause “j”;
		Sub-item VII, and its	subclauses “d”, “m” and “p”;
		Sub-item IX –	subclauses “c” and “f”; and
Paragraph 4.

e)         Election of the sitting and substitute members of the Audit Board, due to the completion of their period of office.

8                 Orientation of the vote of the Company’s representative in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Geração e Transmissão S.A. (“Cemig GT”), also to be held, concurrently, on April 29, 2009, as to the following:

a)         Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2010, and the respective complementary documents.

b)        Allocation of the net profit for the year 2010, in the amount of R$ 1,084,110,000, and of the balance in the Retained Earnings account, in the amount of R$ 101,909,000.

c)         Decision on the form and date of payment of the Interest on Equity and the complementary dividends, in the amount of R$ 1,131,813,000.

d) Changes to the Bylaws to change the names of the following Chief Officers’ Departments:

i)          From: Department of Business Development and Corporate Control of Subsidiaries and Affiliates

To:              Department of Business Development

ii)      From: Department of Finance, Investor Relations and Financial Control of Holdings

To:                          Department of Finance and Investor Relations.

• with the consequential changes to the following parts of the Bylaws:

Clause 7:	Paragraph 2;
Clause 13:
Clause 16:	Paragraph 3;
	Paragraph 4,	Subclauses “g” and “j”;	and
Clause 17:	Head paragraph:	Sub-item I –	subclauses “b” and “i”
		Sub-item III, and its	subclauses “b”, “c”, “n” and “p”;
		Sub-item VI –	subclause “j”;
		Sub-item VII, and its	subclauses “d”, “m” and “p”;
		Sub-item IX –	subclauses “c” and “f”; and
Paragraph 4.

e)              Election of the sitting and substitute members of the Audit Board, due to the completion of their period of office.

Any stockholder who wishes to be represented by proxy at the said General Meetings of Stockholders should obey the terms of Article 126 of Law 6406/1976, as amended, and of the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by April 27, 2011, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena 1200, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, March 28, 2011.

Dorothea Fonseca Furquim Werneck

Chair of the Board of Directors                       ”

In accordance with Item 1 of the agenda the Chair then placed in debate the Report of Management and the Financial Statements for the year ended December 31, 2010, and respective complementary documents, explaining that they have been widely disclosed in the press, since they were placed at the disposal of stockholders by a notice published in the newspapers O Tempo, and Valor Econômico, on March 30 and 31 and April 1st of 2011, and in the newspapers Minas Gerais and O Tempo, on April 16 and Valor Econômico, on April 19 of 2011.

In conclusion, she put the Report of Management for the business year ended December 31, 2010, and the related complementary documents, to the vote. They were approved, with abstention by the persons legally prevented from voting, and the following funds: BB Top Ações Dividendos FI, BB Top Ações Índice de Sustentabilidade Empresarial FI, BB RPPS Ações Governança Previdenciário FI, BB Top Multimercado Balanceado FI Longo Prazo, BB Brasil Ações Dividendos FI and Brasilprev Top Ações Dividendos FI.

Continuing the proceedings, the Chair requested the Secretary to read the Proposal by the Board of Directors, which deals with items 2 to 4, 7 and 8 of the convocation, and also the Opinion of the Audit Board thereon, the contents of which documents are as follows:

“ PROPOSAL

BY THE

BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD, CONCURRENTLY, ON

APRIL 29, 2011.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig),

• whereas:

a)              under Law 6404/1976, as amended, and Clause 17, Subclause “h” of the Bylaws, the Board of Directors must make a prior statement of its position on the Report of Management and the accounts of the Company’s Executive Board;

b)             pursuant to Article 192 of Law 6404 as amended, and Clauses 27 to 31 of the Bylaws, the financial statements for 2010 report net profit of R$ 2,257,976,000 and include a balance of accumulated losses of R$ 238,043,000 relating to adjustments for prior years due to the adoption of new accounting rules;

c)              as a result of the new accounting rules, a new valuation was made of the generation assets of the subsidiaries whose accounting balances were significantly lower than fair value, with an increase in assets, with counterpart in Stockholders’ equity, of R$ 1,495,823,000, net of tax effects, in the initial adoption; and as a result of this new valuation there was an increase in depreciation expense, with an impact of R$ 134,171,000 on the net profit for 2010;

d)             there is an opportunity to simplify the names of the following Chief Officers’ Departments, by changing them as follows:

From:           Department of Business Development and Corporate Control of Subsidiaries and Affiliates

To:          Department of Business Development

From:           Department of Finance, Investor Relations and Financial Control of Holdings

To:                              Department of Finance and Investor Relations.

e)              Cemig Geração e Transmissão S.A. (“Cemig GT”) and Cemig Distribuição S.A. (“Cemig D”) are wholly-owned subsidiaries of Companhia Energética de Minas Gerais (“Cemig”) and will hold Extraordinary General Meetings of Stockholders to change their Bylaws on the same date as Cemig makes changes to its Bylaws;

f)                Cemig GT and Cemig D will hold Ordinary and Extraordinary General Meetings of Stockholders by April 29, 2011;

g)             Clause 21, Paragraph 4, Sub-clause “g” of the Bylaws of Cemig states as follows:

“Clause 21…

§4 The following decisions shall require a vote by the Executive Board: ...

g)             approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates and the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and of the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the multi-year Strategic Implement Plan;”

• now proposes to you the following:

I)          Allocation of the net profit for 2010, in the amount indicated above, as follows:

1)         R$ 112,899,000, being 5% of the net profit, should be allocated to the Legal Reserve, in accordance with sub-clause “a” of the Sole sub-paragraph of Clause 28 of the Bylaws.

2)         R$ 1,196,074,000 should be allocated as dividends to those stockholders whose names are on the company’s  Nominal Share Register on March 29, 2011, as follows:

•                   R$ 1,128,988,000 to be allocated as obligatory dividends to the Company’s stockholders, corresponding to 50% of the net profit in accordance with sub-clause “b” of the Sole sub-paragraph of Clause 28 of the Bylaws and the applicable legislation.

•                   R$ 67,086,000 to be allocated as complementary dividends, corresponding to 50% of the resulting effect on the 2010 net profit arising from the new valuation of the generation assets.

3)         R$ 590,591,000 to be allocated to the Retained Earnings Reserve, for use in payment of expenses, taxes and debt servicing;

4)         R$ 13,351,000 to be used for injection of capital into Transchile Charrúa Trasmisión S.A, corresponding, at December 31, 2010 to US$ 8,012,000, as per Board Spending Decision (CRCA) 030/2010, of May 27, 2010, and CRCA 084/2010 of December 23, 2010.

5)         R$ 30,424,000 to be used for injection of capital into Usina Termelétrica de Barreiro S.A, as per CRCA 023/2010, of May 6, 2010, and CRCA 067/2010, of November 19, 2010.

6)         R$ 52,714,000 to be used for injection of capital into Empresa Brasileira de Transmissão de Energia S.A. (EBTE), in accordance with CRCA 056/2008, of September 17, 2010.

7)         R$ 980,000 to be used for injection of capital into Axxiom Soluções Tecnológicas S.A., as per CRCA 058/2010, of September 17, 2010.

8)         R$ 238,043,000 to be allocated for absorption of the accumulated loss relating to adoption of the new accounting rules;

9)         R$ 62,555,000 to be held in Stockholders’ equity in the Reserve under the Bylaws account referred to in Clause 28, Sole Paragraph, Sub-clause “c”, and Clause 30, of the Bylaws.

• the payments of dividends to be made in two installments, by June 30 and December 30, 2011, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

Appendix 1 gives a summary of Cemig’s Cash Budget for 2011, characterizing the inflow of funds and disbursements for compliance with the allocations of the profit for the year.

Appendix 2 summarizes the calculation of the dividends proposed by Management, in accordance with the Bylaws.

II) Changes to the Bylaws, as follows:

1-                                                              To change the following names of Chief Officers’ Departments:

From:      Department of Business Development and Corporate Control of Subsidiaries and Affiliates

To:    Department of Business Development

From:      Department of Finance, Investor Relations and Financial Control of Holdings

To:    Department of Finance and Investor Relations.

2-         Consequent alteration of Paragraph 3 of Clause 11, to the following:

“Clause 11…

§3                Positions on the support committees to the Boards of Directors of the subsidiaries and affiliated companies, the filling of which is the competency of the Company, shall be filled by Members of the Boards of the respective subsidiaries or affiliated companies.

The Chief Business Development Officer shall always be appointed as one of the members of such committees, who shall always act in shared activity with the Chief Finance and Investor Relations Officer or any other Chief Officer.”.

3-         Consequent alteration of Clause 11, to the following:

“Clause 18:

The Executive Board shall be made up of 11 (eleven) Executive Officers, who may be stockholders, resident in Brazil, elected by the Board of Directors, comprising: Chief Executive Officer; Deputy Chief Executive Officer; Chief Finance and Investor Relations Officer; Chief Corporate Management Officer; Chief Distribution and Sales Officer; Chief Generation and Transmission Officer; Chief Trading Officer; Chief Business Development Officer; Chief Officer for the Gas Division; Chief Counsel; and Chief Institutional Relations and Communication Officer.”

4-         Consequent alteration of Paragraph 3 and of Sub-items “g” and “j” of Paragraph 4 of Clause 21, to read as follows:

“Clause 21 -

§3                The Company’s Multi-year Strategic Implementation Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. They shall be prepared under the coordination of the Chief Executive Officer and the Chief Officer for Finance and Investor Relations, respectively, and, in relation to the affiliates and subsidiaries, jointly with the Chief Business Development Officer and, at all times, in all aspects, with the participation of all the Company’s Chief Officers. The Multi-Year Strategic Implementation Plan and the Annual Budget shall be submitted to examination by the Executive Board and, subsequently, to approval by the Board of Directors.

§ 4             g)  approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Officer for Business Development and the Chief Officer for Finance and Investor Relations, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the multi-year Strategic Implement Plan;

j)            authorization of provisions in the company’s accounts in an amount less than R$ 14,000,000.00 (fourteen million Reais), upon proposal by the Chief Officer for Finance and Investor Relations;

5-         Consequent alterations of the following parts of the head paragraph of Clause 22 –

Subclauses “b” and “i” of Sub-item I;

Sub-item III and its subclauses “b”, “c”, “n” and “p”;

Subclause “k” of Sub-item VII;

Sub-item VIII and its subclauses “d”, “m” and “p”;

and Subclauses “c” and “f” of Sub-item IX

• to read as follows:

“Clause 22…

I –  To the Chief Executive Officer:

b)             to coordinate the preparation, consolidation and implementation of the Company’s Multi-Year Strategic Implementation Plan; in the case of the affiliated companies and jointly-controlled subsidiaries, jointly with the Chief Officer for Business Development and in all cases with the participation of the other Chief Officers of the Company;

i)                 to propose the appointments to Management positions and the Audit Boards of the wholly-owned subsidiaries, and of Fundação Forluminas de Seguridade Social – Forluz, after hearing the Chief Officer for Finance and Investor Relations, and of the Company’s subsidiaries and affiliated companies and of the consortia in which the Company participates, after hearing the Chief Officer for Business Development, expect in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the provisions of §4 of Clause 12 and §3 of Clause 18 of these Bylaws prevail.

VII –  To the Chief Trading Officer:

k)              in coordination with the Chief Business Development Officer’s Department, to manage the trading, of the Company’s carbon credits.

VIII – To the Chief Business Development Officer:

d)             to coordinate, jointly with the Chief Executive Officer, the preparation and consolidation of the Company’s Multi-Year Strategic Implementation Plan, and with the Chief Officer for Finance and Investor Relations, of the Annual Budget in relation to the affiliated companies and subsidiaries;

m)           to propose, jointly with the Chief Officer for Finance and Investor Relations, to the Executive Board, for approval or for submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency defined in these Bylaws, matters relating to injections of capital, exercise of the right of preference and making of voting agreements in the subsidiaries and affiliates and in the consortia in which the company participates;

p)             to coordinate, jointly with the Chief Officer for Finance and Investor Relations, processes of disposal of equity interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force;

IX – To the Chief Officer for the Gas Division:

c)              to carry out research, analyses and studies of investments and new technologies related to oil and gas, jointly with the Office of the Chief Business Development Officer;

f)                to propose to the Executive Board, jointly with the Chief Officer for Finance and Investor Relations and the Chief Officer for Business Development, the multi-year plan for capital expenditure and expenses of other special-purpose companies associated with the oil and gas activities;”.

6-         Consequent alteration of Paragraph 4 of Clause 22, to the following:

“Clause 22…

§ 4             Projects developed by the Company under the aegis of the Chief Business Development Officer’s Department, once structured and constituted, should be assumed by the respective Chief Officer’s Department responsible for their construction, execution, operation and commercialization, as defined in these Bylaws.”.

III)              Votes: That the representative of Cemig in the Ordinary and Extraordinary General Meetings of stockholders of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A., also to be held, concurrently, on April 29, 2011, should vote in favor of the matters on the agenda, that is to say the following:

Cemig D

a)        Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2010, and the respective complementary documents.

b) allocation of the net profit for the year, in the amount of R$ 441,002,000, to offset the accumulated loss at December 31, 2010; the balance remaining of the loss after this offsetting, in the amount of R$ 268,225,000, to be offset with the Retained Earnings Reserve, in the amount of R$ 204,202,000, and R$ 64,023 from the Legal Reserve.

c)        Recommendation to the Executive Board to prepare studies with a view to an application to the National Electricity Agency, Aneel, for permission for reduction of capital, to compensate for the effect of non-payment of dividends in 2010, which in turn results from the adoption of International Financial Reporting Standards, if this reduction of capital is advantageous for permitting flow of funds from the Company to Cemig.

d) Changes to the Bylaws to change the following names of the Chief Officers’ Departments:

From:         Department of New Business Development and Corporate Control of Subsidiaries and Affiliates

To:      Department of New Business Development

From:   Department of Finance, Investor Relations and Financial Control of Holdings

To:      Department of Finance and Investor Relations.

• with the consequential changes to the following parts of the Bylaws:

Clause 7:	Paragraph 2;
Clause 13:
Clause 16:	Paragraph 3;
	Paragraph 4,	Subclauses “g” and “j”;	and
Clause 17:	Head paragraph:	Sub-item I –	subclauses “b” and “i”
		Sub-item III, and its	subclauses “b”, “c”, “n” and “p”;
		Sub-item VI –	subclause “j”;
		Sub-item VII, and its	subclauses “d”, “m” and “p”;
		Sub-item IX –	subclauses “c” and “f”; and
Paragraph 4.

e)        Election of the sitting and substitute members of the Audit Board, due to the ending of the current period of office.

Cemig GT

a)        Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2010, and the respective complementary documents.

b)       Allocation of the net profit for the year 2010, in the amount of R$ 1,084,110 mil, and of the balance of retained earnings, in the amount of R$ 101,909,000:

c) Decision on the form and date of payment of dividends and Interest on Equity , in the amount of R$ 1,131,813,000.

d) Changes to the Bylaws to change the following names of the Chief Officers’ Departments:

From:       Department of New Business Development and Corporate Control of Subsidiaries and Affiliates

To:                  Department of New Business Development

From:       Department of Finance, Investor Relations and Financial Control of Holdings

To:                  Department of Finance and Investor Relations.

• with the consequential changes to the following parts of the Bylaws:

Clause 7:	Paragraph 2;
Clause 13:
Clause 16:	Paragraph 3;
	Paragraph 4,	Subclauses “g” and “j”;	and
Clause 17:	Head paragraph:	Sub-item I –	subclauses “b” and “i”
		Sub-item III, and its	subclauses “b”, “c”, “n” and “p”;
		Sub-item VI –	subclause “j”;
		Sub-item VII, and its	subclauses “d”, “m” and “p”;
		Sub-item IX –	subclauses “c” and “f”; and
Paragraph 4.

e)        Election of the sitting and substitute members of the Audit Board, due to the ending of their period of office.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, March 28, 2011.

Board of Directors

Chair	Dorothea Fonseca Furquim Werneck
Vice-Chair	Djalma Bastos de Morais
	João Camilo Penna Luiz Carlos Costeira Urquiza Antônio Adriano Silva Maria Estela Kubitschek Lopes Arcângelo Eustáquio Torres Queiroz Paulo Roberto Reckziegel Guedes	Eduardo Borges de Andrade Saulo Alves Pereira Junior Francelino Pereira dos Santos Paulo Márcio de Oliveira Monteiro Guy Maria Villela Paschoal Renato Torres de Faria

APPENDIX 1

CASH BUDGET FOR 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Current R$ ’000

Item	Total 2011%

A — INITIAL BALANCE	291,749	—

B — FUNDS	2,097,717	100.0
Others	66,751	3.2
Capital resources	2,030,966	96.8

C — DISBURSEMENTS	2,331,373	100.0
Capital expenditure program	435,662	18.7
Expenses budget	104,036	4.5
Taxes	34,366	1.5
Debt servicing	452,189	19.4
Dividends	1,196,074	51.3
Others	109,046	4.7

D — FINAL BALANCE (A+B-C)	58,093	—

APPENDIX 2

CALCULATION OF PROPOSED DIVIDENDS

31.12.2010 R$ ’000
(1) Calculation of:

Minimum Dividend required by the Bylaws for the preferred shares

(i) Nominal value of the preferred shares	1,920,724
Percentage applied to the nominal value of the preferred shares	10.00%
Amount of the dividends by the first payment criterion	192,072

(ii) Stockholders’ equity	11,476,133
Preferred shares as % of Stockholders’ equity (net of shares held in Treasury)	56.27%
Portion of Stockholders’ equity represented by the preferred shares	6,457,620
Percentage applied to the portion of Stockholders’ equity represented by the preferred shares	3.00%
Amount of the dividends by the second payment criterion	193.729

Minimum dividends required by the Bylaws for the Preferred Shares	193,729

(2) Calculation of the Obligatory Dividend

Net profit for the year	2,257,976
Obligatory dividend = 50.00% of net profit	1,128,988

(3) Net dividends proposed:	1,196,074

Total of the dividends proposed for the preferred shares	673,294
Total of the dividends proposed for the common shares	522,780

Dividend per share, R$
Minimum Dividends required by the Bylaws for the Preferred Shares	0.50
Obligatory Dividend	1.75
Dividends proposed	1.75

“   OPINION

OF THE

AUDIT BOARD

• The members of the Audit Board of Companhia Energética de Minas Gerais – CEMIG, undersigned, in performance of their functions under the law and under the Bylaws, have examined the proposals made by the Board of Directors to the Ordinary and Extraordinary General Meetings of Stockholders to be held concurrently on April 29, 2011, for allocation of the net profit for the year 2010, in the amount of R$ 2,257,976,000 as follows:

1                                          R$ 112,899,000, being 5% of the net profit, should be allocated to the Legal Reserve, in accordance with sub-clause “a” of the Sole sub-paragraph of Clause 28 of the Bylaws.

2                                          R$ 1,196,074,000 should be allocated as dividends to those stockholders whose names are on the company’s Nominal Share Register on March 29, 2011, as follows:

• R$ 1,128,988,000 to be allocated as obligatory dividends, corresponding to 50% of the net profit, in accordance with sub-clause “b” of the sole sub-paragraph of Clause 28 of the Bylaws and the applicable legislation.

• R$ 67,086,000 to be allocated as complementary dividends, corresponding to 50% of the impact on the 2010 net profit arising from the new valuation of the generation assets.

3                                          R$ 590,591,000 to be allocated to the Retained Earnings account, for use in payment of expenses, taxes and servicing of debt.

4                                          R$ 13,351,000 to be used for injection of capital into Transchile Charrúa Trasmisión S.A, corresponding, at December 31, 2010 to US$ 8,012,000, as per Board Spending Decision (CRCA) 030/2010, of May 27, 2010, and CRCA 084/2010 of December 23, 2010.

5                                          R$ 30,424,000 to be used for injection of capital into Usina Termelétrica de Barreiro S.A, as per CRCA 023/2010, of May 6, 2010, and CRCA 067/2010, of November 19, 2010.

6                                          R$ 13,059,000 to be used for injection of capital into Empresa Regional de Transmissão de Energia S.A. (ERTE), in accordance with CRCA 056/2008, of September 17, 2010.

7                                          R$ 980,000 should be allocated to injection of capital into Axxiom Soluções Tecnológicas S.A., as per CRCA 058/2010, of September 17, 2010.

8                                          R$ 238,043,000 to be allocated for absorption of the accumulated loss relating to adoption of the new accounting rules;

9                                          R$ 62,555,000 to be held in Stockholders’ equity in the account Reserve under the Bylaws provided for by sub-clause “c” of the sole sub-paragraph of Clause 28 and by Clause 30 of the Bylaws.

• the payments of dividends to be made in two installments, by June 30 and December 30, 2011, and these dates may be brought forward, in accordance with the availability of cash and by decision of the Executive Board.

After carefully analyzing the proposals referred to, and considering, further, that the legal rules applicable to the matters have been complied with, the opinion of the members of the Audit Board is in favor of their approval by those Meetings.

Belo Horizonte, March 28, 2011.

Aristóteles Luiz Menezes Vasconcellos Drummond, Luiz Guaritá Neto, Thales de Souza Ramos Filho, Vicente de Paulo Barros Pegoraro, Helton da Silva Soares”.

The Chair then placed in debate the Proposal of the Board of Directors in relation to Items 2 to 4, 7 and 8 of the convocation notice. It was subsequently put to the vote, and approved with the abstention of the following Funds: BB Top Ações Dividendos FI, BB Top Ações Índice de Sustentabilidade Empresarial FI, BB RPPS Ações Governança Previdenciário FI, BB Top Multimercado Balanceado FI Longo Prazo, BB Brasil Ações Dividendos FI and Brasilprev Top Ações Dividendos FI.

Continuing with the agenda, the Chair informed the meeting that the period of office of the members of the Audit Board ended on today’s date, and that a new election should thus be held for the said Board, with a period of office of 1 (one) year, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2012. The Chair said that this election would be carried out with separate voting, for candidates indicated by holders of preferred shares and those indicated by minority holders of common shares. This being so, the Chair put to debate the election of the sitting and substitute members of the Audit Board.

The representative of the stockholders Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI, Fundação dos Economiários Federais-FUNCEF and BB Top Ações Dividendos FI, BB Top Ações Índice de Sustentabilidade Empresarial FI, BB Top Ações Ibovespa Indexado FI, BB Top Ações Ibovespa Ativo FI, BB Top Ações IBRX Indexado FI, BB Ações Energia FI, BB RPPS Ações Governança Previdenciário FI, BB Top Multimercado Balanceado FI Longo Prazo, BB Brasil Ações Dividendos FI, Brasilprev Top A FIA, Brasilprev Top Ações Dividendos FI, Brasilprev Top Plus FIA, BB Previdência Ações FI, BB Silverstone FI MM Crédito Privado, BB Ações 22 FI RF and BB Ações IBRX Ativo then asked for the floor and, also as representative of holders of preferred shares, proposed the following appointments to the Audit Board:

Sitting Members:

Vicente de Paulo Barros Pegoraro

– Brazilian, married, retired, resident and domiciled in Brasília, Federal District, at SHIS QI 402, Block D, Apto. 110, Asa Sul, CEP 70236-040, bearer of Identity Card 004826419, issued by the Public Safety Department of the Federal District, and CPF 004826419-91;

Newton de Moura

– Brazilian, married, bank employee of the Federal Savings Bank, resident and domiciled in Divinópolis, Minas Gerais, at Avenida Sete de Setembro 1064/701, Centro, CEP 35500-011, Bearer of Identity Card M-358258, issued by the Public Safety Department of Minas Gerais State, and CPF 010559846-15.

The Chair then placed in debate, and, subsequently, put the nomination proposed above to the vote – separately, with only holders of preferred shares participating in the vote – and the appointments proposed by the representative of the stockholders Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI, Fundação dos Economiários Federais-FUNCEF e BB Top Ações Dividendos FI, BB Top Ações Índice de Sustentabilidade Empresarial FI, BB Top Ações Ibovespa Indexado FI, BB Top Ações Ibovespa Ativo FI, BB Top ações IBRX Indexado FI, BB Ações Energia FI, BB RPPS Ações Governança Previdenciário FI, BB Top Multimercado Balanceado FI Longo Prazo, BB Brasil Ações Dividendos FI, Brasilprev Top A FIA, Brasilprev Top Ações Dividendos FI, Brasilprev Top Plus FIA, BB Previdência Ações FI, BB Silverstone FI MM Crédito Privado, BB Ações 22 FI RF e BB Ações IBRX Ativo were approved, with the City of Philadelphia Public Employees Retirement System abstaining. Asking for the floor, the representative of the stockholder AGC Energia S.A., for the minority common stockholders, proposed, as a Sitting Member of the Audit Board:

Mr. Helton da Silva Soares

– Brazilian, married, accountant, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Alvarenga Peixoto 832/301, Lourdes, CEP 30180-120, bearer of Identity Card MG-6392717, issued by the Civil Police of the State of Minas Gerais, and of CPF Nº 000185326-08; and as his substitute member,

Mr. Rafael Cardoso Cordeiro

– Brazilian, separated, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Montevideu, 515/600, Sion, CEP 30315-560, bearer of Identity Card M-9165153, issued by the Public Safety Department of the state of Minas Gerais, and CPF 037496966-32.

The above nominations were placed in debate and, subsequently, put to the vote – separately –and were approved, with the following funds abstaining: BB Top Ações Dividendos FI, BB Top Ações Índice de Sustentabilidade Empresarial FI, BB RPPS Ações Governança Previdenciário FI, BB Top Multimercado Balanceado FI Longo Prazo, BB Brasil Ações Dividendos FI and Brasilprev Top Ações Dividendos FI.

Asking for the floor, the representative of the stockholder The State of Minas Gerais, as majority stockholder, put forward the following nominations for members of the Audit Board:

Sitting Members:

Aristóteles Luiz Menezes Vasconcellos Drummond

– Brazilian, married, journalist, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Rui Barbosa 460/801, Flamengo, CEP 22250-020, bearer of Identity Card 1842888, issued by the Félix Pacheco Institute, and CPF nº 026939257-20;

Luiz Guaritá Neto

–Brazilian, married, engineer and entrepreneur, resident and domiciled in Uberaba, MG State, at Rua dos Andradas 705/1501, Nossa Senhora da Abadia, CEP 38025-200, bearer of Identity Card M-324134, issued by the Public Safety Department of Minas Gerais State, and CPF nº 289118816-00;

Thales de Souza Ramos Filho

–Brazilian, married, doctor, resident and domiciled in Juiz de Fora, Minas Gerais, at Rua Severino Meireles 67, Passos, CEP 36025-040, bearer of Identity Card M-290728, issued by the Public Safety Department of Minas Gerais State, and CPF nº 003734436-68;

– and as their respective Substitute Members:

Marcus Eolo de Lamounier Bicalho

–Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Adolfo Radice 114, Mangabeiras, CEP 30315-050, bearer of identity card M-1033867, issued by the Public Safety Department of Minas Gerais State, and CPF nº 001909696-87;

Ari Barcelos da Silva

–Brazilian, married, company manager, resident and domiciled in Rio de Janeiro, RJ, at Rua Professor Hermes Lima 735/302, Recreio dos Bandeirantes, CEP 22795-065, bearer of Identity Card 2027107-7, issued by CRA-RJ, and of CPF 006124137-72; and

Aliomar Silva Lima

– Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Aimorés 2441/902, Lourdes, CEP 30140-072, bearer of Identity Card MG-449262, issued by the Public Safety Department of Minas Gerais State, and CPF nº 131654456-72.

The nominations by the stockholder The State of Minas Gerais were placed in debate and, subsequently, put to the vote, and approved, with the following funds abstaining: BB Top Ações Dividendos FI, BB Top Ações Índice de Sustentabilidade Empresarial FI, BB RPPS Ações Governança Previdenciário FI, BB Top Multimercado Balanceado FI Longo Prazo, BB Brasil Ações Dividendos FI and Brasilprev Top Ações Dividendos FI.

The Members of the Audit Board elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Continuing with the agenda, the Chair put to debate the remuneration of the Managers of the Company and the Members of the Company’s Audit Board. Asking for the floor, the representative of the Stockholder The State of Minas Gerais asked the Chair to put the following proposal before the stockholders for consideration:

1                                          To allocate, taking into account that the Company currently has eleven Chief Officers, a Global Annual Amount for Remuneration of the Management and the Audit Board, comprising the Board of Directors, the Executive Board and the Audit Board, of up to R$ 16,400,000.00 (sixteen million, four hundred thousand Reais), including health insurance for the Chief Officers, to be contracted at the same level of the Health Plan in force for the employees of the Company, the Chief Executive Officer to receive monthly fees of R$ 35,000.00 (thirty five thousand Reais) and the other Directors, individually, the amount of R$ 30,000.00 (thirty thousand Reais); the present amounts received by the Chief Officers as paid leave, bonuses and other benefits of any nature to be adjusted, consequently, in the same proportion.

2                                          To establish that the monthly remuneration of each one of the members of the Board of Directors – excluding those sitting and substitute Members who exercise the position of Chief Officers, and subject to the condition relating to the payment of jeton mentioned in Item 3 below – should be equivalent to 20% (twenty per cent) of that earned, on average, by a Chief Officer of the Company, i.e. R$ 6,090.91 (six thousand and ninety Reais and ninety one centavos).

3                                          To establish that the sitting members of the Board of Directors should receive 50% (fifty per cent) of the monthly remuneration stipulated, the rest being divided into jetons paid to the sitting Member or to the substitute member who replaces that Member during meetings. In the event of there being more than one meeting in the month, the jeton will be divided proportionately over the number of meetings held, and received by the sitting Member or by the substitute Member who replaces that Member; in the event of there not being a meeting in the month, the sitting Member shall receive the total amount of the monthly remuneration; in the event of there being a meeting in the month and neither the sitting Member nor his or her substitute Member attending, the portion relating to the jeton shall not be payable, and the sitting Member shall receive the fixed portion.

4                                          To establish that sitting and substitute Members of the Board of Directors or the Audit Board who are resident in other municipalities than that of the head office of the Company shall be reimbursed expenses of travel and accommodation necessary for their attendance at the meetings or carrying out their functions, and that they shall also receive, as cost support, the equivalent of, approximately, 10% (ten per cent) of the total monthly remuneration of the Member, for each meeting they attend.

5                                          To establish that the compensation of the Executive Board and the remuneration of the Members of the Board of Directors and the Audit Board shall be paid on the same dates as the remuneration of the Company’s employees.

6                                          To establish that the monthly remuneration of each Sitting Member of the Audit Board should be equivalent to 10% (ten per cent) of the average remuneration of a Chief Officer of the Company, i.e. R$ 3,045.45 (three thousand forty five Reais and forty five centavos); and also that the monthly remuneration of each Substitute Member of the Audit Board be equivalent to 80% (eighty per cent) of the monthly remuneration of the Sitting Member, i.e. R$ 2,436.36 (two thousand four hundred and thirty six Reais and thirty six centavos), in both cases excluding the benefits normally applicable under the Law.

7                                          To establish remuneration equivalent to that referred to in Item 2 above, for the substitute Members of the Board of Directors who sit on the Board of Directors’ Support Committee – excluding those Members who exercise the position of Chief Officers and obeying the criteria mentioned in Item 3 above.

8                                          To establish that Substitute Members of the Board of Directors who take part in the Board of Directors’ Support Committee – excluding those board members who hold positions of Chief

Officer – should receive only the remuneration relating to Item 7 above, even if they replace Sitting Members in meetings.

9                                          To establish that Sitting Members of the Board of Directors who take part in the Board of Directors’ Support Committee — excluding those board members who hold positions of Chief Officer — should receive only the remuneration relating to Item 3 above. The proposal by the representative of the stockholder The State of Minas Gerais was placed in debate and, subsequently, put to the vote, and was approved, with Caixa de Previdência dos Funcionários do Banco do Brasil — Previ voting against the proposal, since it believed there was inconsistency between the information given in items 13.2 and 13.16 of the Reference Form filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários) in relation to these General Meetings of Stockholders, and with the following Funds abstaining: BB Top Ações Dividendos FI, BB Top Ações Índice de Sustentabilidade Empresarial FI, BB RPPS Ações Governança Previdenciário FI, BB Top Multimercado Balanceado FI Longo Prazo, BB Brasil Ações Dividendos FI and Brasilprev Top Ações Dividendos FI. The Chair pointed out that the Chief Officers had, thus, received an increase in their remuneration of 29.6%, and the CEO an increase of 25.44%, noting that the CEO had previously stated himself to be in agreement with the differentiation in the increase, in compliance with the majority stockholder’s policy of reduction of costs.

The Chair then stated that the publications by Cemig specified in Law 6404 of December 15, 1976, as amended, will be made not only in the newspaper Minas Gerais, the official publication of the Powers of the State, but also in O Tempo, without prejudice to possible publication in other newspapers.

The meeting being opened to the floor, the stockholder Rubens Antonio França took the floor and offered his congratulations to the present Executive Board.

However, continuing, he recommended that for the next elections, the same criteria for choice should be used, thus avoiding the occurrence of isolated events such as those published in the media about a former Chief Officer and a former General Manager.  The meeting still being open to the floor, the representative of the stockholder The State of Minas Gerais took the floor and once again congratulated the Executive Board, the members of the Board of Directors and the Audit Board, and the employees, for the Company’s performance and the excellent work that done by all of them. In conclusion, he thanked and congratulated the Corporate Executive Office team.

The meeting remaining open to the floor, and since no-one else wished to speak, the Chair ordered the session suspended for the time necessary for the writing of the minutes. The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

5.               Summary of Minutes of the 508th Meeting of the Board of Directors, April 15, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 508TH MEETING

Date, time and place:	April 15, 2011 at 8.30 a.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I                              The Chair asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II                          The Chair stated that all the matters on the agenda had been examined by Committees of the Board of Directors, and their approval recommended.

III                      Resignation: The Chair reported resignation of Substitute Member Luiz Antônio Athayde Vasconcelos, who, to maintain the minimum of members necessary for decisions, will remain until the Extraordinary General Meeting of Stockholders deciding on the subject, which shall be his official resignation date.

IV                     The Board approved:

a)              The proposal of Board Member Lauro Sérgio Vasconcelos David, to include on the agenda of the Extraordinary General Meeting of Stockholders of Cemig to be held on May 12, 2011, at 11 a.m., a change in the composition of the Board of Directors of Cemig, since the convocation has not yet been published, and for the Board to authorize its Chair to call Extraordinary General Meetings, also to be held on May 12, 2011, at 4 p.m. of Cemig D, and at 5 p.m. of Cemig GT to deal with changes in the composition of the Board of Directors, if there is a change in the Board of Directors of Cemig; authorizing her if there is not a quorum to proceed to second convocation of stockholders within the legal period.

b)             The minutes of this meeting.

V                         The Board authorized:

a)              Giving of a surety guarantee in the contracting by Cemig D with Banco do Brasil of a loan transaction with guarantee from Cemig.

b)             Signing, on an exceptional basis, with Cemig D, Cemig GT and Gimba Suprimentos de Escritório e Informática Ltda., of the following amendments:

•                  Third Amendment to Cemig D Contract No. 4630000683;

•                  Second Amendment to Cemig GT Contract No. 4630000684;

•                  Third Amendment to Cemig GT Contract No. 4630000685;

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

• adjusting in all of them the date of validity from May 31, 2009 to July 7, 2010, referring to the extension of the period from July 8, 2006 to July 7, 2010, and changing the expiry date from July 8, 2010 to July 7, 2011, thus making a total of seventy two months, without the need for injection of any new funds.

•                  Second Amendment to Cemig Contract 4630000686,

to adjust the text of Clause Eleven, changing an amount incorrectly typed, from eight million five hundred thousand Reais to five hundred thousand Reais; to correct the date of validity from May 31, 2009 to July 7, 2010, in relation to the extension of the period, from July 8, 2006 to July 7, 2010; and to change the expiry date from July 8, 2010 to July 7, 2011, thus making a total of seventy-two months, without the need for injection of any new funds.

Also, ratification of the acts carried out under the said Contracts, since July 8, 2006, that is to say, service of provision of office material and IT supplies via web and their related payment; and, further, opening of Administrative Tender Proceedings.

Also, contracting of services of outsourcing of supply of consumables and office and IT utensils via web, for a period of thirty six months, able to be extended for up to a further twenty four months, on signature of amendments, to a maximum limit of sixty months, with the cost shared as follows:

Cemig – 0.4%;	Cemig D – 49.5%;	Cemig GT – 39.0%;
Efficientia S.A. – 0.8%;	Gasmig – 2.9%;	CemigTelecom – 1.8%;
CemigS – 5.6%.

• the prorating percentages to be reviewed, at the time of renewal of the Contracts, when any insufficiency of funds for any of the companies is found, provided that the estimated total value for contracting is not exceeded.

VI                     The Board submitted to the Extraordinary General Meeting of Stockholders to be held on May 12, 2011 a proposal that the representatives of Cemig at the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT to be held on the same date should vote in favor of the alteration of the composition of the Board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

VII                 The Board ratified:

a)              Signature, as consenting party, of the Fifth Amendment to Public Electricity Service Concession Contract 42/2001, between the nation of Brazil, through Aneel as intermediary, and EATE (Empresa Amazonense de Transmissão de Energia S.A.), with Alupar Investimento S.A. as consenting party, to provide additional authorizations at the Açailândia Substation, and also criteria for adjustment and revision of the revenue established in Aneel Authorizing Resolution 949/2007.

b)             Signature of the Mutual Cooperation Working Agreement with the Government of Minas Gerais State, through its Department of State, for secondment Ad Nutum of the employee Sérgio Esser, in the period January 1 to December 31, 2011, entirely at the expense of that Department, which shall reimburse Cemig monthly in full for all the salary and salary-related payments comprising the remuneration, benefits and all charges related to and arising from the employee’s employment agreement.

c)              Signature of the Mutual Cooperation Working Agreement with the Government of Minas Gerais State, through its Department of State, for secondment Ad Nutum of the employee Simone Souto Maior Ferreira, for the period from January 12, 2011 to January 12, 2012, entirely at the expense of the said Department, which shall reimburse Cemig in full and monthly for all the salary and salary-related payments comprising the remuneration, benefits and all charges related to and arising from the employee’s employment agreement.

VIII             The Board ratified:

a)              CRCA-019/2011, to change the percentage limit, in 2011, of the target contained in Paragraph 7 of Clause 11 of the Bylaws, under Paragraph 9 of that clause, as follows:

The consolidated debt ratio [ (Net debt) / (Net debt + Stockholders’ equity) ]: from 46% to 43%; and to change the proposal submitted to the Extraordinary General Meeting of Stockholders, for alteration of the percentage limit, in 2011, of the target contained in Subclause “d” of Paragraph 7 of Clause 11 of the Bylaws, namely for

The consolidated total of funds allocated to capital expenditure and acquisition of any assets, in each business year: from, at maximum, 57% of the company’s Ebitda, to 42% of Ebitda.

b)             CRCA-013/2010, for contracting of the use of corporate credit card services, with Banco do Brasil, to ratify the exclusion of Gasmig; to include CemigS; to adjust the estimated total value of the Contract; and, also, consequent alteration of the prorating of the expenses between the contracting companies to the following estimated percentages:

Cemig – 2.68%,	Cemig D – 71.98%,	Cemig GT – 21.02%,
CemigTelecom – 3.54%,	Efficientia – 0.60%; and	CemigS – 0.18%;

And also to adjust the prorating percentages at the time of the renewals of the unified contract in the event that any insufficiency of funds is found for any of the companies, provided that the estimated total value for the contracting is not exceeded; and to authorize signature of the Third Amendment to Contracts 4680003469-Cemig D, 4680003470-Cemig GT, 4680003471-Cemig, 4680003504-Efficientia and Info-018/07-Infovias, to adapt to what is established above.

c)              CRCA-060/2008, relating to the contracting of services of supply of electronic food, meal and snack vouchers and printed meal and/or snack vouchers for the Company’s employees, to meet the requirements of the Workers’ Food Program (P.A.T.), to include CemigS, adjusting the total estimated cost of the contract; also authorizing signature of the Third Amendments to Contracts 4680003860-500, 4680003861-510 and 4680003862-530 between Cemig, Cemig GT, Cemig D, CemigS and Ticket S.A., to include CemigS in those contracts and adapt for the matters established above.

IX                     The following spoke on general matters and business of interest to the Company:

Board members:
General Managers:	Ricardo Luiz Diniz Gomes,	Leonardo George de Magalhães;
Manager:	João José Magalhães Soares.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,
Djalma Bastos de Morais,
Antônio Adriano Silva,
Arcângelo Eustáquio Torres Queiroz,
Eduardo Borges de Andrade,
Francelino Pereira dos Santos,
João Camilo Penna,
Luiz Carlos Costeira Urquiza,
Guy Maria Villela Paschoal,
Paulo Roberto Reckziegel Guedes,

Ricardo Coutinho de Sena,
Saulo Alves Pereira Junior,
Renato Torres de Faria,
Adriano Magalhães Chaves,
Cezar Manoel de Medeiros,
Franklin Moreira Gonçalves,
Lauro Sérgio Vasconcelos David,
Marco Antonio Rodrigues da Cunha,
Paulo Márcio de Oliveira Monteiro,
Paulo Sérgio Machado Ribeiro,
Tarcísio Augusto Carneiro;

General Managers:	Ricardo Luiz Diniz Gomes,	Leonardo George de Magalhães;
Manager:	João José Magalhães Soares;
Secretary:	Anamaria Pugedo Frade Barros.

6.               Summary of Minutes of the 509th Meeting of the Board of Directors, April 29, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 509TH MEETING

Date, time and place:	April 29, 2011 at 8.30 a.m. at the company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I                              The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of this meeting, and all stated that there was no such conflict of interest.

II                          The Chairman stated that all the matters on the agenda had been examined by Committees of the Board of Directors, and their approval recommended.

III                      The Board approved the minutes of this meeting.

IV                     The Board authorized the granting of guarantees to Parati S.A. – Participação em Ativos de Energia Elétrica, to Redentor Fundo de Investimento em Participações – FIP Redentor, and to their legal representatives, stockholders and unit holders, for a period of sixty days.

V                         Speakers: The Chief Officer Luiz Fernando Rolla made comments on general matters and business of interest o the Company.

The following were present:

Board members:

Djalma Bastos de Morais,
Antônio Adriano Silva,
Arcângelo Eustáquio Torres Queiroz,
Francelino Pereira dos Santos,
João Camilo Penna,
Luiz Carlos Costeira Urquiza,
Maria Estela Kubitschek Lopes,
Guy Maria Villela Paschoal,

Paulo Roberto Reckziegel Guedes,
Saulo Alves Pereira Junior,
Paulo Márcio de Oliveira Monteiro,
Paulo Sérgio Machado Ribeiro,
Adriano Magalhães Chaves,
Lauro Sérgio Vasconcelos David,
Marco Antonio Rodrigues da Cunha,
Newton Brandão Ferraz Ramos,
Tarcísio Augusto Carneiro;

Chief Officer:	Luiz Fernando Rolla;
Secretary:	Anamaria Pugedo Frade Barros.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.               Summary of Principal Decisions of the 510th Meeting of the Board of Directors, May 5, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

Meeting of May 5, 2011

SUMMARY OF PRINCIPAL DECISIONS

At its 510th meeting, held on May 5, 2011, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.                             Changes to the Internal Regulations of the Board of Directors, to modify the names of the Chief Officers’ Departments.

2.                             Closing of the PDV Voluntary Retirement program as from May 5, 2011.

3.                             Ratification of signature of a technical cooperation working agreement with Copasa for secondment of an employee.

4.                             Contracting of financing with the BNDES for Companhia de Transmissão Centroeste de Minas / Re-ratification of Board Spending Decision (CRCA).

5.                             Signing of a loan contract with Lightger S.A. / Complementary addition to a CRCA.

6.                             Change in the composition of the Executive Board, with the ELECTION of the following approved:

Mr. Luiz Fernando Rolla, as Chief Financial and Investor Relations Officer; and

Mr. Fernando Henrique Schüffner Neto, as Chief Business Development Officer.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.               Material Announcement – Acquisition of Control of Redentor Energia, May 12, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MATERIAL ANNOUNCEMENT

Acquisition of control of Redentor Energia

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (“BM&FBovespa”) and the market in general – also, in accordance with CVM Instruction 358 of January 3, 2002, as amended – as follows:

Today (May 12, 2011), Parati S.A. – Participações em Ativos de Energia Elétrica (“Parati”), a company affiliated with Cemig, acquired 58,671,565 nominal common shares, representing 54.08% of the registered capital, of Redentor Energia S.A. (“Redentor”), from Fundo de Investimento em Participações PCP (“FIP-PCP”), for a total of R$ 403,350,110.05. This corresponds to a price per share of R$ 6.874712, and is in accordance with the Material Announcement made on December 30, 2009, and Market Announcements published on December 30, 2009, January 4, 2010 and April 11, 2011.

Since the transaction resulted in the transfer of control of Redentor, Parati will make a public offer (“the Public Offer”) to acquire the remaining shares of Redentor, in accordance with the terms  and conditions of Article 254-A of the Corporate Law, CVM Instruction 361/02, as amended (“CVM Instruction 361”), and Item 8.1 of the Listing Regulations of the Novo Mercado of BM&FBovespa S.A. (“the Novo Mercado”), for the same price per share that was paid to FIP-PCP.

Additionally Parati may, within a period of one year, make a public offer (“the Second Offering”) for acquisition of shares with the objective of Redentor’s canceling its registry for listing, and leaving the Novo Mercado, without stockholders receiving the difference, if any, between the price paid in the Public Offer and whatever price is paid in the Second Offering.

The companies will keep the market opportunely and appropriately informed on the progress of this process.

Belo Horizonte, May 12, 2011

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.               Minutes of the Extraordinary General Meeting of Stockholders, May 12, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON MAY 12, 2011

At 11 a.m. on May 12, 2011, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting at its head office, on first convocation, at the Company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements. The stockholder The State of Minas Gerais was represented by Mr.  Marco Antônio Rebelo Romanelli, General Counsel of the State of Minas Gerais, in accordance with the legislation. Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders.

She further stated that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company’s Bylaws.  Asking for the floor, the representative of the Stockholder State of Minas Gerais put forward the name of the stockholder Arlindo Porto Neto to chair the Meeting.  The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and unanimously approved.

The Chairman then declared the Meeting opened and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the Meeting, requesting me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, and “O Tempo” on April 19, 20 and 21, and “Valor Econômico” on April 19, 20 and 25, of this year, the content of which is as follows:

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on May 12, 2011 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, in the city of Belo Horizonte, Minas Gerais, to decide on the following matters:

1    Expansion, in the business year 2011, of the maximum limit set by Subclause (d) of Paragraph 7 of Clause 11 of the Bylaws, on the consolidated amount of funds destined to capital expenditure and acquisition of any assets, in the year, from 40% (forty per cent) to 42% (forty two per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

2    Change in the composition of the Board of Directors, as a result of resignation.

3    Orientation of the vote of the representatives of Cemig (Companhia Energética de Minas Gerais) in the Extraordinary General Meetings of Stockholders of Cemig D (Cemig Distribuição S.A.) and of Cemig GT (Cemig Geração e Transmissão S.A.) to be held on the same day for which the EGM of Cemig is called, to make changes in the composition of their Boards of Directors, if the composition of the Board of Directors of Cemig is changed.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by May 10, 2011, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office at Av. Barbacena, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, April 15, 2011.

Djalma Bastos de Morais

Vice-Chairman of the Board of Directors

The Chairman then stated that, because of vacancies on the Company’s Board of Directors, due to the resignation of the Board Member Luiz Antônio Athayde Vasconcelos – as per a letter in the Company’s possession, a new member should be elected to the Board of Directors.

The Chairman then stated that, independently of the present period of office of the Board of Directors having been begun through adoption of the multiple vote, continuance of this process of election had been requested by the stockholder AGC Energia S.A., as per a letter in the Company’s possession. Hence, this Meeting should elect all the sitting and substitute members of the Board of Directors to complete the period of office of 3 (three) years begun on April 29, 2009, that is to say, until the Annual General Meeting to be held in 2012, a total of 18,282,860 shares being necessary for the election of each Member of the Board of Directors. Finally, the Chairman explained that it will be necessary firstly and in view of Clause 12 of the Bylaws, to proceed to election of the sitting member and his respective substitute member put forward by representatives of the holders of the preferred shares, and only then to apply the instrument of Multiple Vote to fill the remaining vacancies on the Board of Directors.

Asking for the floor, as owners of preferred shares, the representatives of the stockholders Previ (Banco do Brasil Pension Fund) and Forluz (Fundação Forluminas de Seguridade Social) proposed the following stockholders to be members of the Board of Directors:

Sitting Member:

Guy Maria Villela Paschoal

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000798806-06;

and as his substitute member:

Cezar Manoel de Medeiros

– Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Alameda Ipê Branco 279, Pampulha, CEP 31275-080,-, bearer of Identity Card M-3627440, issued by the Public Safety Department of the State of Minas Gerais, and CPF -006688346-68.

The Chair then placed these nominations in debate, and, subsequently, put them to the vote – separately, with only the preferred stockholders participating – and they were approved, with the stockholder City of Philadelphia Public Employees Retirement System abstaining.

The Chairman explained that, to complete the Board of Directors, the representative of the stockholder AGC Energia S. A. should put forward 5 sitting members and their respective substitute members, and the representative of the Stockholder The State of Minas Gerais should put forward 8 sitting members and the respective substitute members. Asking for the floor, the representatives of the stockholder AGC Energia S.A. proposed the following stockholders to be members of the Board of Directors:

Sitting members:

Eduardo Borges de Andrade

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Alameda das Falcatas, 879, São Luiz, CEP 31275-070, bearer of Identity Card M-925419, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000309886-91:

Otávio Marques de Azevedo

– Brazilian, married, engineer, resident and domiciled at São Paulo, São Paulo State, at Rua Afonso Braz, 115/91, Vila Nova Conceição, CEP 04511-010, bearer of Identity Card MG-479057, issued by the Public Safety Department of the State of Minas Gerais, and CPF 129364566-49;

Paulo Roberto Reckziegel Guedes

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Av. Paulo Camilo Pena, 495/301, Belvedere, CEP 30320-380, bearer of Identity Card MG-13975681, issued by the Public Safety Department of Minas Gerais State, and CPF nº 400540200-34.

Ricardo Coutinho de Sena

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Rio de Janeiro, 2299/1801, Lourdes, CEP 30160-042, bearer of Identity Card M-30172, issued by the Public Safety Department of the state of Minas Gerais, and CPF 090927496-72; and,

Saulo Alves Pereira Junior

– Brazilian, married, electrical engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Ludgero Dolabela, 857/701, Gutierrez, CEP 30430-130, bearer of Identity Card MG-5345878, issued by the Public Safety Department of Minas Gerais State, and CPF nº 787495906-00.

– and as their respective substitute members:

Ricardo Antônio Mello Castanheira

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Nova Era, 393, Mangabeiras, CEP 30315-380, bearer of Identity Card MG-1190558, issued by the Public Safety Department of Minas Gerais State, and CPF nº 130218186-68.

Renato Torres de Faria

– Brazilian, married, mining engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Rio de Janeiro, 2415/1900, Lourdes, CEP 30160-042, bearer of Identity Card M-1727787, issued by the Public Safety Department of the state of Minas Gerais, and CPF 502153966-34; and,

Newton Brandão Ferraz Ramos

– Brazilian, married, accountant, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Flavita Bretas, 609/602, Luxemburgo, CEP 30380-410, bearer of Identity Card M-4019574, issued by the Public Safety Department of the state of Minas Gerais, and CPF 813975696-20; and,

Paulo Márcio de Oliveira Monteiro

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Herculano de Freitas, 138/400, Gutierrez, CEP 30430-120, bearer of Identity Card M-739711, issued by the Public Safety Department of the state of Minas Gerais, and CPF 269960226-49; and,

Tarcísio Augusto Carneiro

– Brazilian, legally separated, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Professor Alvino de Paula, 27, Estoril, CEP 30450-430, bearer of Identity Card M-1076524, issued by the Public Safety Department of the state of Minas Gerais, and CPF 372404636-72 respectively.

The representative of the stockholder State of Minas Gerais then asked for the floor, and proposed the following stockholders as members of the Board of Directors:

Sitting members:

Dorothea Fonseca Furquim Werneck

– Brazilian, divorced, economist, resident and domiciled in Belo Horizonte, MG, at Rua Adauto Lúcio Cardoso 633, Belvedere, CEP 30320-290, bearer of identity card 3758423-2, issued by the Public Safety Office of the State of Rio de Janeiro, and of CPF261863817-49;

Djalma Bastos de Morais

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Av. Bandeirantes 665/401, Sion, CEP 30315-000, bearer of Identity Card 1966100268, issued by the Army Ministry, and CPF -006633526-49;

Antônio Adriano Silva

– Brazilian, married, company manager, resident and domiciled at Belo Horizonte-MG at Rua Ceará, 1883/801, Funcionários,, CEP 30150-311, bearer of Identity Card MG-1411903, issued by the Public Safety Department of the State of Minas Gerais, and CPF 056346956-00;

Arcângelo Eustáquio Torres Queiroz

– Brazilian, married, electricity employee, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua da Gameleira 100, Santa Branca, CEP 31565-240, bearer of Identity Card MG3632038, issued by the Public Safety Department of the state of Minas Gerais, and CPF 539109746-00,

Francelino Pereira dos Santos

– Brazilian, married, lawyer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Professor Antônio Aleixo 222/902, Lourdes, CEP 30180-150, bearer of Identity Card M-2063564, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000115841-49;

João Camilo Penna

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua La Plata, 90, Sion, CEP 30315-460, bearer of Identity Card MG-246968, issued by the Public Safety Department of Minas Gerais State, and CPF nº 000976836-04.

Luiz Carlos Costeira Urquiza

– Brazilian, married, entrepreneur, resident and domiciled in São Paulo, São Paulo State, at Rua Tucumã 99/17, Jardim Europa, CEP 01455-010, bearer of Identity Card 39648611-3, issued by the Public Safety Department of the state of São Paulo State, and CPF nº 591838457-04;

Maria Estela Kubitschek Lopes

– Brazilian, married, architect, resident and domiciled in Rio de Janeiro, RJ, at Rua Alberto de Campos 237/101, Ipanema, CEP 22411-030, bearer of Identity Card 45280-D, issued by CREA-RJ, and CPF 092504987-56; and

– and as their respective substitute members:

Paulo Sérgio Machado Ribeiro

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Piauí 1848/503, Funcionários, CEP 30150-321, bearer of Identity Card 34133/D, issued by CREA/MG, and CPF 428576006-15;

Lauro Sérgio Vasconcelos David

– Brazilian, legally separated, company manager, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Cruz Alta, 107/302, João Pinheiro, CEP 30530-150, bearer of Identity Card M-3373627, issued by the Public Safety Department of the state of Minas Gerais, and CPF 603695316-04.

Marco Antonio Rodrigues da Cunha

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Miguel Abras 33/501, Serra, CEP 30220-160, bearer of Identity Card M-281574, issued by the Public Safety Department of the State of Minas Gerais, and CPF 292581976-15:

Franklin Moreira Gonçalves

– Brazilian, married, data processing technologist, resident and domiciled in Belo Horizonte-MG, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card MG-5540831, issued by the Public Safety Department of the State of Minas Gerais, and CPF 754988556-72;

Leonardo Maurício Colombini Lima

– Brazilian, married, Accountant, resident and domiciled in Belo Horizonte, MG, at Rua Cônego Rocha Franco 325/401, Gutierrez, CEP 30441-045, bearer of Identity Card 705600, issued by the Public Safety Office of the State of Goiás, and CPF 065276716-87;

Guilherme Horta Gonçalves Júnior

– Brazilian, legally separated, economist, resident and domiciled in Belo Horizonte, MG, at Av. Olegário Maciel 1748/2202, Santo Agostinho, CEP 30180-112, bearer of Identity Card 1622046, issued by the Public Safety Department of the Federal District, and CPF 266078757-34;

Adriano Magalhães Chaves	– Brazilian, single, electrical engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua São Mateus 244, Brasil Industrial, CEP 30626-260, bearer of Identity Card

19908712, issued by the Public Safety Department of the state of Minas Gerais, and CPF 086051928-79; and,

Fernando Henrique Schüffner Neto

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Martim de Carvalho 395, Apt. 700, Santo Agostinho, CEP 30190-090, bearer of Identity Card M-1311632, issued by the Public Safety Department of the State of Minas Gerais, and CPF 320008396-49, respectively.

The nominations of the stockholder AGC Energia S.A. were placed in debate and, subsequently, put to the vote, and were approved, with the abstention of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI.

The Board Members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chairman further stated that, as a result of the change in the composition of the Board of Directors of Cemig and according to Clause 11, § 1º, of the Company’s Bylaws, and Clause 8, §1 of the Bylaws of Cemig D and of Cemig GT, there is a need for change of the composition of the Boards of Directors of the wholly-owned subsidiaries Cemig D and Cemig GT, because the structure and composition of the Boards of Directors and Audit Boards of those Companies must be identical to those of Cemig. Continuing the business of the meeting, the Chairman then requested the Secretary to read the Proposal of the Board of Directors, which deals with items 1 and 3 of the agenda, the content of which is as follows:

PROPOSAL BY THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 12, 2011.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig),

• whereas:

a)    it is the responsibility of the Department of Finance, Investor Relations and Financial Control of Holdings to consolidate and prepare the Annual Budget for the business year, obeying the Multi-year Strategic Implementation Plan, and to submit it for examination to the Executive Board and to the Board of Directors;

b)    under Clause 21, Paragraph 2 of the Company’s Bylaws, the Annual Budget must reflect the Company’s Multi-year Strategic Implementation Plan and must give details of operational revenue and expenses, costs and capital expenditure, cash flow, the amount to be allocated to payment of dividends, investments from the company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary;

c)    under Subclause “c” of Paragraph 4 of Article 21, it is the responsibility of the Executive Board to examine the Annual Budget, which must reflect the Multi-Year Strategic Implementation Plan then in effect, and also revisions to it, and to submit it to the Board of Directors for approval;

d)    the Budget for 2011 specifies figures that result in financial ratios exceeding those stipulated in Cemig’s Bylaws;

e)    Paragraph 7 of Clause 11 of the Bylaws of Cemig specifies that in the management of the Company and the exercise of the right to vote in subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with certain targets, including the following:

•      to limit the consolidated debt ratio measured as { (net debt) / (net debt plus stockholders’ equity) } to 40% (forty per cent); and

•      to limit the consolidated amount of funds allocated to capital expenditure and to the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

f)     it is expected that, at the end of 2011, these indicators will be at the following levels:

•      consolidated debt ratio, measured as { (net debt) / (net debt plus stockholders’ equity) }: 43.0% (forty three per cent);

•      consolidated amount of funds allocated to capital expenditure and to the acquisition of any assets: a maximum of 42% (forty per cent) of the company’s Ebitda;

g)    the Board of Directors has authorized that the target specified in Paragraph 7 of Clause 11 of the Bylaws, i.e. the consolidated ratio of { (net debt) / (net debt plus stockholders’ equity)}  be expanded to 43.0% (forty three per cent), for the year 2011;

h)    an Extraordinary General Meeting of Stockholders of Cemig will be held to change the composition of the Board of Directors;

i)     Clause 11, §1, of Cemig’s Bylaws states:

“§1      The structure and composition of the Board of Directors and of the Executive Board of the company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the exception that only the subsidiary Cemig Distribuição S.A shall have a Chief Energy Distribution and Sales Officer and the respective Department, and only the subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Energy Generation and Transmission Officer and the respective Department.”;

j)     Clause 8 of the Bylaws of Cemig D and of Cemig GT states:

Clause 8:        “The Company’s Board of Directors shall be made up of 14 (fourteen) members and an equal number of substitute members. One of the members shall be its Chairman and another its Vice-Chairman, all being subject to election and dismissal at any time by the General Meeting of Stockholders, for a period of office of 3 (three) years, and able to be reelected.

§1        The members of the Board of Directors must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig.”;

• now proposes to you as follows:

1)     – to authorize expansion, in the business year 2011, of the maximum limit set by Subclause (d) of Paragraph 7 of Clause 11 of the Bylaws, on the consolidated amount of funds allocated to capital expenditure and the acquisition of any assets, in the year, to 42% (forty two per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization); and

2)    – that the representatives of Cemig in the Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. (“Cemig D”) and Cemig Geração e Transmissão S.A. (“Cemig GT”) to be held on the same day as the EGM of Cemig should vote in favor of the alteration of the composition of the Board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, April 15, 2011.

Dorothea Fonseca Furquim Werneck – Chair	João Camilo Penna – Member
Djalma Bastos de Morais – Vice-Chairman	Luiz Carlos Costeira Urquiza – Member
Antônio Adriano Silva – Member	Paulo Roberto Reckziegel Guedes – Member
Arcângelo Eustáquio Torres Queiroz – Member	Ricardo Coutinho de Sena – Member
Eduardo Borges de Andrade – Member	Saulo Alves Pereira Junior – Member
Francelino Pereira dos Santos – Member	Renato Torres de Faria – Member
Guy Maria Villela Paschoal – Member

The Chairman then put the above-mentioned Proposal by the Board of Directors to debate, and, subsequently, to the vote, and it was approved unanimously. The meeting being opened to the floor, and since no-one wished to make any statement, the Chairman ordered the session suspended for the time necessary for the writing of the minutes. The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting. For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.